
07 Annual Report



To be a physician is to answer a higher calling.

LIFEPOINT
HOSPITALS, INC.

About LifePoint LifePoint Hospitals, Inc. is a leading hospital company focused on providing healthcare services in non-urban communities. At December 31, 2007, LifePoint operated 49 hospitals, of which 44 are in communities where LifePoint Hospitals is the sole mmunity hospital provider, in 18 states. LifePoint Hospitals' non-urban operating ategy offers continued operational improvement by focusing on its five core values: livering compassionate, high quality patient care; supporting physicians; creating an standing environment for employees; providing unmatched community value; and nsuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals is affiliated with approximately 21,000 employees. More information about LifePoint Hospitals can be found on its website, www.lifepointhospitals.com

Financial Highlights

(Dollars in millions, except for per share amounts)	2007	2006	% Changes
ating Results:			
ues	$2,630.1	$2,397.2	9.7 %
from continuing operations	$ 125.9	$ 144.5	(12.9)%
earnings per share from continuing operations	$ 2.20	$ 2.57	(14.4)%
average number of shares ents – diluted *(in millions)*	57.2	56.3	1.6%
s at end of period ations)	48	48	
icensed beds	5,671	5,419	
	196,755	189,622	8%
issions	386,820	368,436	.0%

LifePoint Hospitals is About People.
People helping family and friends. People caring for neighbors. People serving the healthcare needs of their hometown and region.



To our shareholders: Medicine is more than a profession. Healthcare is more than a business. In answering the call — and, literally, in being *on call* — doctors are committed to the mission of improving and maintaining the health of their patients. To carry out that mission, of course, physicians must be well equipped to deliver the best possible care to their patients.

LifePoint is committed to its mission of making communities healthier. As we do so, we expect to create meaningful value for you, our shareholders. Our ability to make communities healthier depends in large part on the ability of our hospitals to consistently attract and retain outstanding physicians. Without doubt, the medical staffs at our hospitals are the cornerstone of the healthcare delivery system in their respective communities. To be most effective and to make the greatest impact in their communities, these physicians require the right information, tools, technology and resources. They also need a strong, vibrant and viable hospital partner. Our commitment to supporting physicians is intertwined with our responsibility to you, as shareholders and members of our extended LifePoint community.

As owners of LifePoint, you are aware of the many industry challenges we face. Among these are shrinking reimbursements from our most significant payors – Medicare and Medicaid, an ever increasing number of patients who have no insurance or who are underinsured, and the growing levels of "bad debt" created when patients are unable to pay for services. The physicians who practice in our communities face many of these same issues. After I became CEO, we spent several months developing disciplined and very specific strategic initiatives to address each of these challenges and to also establish a clear path for our growth. Although many of these strategic initiatives are improvements that we expect to see over the long-term, we also anticipate that some of these initiatives will gain traction during 2008.

A Point of Vitality for the Community

In all but five of the markets we serve, we are the sole community provider. Without our hospital, patients would have to seek care elsewhere — in some cases, hundreds of miles away.

The challenge of maintaining the vitality of a small town is the challenge of sustaining a vital, small-town hospital. In towns across the country, like Lander, Wyoming, and Livingston, Tennessee, Morgan City, Louisiana, and Dodge City, Kansas, LifePoint is a focal point for sustaining the community. Strengthening the hospital's central role in the community is not only our commitment, it represents our greatest opportunity. By infusing our 49 hometowns with new physicians, new services and new resources — we operate stronger hospitals and build stronger communities that mutually reinforce each other. At the same time, we create something more: a competitive advantage. When patients can receive care in the same medical specialties, using the same sophisticated technologies, with the same high level of quality, they are more likely to remain close to home, nearer their families, entrusting their care to neighbors they know.

Gaining the leverage to compete requires organic growth — not just in patient and procedure volume, but in physician specialists, services, capabilities and expertise. In these ways and others, growth has been a particular point of emphasis and a point of success for our company in 2007. Because we are competing mostly against urban hospitals outside our communities, we have an opportunity to grow our market share in every market we serve, even those in which the market itself may not be growing. Through a combination of strategies to keep more patients "at home," we are moving aggressively to seize those opportunities.

By infusing our 49 hometowns with new physicians, new services and new resources — we operate stronger hospitals and build stronger communities that mutually reinforce each other.





Recruiting Valuable Hospital and Community Leaders

As you will see from some of their stories in this report, our physicians are special. They have to be. Not all physicians are drawn to the practice of medicine in small towns. Our physicians, however, value the lifestyle and quality of life unique to smaller communities. They recognize our communities as wonderful places to raise their families. They value the culture and opportunities for outdoor sports and recreation. They are driven by the chance to make a real difference in the life and health of the community.

On their own, smaller hospitals have difficulty finding and attracting these physicians. We fill that gap by using our strength, reputation and corporate resources to carry out an ongoing, nationwide effort to identify and recruit outstanding physician candidates. With LifePoint's size, geographic scope and commitment to physician retention, physicians know that we can match them to a hospital and community that fit their needs and preferences. We also have the flexibility, when appropriate, to employ physicians directly.

New doctors not only strengthen our hospitals and expand the availability of care for our neighbors; they go beyond to support their communities. They buy homes. They contribute their time and energies as volunteers. Their purchases and taxes help grow the local economy. Their children attend local schools. In all these ways and many more, our physicians enrich the entire community.

New Services, New Technologies, New Processes

Often, adding new physicians also means adding new specialties and service lines — another key element of our strategy for creating organic growth. For example, in 2007 we devoted particular attention to adding or improving our hospitals' capabilities in diagnostic imaging and outpatient surgeries. As part of this effort, we added new multi-slice CT scanners (many are 64-slice units, one of the most powerful

For us — and for our patients — there can be no such thing as "good enough."

available) in approximately 60% of our hospitals. As a result of these augmented capabilities, we realized a significant increase in outpatient CT volume and a 23% increase in revenue from these procedures.

During 2008 and beyond, we will continue to make targeted capital investments in new technologies, especially in the surgical areas of our hospitals, that will enable our physicians to provide the highest standards of care and enable patients and their families to benefit from services that are close to home yet second to none. In many of our communities, we are strategically targeting very specialized services — such as cardiovascular care, cancer care and emergency services — that also meet demonstrated needs. By reversing patient outmigration, these investments, we believe, will yield solid organic growth during the next several years. At the same time, we are making a concerted effort to streamline outpatient processes to provide greater convenience for our patients and physicians.

Strengthening Our Operational Support

LifePoint has always enjoyed an excellent reputation for operating hospitals effectively. But, we are not satisfied to rest on it. We are taking decisive action to ensure that our hospitals become more efficient and productive competitors.

Toward that end, we are enhancing our corporate resources in order to provide valuable expertise and support to our hospitals in such areas as purchasing and revenue cycle management. Our focus on revenue cycle management has yielded a 75% improvement in upfront collections over the prior year. To improve the efficiency of our purchasing operations, we implemented electronic data warehouses at all of our hospitals. Now, for the first time ever, our materials managers have access to a wealth of information never before available to make informed purchasing decisions. New resources in our labs and pharmacies have led to savings across our company. We also have identified additional areas of potential savings, and we are vigorously pursuing them.

Meanwhile, we also created a new Operational Excellence division to help our hospitals make the most of what we believe to be significant opportunities for financial improvement. In addition to spearheading improvements in some of the areas already discussed, this division will lead company-wide initiatives to realize improvements in such areas as contract labor and professional fees. It will also assume a lead role in integrating into LifePoint any new hospitals that we may acquire, along with conducting due diligence on prospective acquisitions.

The Quality Imperative

For us — and for our patients — there can be no such thing as "good enough." Improving quality is a continuous process. In all of our markets, we intend to be known as the high-quality provider. We are committed to demonstrating to our neighbors that, when it comes to their choice of hospitals, bigger does not necessarily mean better; it just means less convenient.

As one reflection of that commitment, we created a new position in our company for Chief Medical Officer. Then we found someone outstanding to fill that critical role: Dr. Lanny Copeland. Dr. Copeland, who joined our senior management team in August, brings to LifePoint a great depth of experience both as a practicing physician and as a leader in managing quality initiatives across the country. Since his arrival, he has focused on improvements of our core measures for quality. Also, he has worked to educate our physicians and staff and strengthen physician relations by cultivating medical staff leadership in our hospitals.

Strengthening Our Team

Dr. Copeland is emblematic of a strong team that continues to grow even stronger, as is David Dill, who became our new Chief Financial Officer last year. With his knowledge and skill in finance and operations, David is the ideal person to serve in this position as we continue to develop new strategies to grow our business.

As a company, we are committed not only to attracting great talent, but also to developing it from within LifePoint. Across our organization, we are putting programs in place to build and equip leaders for the future of our hospitals. This strategy, we believe, is especially important for rural hospitals, where a CEO, CFO or CNO, who knows the community and knows our company, can make an enormous difference in maintaining positive momentum.

Growing Deliberately But Opportunistically

We are looking to grow through acquisitions. Ours remains a field abundant with opportunities for consolidation and growth, and we intend to capitalize on them. We will be aggressive in exploring these opportunities, active in evaluating them, and selective in moving forward with those that offer the best potential, the best pricing and the best fit. We will remain committed to a process that acquires only assets where we truly believe we can make communities healthier and that offer the appropriate long term return for you.

Looking Forward to Our Future

In the face of headwinds that buffeted the entire hospital field last year, LifePoint has continued to perform. Even as hospitals faced strong pressure on margins — due to price pressures from payors and increased bad debt — our company's margins remained near the top of our industry. Even as many saw a tightening of admissions, our company's adjusted admissions for the year (which measure both inpatient and outpatient volume) increased — maintaining a trend that has allowed us to achieve a combined annual growth rate of 16% over the past nine years. Our emergency room admissions — the gateway to over half of our hospitals' admissions and a major source of self-pay revenue — again increased last year.

Amid the challenges that hospitals in America face today, we are excited about our company's future. As America's population continues to age and medical technology continues to evolve, healthcare spending — now at 15% of our nation's GDP (gross domestic product) — will continue to rise. We are positioned in a segment of the acute-care hospital industry that should offer significant growth opportunities. These trends, together with population growth in the South and West, where a significant number of our hospitals are located, should benefit us. In addition, our recent work has confirmed my view that our existing markets offer excellent potential for organic growth.

In closing, I want to thank each and every shareholder for your investment in, and commitment to, LifePoint Hospitals. We believe that we have the right experience and the right focus to be successful in this environment. Through new physicians, new services, new technologies and new efficiencies, we are continuing to invest in our hospitals and strengthening our existing physician relationships in ways that enhance their competitive strengths and build solid foundations for future growth. Now, as a team, we are renewing our commitment to exercise decisive leadership that will help forge even stronger hospitals and more vibrant communities, and deliver even greater long-term value to you, our shareholders.

Sincerely,



William F. Carpenter III
President and Chief Executive Officer





At LifePoint, we consider all the physicians who practice in our communities to be special. We have chosen four of these remarkable caregivers because they exemplify the medical professionals providing services in our 49 hospitals throughout the country. To them, what they do is more than just work – it's a higher calling.

Dr. Lanny Copeland
CHIEF MEDICAL OFFICER, LIFEPOINT



Dr. Lanny Copeland spent the first 20 years of his medical career as a family physician in little towns such as Greensburg, Indiana, and Moultrie, Georgia. He then advanced to positions of greater responsibility and management in large hospitals and health systems where he used his valuable experiences to train young doctors to serve just the kinds of hospitals and communities that he had served in the earlier years of his career. He enjoyed coming to work every day. But, he didn't think of it as just work – he considered it a higher calling. So it was a natural fit last year when Dr. Copeland, a former president of the American Academy of Family Physicians, agreed to become LifePoint's first Chief Medical Officer.

Since August, Dr. Copeland has focused on enhancing the quality of care by helping our hospitals and physicians rigorously measure core indicators and systematically follow best practices. As the huge stack of papers on his desk attests, part of that task involves breaking down data on practice patterns for each physician and each hospital. One by one, he's also visiting each community.

"It's time-consuming," he says, "but critical work." "When it comes to quality, bigger doesn't necessarily mean better. Our hospitals are such a vital part of our communities, we want to do everything we can to strengthen them."

Dr. James Kemmerly, OB-GYN
MINDEN MEDICAL CENTER, MINDEN, LOUISIANA

Since he came to Minden, over 40 years ago, Dr. James Kemmerly has welcomed more than 7,000 babies — spanning three generations of some families — into the world. About 15,000 people live in Minden today. That doesn't quite mean that Dr. Kemmerly delivered nearly half the population. His is the only OB-GYN practice serving four parishes and part of a fifth in the rural areas east of Shreveport, plus a couple of communities in southern Arkansas. "That's one reason I picked this place," he says. "I wanted to feel needed."

During his first 11 years, when he was in solo practice, he was so needed that even finding time for dinner and a movie in Shreveport became almost impossible. Now, the practice has grown to four doctors, two nurse practitioners and three locations. The hospital's original delivery unit — a converted closet when Dr. Kemmerly arrived in 1966 —has grown, with help from LifePoint, to nine well-equipped delivery rooms.

Minden has changed in one other way, too. You'll find more than a few people today with the same, slightly unusual first name: Kemmerly.

Dr. Rod Pollary, Pediatrics
ASHLEY REGIONAL MEDICAL CENTER
VERNAL, UTAH

When he agreed to serve on an interim basis following the departure of the town's sole pediatrician and the arrival of a new one, Dr. Rod Pollary never imagined he'd still be in Vernal, Utah. But, the new doctor was unable to come, and Dr. Pollary graciously agreed to help out for a while longer. Then, he learned that, on average, there was a new pediatrician in Vernal every two years; none remained long enough to set long-term goals and see them through to completion. And, long-term planning was definitely something that was in Dr. Pollary's blood. In 1983, he founded and served as President and Chairman of the Board of an after-hours pediatric group, the first after-hours alternative to emergency room care for children in the United States.

Today, six years later, Dr. Pollary's pediatric practice in Vernal, Utah, has grown to four doctors who serve roughly 10,000 patients and provide night-time coverage. Each doctor works three 12-hour shifts a week — a practice that regularly gives Dr. Pollary enough free time to make the 2.5-hour drive to see his 10 grandchildren in Salt Lake City. He's developing a management and succession plan and working with other local physicians to strengthen coordination between the hospital and the medical staff. The above-and-beyond effort, a constant throughout his 30-year medical career, was a prime reason why, in 2006, Dr. Pollary became the first recipient of LifePoint's Physician of the Year Award.

Dr. Kenna Williams, General Surgery
HILLSIDE HOSPITAL, PULASKI, TENNESSEE

Dr. Williams, who moved to Pulaski in mid-2007, likes being in "a wonderful small town" where folks know her by name. "I appreciate the ease of living here and how kind people are," she says.

Just as much, Dr. Williams — whose passion for public health runs so deep that she still visits a nonprofit clinic she started in another rural Tennessee community — appreciates being able to make a meaningful difference for her neighbors. She's been known to make house calls, line up transportation for patients, coordinate their care and help them access and navigate the healthcare system.

"General surgeons are exactly what rural communities need," she says. "We do a little bit of everything, depending on each patient. Each one is different. Yet, they all have one thing in common: They appreciate being able to receive good care close to home."

SELECTED FINANCIAL DATA

The table below contains selected financial data of our company for, or as of the end of, each of the five years ended December 31, 2007. The selected financial data is derived from our audited consolidated financial statements. In April 2005, we completed the Province business combination. The results of operations of Province are included in our results of operations beginning April 16, 2005. The timing of acquisitions and divestitures completed during the years presented affects the comparability of the selected financial data. The selected financial data excludes the operations as well as assets and liabilities of our discontinued operations in our consolidated financial statements. Additionally, we have recognized certain transaction and debt retirement costs as discussed in our audited consolidated financial statements during the periods presented that affected the comparability of the selected financial data. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and in *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

	Years Ended December 31,				
(In millions, except per share amounts)	2003	2004	2005	2006	2007
Statement of Operations Data:					
Revenues	$ 861.7	$ 928.8	$ 1,809.1	$ 2,397.2	$ 2,630.1
Income from continuing operations	69.4	85.9	82.2	144.5	125.9
Income from continuing operations per share:					
Basic	$ 1.86	$ 2.32	$ 1.64	$ 2.60	$ 2.24
Diluted	$ 1.78	$ 2.18	$ 1.61	$ 2.57	$ 2.20
Weighted average shares outstanding:					
Basic	37.2	37.0	50.1	55.6	56.2
Diluted	43.3	42.8	53.2	56.3	57.2
Cash dividends declared per share	–	–	–	–	–
Balance Sheet Data (as of end of year):					
Working capital, excluding assets and liabilities held for sale	$ 101.9	$ 115.8	$ 180.0	$ 193.4	$ 339.9
Property and equipment, net	437.9	495.5	1,252.5	1,339.4	1,417.7
Total assets (including assets held for sale)	799.0	890.4	3,224.6	3,638.4	3,626.5
Long-term debt, including amounts due within one year	270.0	221.0	1,514.6	1,668.9	1,517.4
Stockholders' equity	394.3	509.5	1,287.8	1,450.0	1,544.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We recommend that you read this discussion together with our consolidated financial statements and related notes included elsewhere in this report. Unless otherwise indicated, all relevant financial and statistical information included herein relates to our continuing operations.

Overview

Our revenues for 2007 as compared to 2006 were favorably impacted by an increase in revenues per equivalent admission and the 2006 acquisition of Clinch Valley Medical Center ("Clinch Valley") and Raleigh General Hospital ("Raleigh"). Our income from continuing operations and diluted earnings per share from continuing operations for 2007, as compared to 2006, were negatively affected by increases in our provision for doubtful accounts, professional fees expense and contract labor. The following table reflects our summarized operating results for the periods presented (in millions, except per share amounts):

	2005	2006	2007
Revenues	$ 1,809.1	$ 2,397.2	$ 2,630.1
Income from continuing operations	$ 82.2	$ 144.5	$ 125.9
Diluted earnings per share from continuing operations	$ 1.61	$ 2.57	$ 2.20

Key Challenges

We anticipate increasing our revenues and profitability on both a long-term and short-term basis. However, we have the following internal and external key challenges to overcome:

- *Inpatient Volumes.* We have experienced a decline in our inpatient volumes during the later half of 2007. This was the result of physician attrition in several of our markets, lack of disease across our markets, the closure of certain unprofitable service lines at a few of our hospitals and the long-term industry trend of inpatient services shifting to outpatient services. We will focus on adding or further emphasizing service lines that are needed in our communities.
- *Increases in Provision for Doubtful Accounts.* We have experienced an increase in our provision for doubtful accounts during recent years. These increases were the result of an increased number of uninsured patients and an increase in co-payments and deductibles from healthcare plan design changes. These changes increase collection costs and reduce overall cash collections. Our quarterly provision for doubtful accounts on a consolidated basis, which comprises our continuing and discontinued operations was as follows for the periods presented (in millions):

	Provision for Doubtful Accounts		
	2005	2006	2007
First Quarter	$ 25.2	$ 68.6	$ 77.7
Second Quarter	45.3	60.2	84.6
Third Quarter	63.0	73.9	82.2
Fourth Quarter	63.8	71.2	79.6
	$ 197.3	$ 273.9	$ 324.1

Our revenues decrease when we write-off patient accounts identified as charity and indigent care. Our hospitals write-off a portion of a patient's account upon the determination that the patient qualifies under the hospital's charity/indigent care policy. In the event that a patient account was previously classified as self-pay when the determination of charity/indigent status is made, a corresponding reduction in the provision for doubtful accounts may occur.

The following table reflects our quarterly consolidated charity and indigent care write-offs for the periods presented (in millions):

	Charity and Indigent Care Write-Offs		
	2005	2006	2007
First Quarter	$ 1.8	$ 6.0	$ 16.2
Second Quarter	6.3	12.2	14.1
Third Quarter	8.4	11.6	12.0
Fourth Quarter	9.5	16.6	11.4
	$ 26.0	$ 46.4	$ 53.7

The provision for doubtful accounts, as well as charity and indigent care write-offs, relate primarily to self-pay revenues. The following table reflects our quarterly consolidated self-pay revenues, net of charity and indigent care write-offs, for the periods presented (in millions):

	Self-Pay Revenues		
	2005	2006	2007
First Quarter	$ 26.9	$ 73.8	$ 80.3
Second Quarter	56.9	73.3	87.1
Third Quarter	74.1	88.3	86.6
Fourth Quarter	71.6	75.1	82.7
	$ 229.5	$ 310.5	$ 336.7

The following table shows our consolidated revenue days outstanding reflected in our consolidated net accounts receivable as of the dates indicated:

	Revenue Days Outstanding in Accounts Receivable		
	2005	2006	2007
March 31	37.2	39.6	40.8
June 30	41.0	40.7	41.4
September 30	42.0	45.1	43.7
December 31	40.5	43.1	43.1

The approximate percentages of billed hospital receivables, which is a component of total accounts receivable, are summarized as follows as of the dates presented:

	December 31,	
	2006	2007
Insured receivables	37.1 %	33.2%
Uninsured receivables (including co-payments and deductibles)	62.9	66.8
	100.0 %	100.0%

The approximate percentages of billed hospital receivables in summarized aging categories are as follows as of the dates presented:

	December 31,	
	2006	2007
0 to 60 days	49.3 %	45.1%
61 to 150 days	21.3	19.9
Over 150 days	29.4	35.0
	100.0 %	100.0%

We continue to implement a number of operating strategies related to cash collections. However, if the trend of increasing self-pay revenues continues, our future results of operations and future financial position could be materially adversely affected.

- *Physician Recruitment and Retention.* Recruiting, attracting and retaining both primary care physicians and specialists for our non-urban communities is a key to increasing revenues, patient volumes and the value that the communities place on our hospitals. The medical staffs at our hospitals are typically small and our revenues are negatively affected by the loss of physicians. We believe that continuing to add primary care physicians and specialists should help our hospitals increase volumes by offering new services. Physician attrition is also a challenge for us.
- *Challenges in Professional and General Liability Costs.* Professional and general liability costs remain a challenge to us and we expect this pressure to continue in the future. Additionally, we experienced unfavorable claims development results in 2007, which are reflected in our professional and general liability costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- *Shortage of Clinical Personnel and Increased Contract Labor Usage.* In recent years, many hospitals, including some of the hospitals we own, have encountered difficulty in recruiting and retaining nurses and other clinical personnel. When we are unable to staff our nursing and other clinical positions, we are required to use contract labor to ensure adequate patient care. Contract labor generally costs more per hour than employed labor. We have adopted a number of human resources strategies in an attempt to improve our ability to recruit and retain nurses and other clinical personnel. However, we expect that staffing issues related to nurses and other clinical personnel will continue in the future. Additionally, we have incurred an increase in professional fees primarily for anesthesiology, radiology, and emergency room services. Our expense for professional fees paid to hospital-based physicians has increased as the shortage of these physicians becomes more acute.
- *Indebtedness.* Our consolidated debt was $1,517.4 million as of December 31, 2007, and we incurred $95.7 million of net interest expense during 2007. Our indebtedness decreases our net income and reduces the amount of funds available for operations, capital expenditures and future acquisitions. We are in compliance with our financial debt covenants as of December 31, 2007 and believe we will be in compliance with them throughout 2008.
- *Medicare Changes – Implementation of Medicare Severity Diagnosis-Related Groups.* Changes with respect to governmental reimbursement affect our revenues and earnings. On August 1, 2007, the Centers for Medicare and Medicaid Services ("CMS") issued its hospital inpatient prospective payment system final rule for FFY 2008. Among other items, the final rule creates 745 new severity-adjusted diagnosis-related groups ("Medicare Severity DRGs" or "MS-DRGs") to replace Medicare's current 538 DRGs. Under the final rule, the new MS-DRGs will be phased in over a two year period. In addition, the final rule also provides for a market basket increase of 3.3% in FFY 2008 for hospitals that report certain patient care quality measures and an increase of 1.3% for hospitals that do not submit this information. However, to offset the effect of the coding and discharge classification changes that CMS believes will occur as hospitals implement the MS-DRG system, the final rule also reduces Medicare payments to hospitals by 1.2% in federal fiscal year 2008 and 1.8% in both FFY 2009 and 2010.
  Subsequently, on September 29, 2007, President Bush signed Public Law No: 110-90, effectively decreasing these reductions for FFY 2008 and 2009 to 0.6% and 0.9%. CMS plans to conduct a "look-back" beginning in FFY 2010 and make appropriate changes to the reduction percentages based on actual claims data. CMS anticipates that the final rule will result in an increase in payments to hospitals that serve more severely ill patients and a decrease to hospitals that serve patients who are less severely ill. Although difficult to predict, the implementation of the MS-DRG system and the other provisions of the final rule may result in our Medicare acute inpatient hospital reimbursement remaining flat in FFY 2008. Part I, Item 1. Business, "Sources of Revenue" contains a detailed discussion of provisions that affect our Medicare reimbursement, including the Medicare hospital inpatient, hospital outpatient, and inpatient rehabilitation facility prospective payment systems.
- *Medicare Changes–Medicare Hospital Outpatient Prospective Payment System.* On November 1, 2007, CMS issued its final hospital outpatient prospective payment system rule for calendar year 2008. Among other provisions, this includes a 3.3% market basket update and requires hospitals to begin reporting seven hospital outpatient quality measures. Beginning in calendar year 2009, the annual payment update factor will be reduced by 2.0 percentage points for hospitals that do not report those measures.
- *Medicare Changes–Inpatient Rehabilitation Facility Prospective Payment System.* On July 31, 2007, CMS published its Medicare inpatient rehabilitation facility prospective payment system final rule for FFY 2008. The final rule increases the inpatient rehabilitation facility ("IRF") payment rate by 3.2% and the high-cost outlier threshold from $5,534 to $7,362 for FFY 2008. The final rule also continues the phase-in of the requirement that at least 75% of an IRF's patients have one of 13 designated medical conditions (the "75% Rule") which has resulted in decreased volume in our rehabilitation units. However, the Medicare, Medicaid, and SCHIP Extension Act of 2007, enacted December 29, 2007 (the "Extension Act") permanently freezes the compliance threshold at 60% effective for cost reporting periods starting July 1, 2006, and allows co-morbid conditions to count toward this threshold.
- *Medicaid Changes.* States have adopted, or may be considering, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. The legislation passed by the New Mexico legislature in February 2008 is one example of this. Future legislation or other changes in the administration or interpretation of government health programs could have a material adverse effect on our financial position and results of operations. On May 25, 2007, CMS issued a final rule entitled "Medicaid Program; Cost Limit for Providers Operated by Units of Government and Provisions to Ensure the Integrity of Federal-State Financial Partnership," which was expected to reduce federal Medicaid funding by $4 billion over five years. Also on this date, President Bush signed into law HR 2206, placing a moratorium on this rule for one year. However, when the moratorium expires in 2008, this final rule could significantly impact state Medicaid programs and our revenue from these programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- *Increases in Supply Costs.* During the past few years, we have experienced an increase in supply costs per-equivalent admission, especially in the areas of pharmaceutical, orthopedic, oncology and cardiac supplies. We participate in a group purchasing organization in an attempt to achieve lower supply costs from our vendors. Because of the fixed reimbursement nature of most governmental and commercial payor arrangements, we may not be able to recover supply cost increases through increased revenues.
- *Increases in Information Technology Costs and Costs of Integration.* Our business depends significantly on effective information systems to process clinical and financial information. Our acquisition activity requires transitions from, and the integration of, various information systems that are used by hospitals we acquire. We rely heavily on HCA-IT for information systems integration pursuant to our contractual arrangement for information technology services. Under a contract with a term that will expire on December 31, 2009, HCA-IT provides us with financial, clinical, patient accounting and network information systems. We are currently negotiating with HCA-IT to extend the HCA-IT agreement beyond 2009.

Hospital Acquisitions

We seek to identify and acquire selected hospitals in non-urban communities. In evaluating a hospital for acquisition, we focus on a variety of factors. One factor we consider is the number of patients that are traveling outside of the community for healthcare services. Another factor we consider is the hospital's prior operating history and our ability to implement new healthcare services. In addition, we review the local demographics and expected future trends. Upon acquiring a facility, we work to integrate the hospital quickly into our operating practices. Please refer to the section in Part I, Item 2. *Properties*, in our 2007 Annual Report on Form 10-K for a table of our hospitals, including acquisition dates. Additionally, please refer to Note 2 to our consolidated financial statements included in this report for further discussion of acquisitions that we have made in recent years. Our results of operations include the operations of our acquisitions since the effective date of each acquisition.

In connection with the final purchase price allocation of the 2006 acquisition of Clinch Valley and Raleigh, we recognized an increase in depreciation and amortization expense of approximately $3.2 million ($1.9 million, net of income taxes), or $0.03 per diluted share, during 2007. This increased depreciation and amortization expense was the result of higher values of certain buildings, equipment and intangible assets than we originally anticipated in the preliminary purchase price allocation.

In connection with the finalization of the purchase price allocations of both Danville Regional Medical Center and Province, we recognized a reduction in depreciation expense of approximately $13.5 million ($8.1 million net of income taxes), or $0.14 per diluted share during 2006. This decreased depreciation expense was the result of lower fair values of certain property and equipment than we originally anticipated in the preliminary purchase price allocations.

Discontinued Operations

From time to time, we evaluate our facilities and may sell assets which we believe may no longer fit with our long-term strategy for various reasons.

Coastal Carolina Medical Center ("Coastal")

Effective July 1, 2007, we completed the sale of Coastal to Tenet Healthcare Corporation for $35.0 million plus adjustments for working capital and other items. In connection with the sale, we recognized an impairment charge of $7.8 million, net of income taxes, or $0.14 per diluted share, in discontinued operations during 2007. The following table sets forth the calculation of Coastal's impairment charge during 2007 (in millions):

Cash proceeds from sale	$ 35.4
Less assets sold:	
Property and equipment	(28.5)
Goodwill	(14.1)
Intangible assets	(0.5)
Net working capital	0.1
	(7.6)
Income tax provision	(0.2)
	$ (7.8)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Colorado River Medical Center ("Colorado River")

In March 2007, we signed a letter of intent with the Board of Trustees of Needles Desert Communities Hospital (the "Board of Trustees") to transfer to the Board of Trustees substantially all of the operating assets and net working capital of Colorado River plus $1.5 million in cash, which approximates the net present value of future lease payments due under the lease agreement between the Board of Trustees and us in consideration for the termination of the existing operating lease agreement. Subsequently, in December 2007, we entered into a definitive agreement with the Board of Trustees that terminates the existing lease agreement effective March 2008. Colorado River will return to the Board of Trustees at that time. In connection with the signing of the letter of intent and definitive agreement, we recognized an impairment charge of $8.7 million, net of income taxes, or $0.15 per diluted share, in discontinued operations during 2007. The impairment charge relates to goodwill impairment, the property and equipment and net working capital to be transferred to the Board of Trustees, for which we anticipate receiving no consideration.

The following table sets forth the components of Colorado River's impairment charge during 2007 (in millions):

Property and equipment	$ (4.9)
Net working capital	(4.7)
Goodwill	(3.1)
	(12.7)
Income tax benefit	4.0
	$ (8.7)

Other Disposals

In connection with the acquisition of four hospitals from HCA effective July 1, 2006, we committed to a plan to divest two of the acquired hospitals, St. Joseph's Hospital ("St. Joseph's") and Saint Francis Hospital ("Saint Francis"). We sold Saint Francis effective January 1, 2007 to Herbert J. Thomas Memorial Hospital Association and St. Joseph's effective May 1, 2007 to Signature Hospital, LLC.

On March 31, 2006, we sold Smith County Memorial Hospital to Sumner Regional Health System, and, effective May 1, 2006, we sold Medical Center of Southern Indiana and Ashland Regional Medical Center to Saint Catherine Healthcare. Additionally, we divested Palo Verde Hospital on January 1, 2006 by terminating our lease of that hospital and returning the hospital to the Hospital District of Palo Verde. Finally, we sold Bartow Memorial Hospital on March 31, 2005 to Health Management Associates, Inc. Please refer to Note 3 of our consolidated financial statements included elsewhere in this report for more information on our discontinued operations.

The following table reflects our summarized operating results of discontinued operations for the periods presented (in millions, except per share amounts):

	2005	2006	2007
Revenues	$ 94.1	$ 150.9	$ 58.9
Loss from discontinued operations	$ (2.8)	$ (3.2)	$ (6.8)
Impairment charge	(5.8)	—	(16.5)
Gain (loss) on sale of hospitals	(0.7)	4.2	(0.6)
Income (loss) from discontinued operations	$ (9.3)	$ 1.0	$ (23.9)
Diluted earnings (loss) per share from discontinued operations	$ (0.18)	$ 0.02	$ (0.41)

Summary

Each of our challenges are intensified by our inability to control related trends and the associated risks. Therefore, our actual results may differ from our expectations. To maintain or improve operating margins in the future, we must, among other things, increase patient volumes through physician recruiting, relationships and retention while controlling the costs of providing services.

Revenue Sources

Our hospitals generate revenues by providing healthcare services to our patients. The majority of these healthcare services are directed by physicians. We are paid for these healthcare services from a number of different sources, depending upon the patient's medical insurance coverage. Primarily, we are paid by governmental Medicare and Medicaid programs, commercial insurance, including managed care organizations, and directly by the patient. The amounts we are paid for providing healthcare services to our patients vary depending upon the payor. Governmental payors generally pay significantly less than the hospital's customary charges for the services provided. Please refer to Part I, Item 1. *Business,* "Sources of Revenue" in our 2007 Annual Report on Form 10-K for a detailed discussion of our revenue sources.

Revenues from governmental payors, such as Medicare and Medicaid, are controlled by complex rules and regulations that stipulate the amount a hospital is paid for providing healthcare services. Our compliance with these rules and regulations requires an extensive effort to ensure we remain eligible to participate in these governmental programs. In addition, these rules and regulations are subject to frequent changes as a result of legislative and administrative action on both the federal and the state levels. For these reasons, revenues from governmental programs change frequently and require us to monitor regularly the environment in which these governmental programs operate.

Revenues from HMOs, PPOs and other private insurers are subject to contracts and other arrangements that require us to discount the amounts we customarily charge for healthcare services. These discounted arrangements often limit our ability to increase charges in response to increasing costs. We actively negotiate with these payors to seek to maintain or increase the pricing of our healthcare services. Insured patients are generally not responsible for any difference between customary hospital charges and the amounts received from commercial insurance payors. However, insured patients are responsible for payments not covered by insurance, such as exclusions, deductibles and co-payments.

Self-pay revenues are primarily generated through the treatment of uninsured patients. Our hospitals experienced an increase in self-pay revenues during recent years.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

Our management has discussed the development and selection of these critical accounting estimates with the audit committee of our Board of Directors and with our independent registered public accounting firm, and they both have reviewed the disclosure presented below relating to our critical accounting estimates.

The table of critical accounting estimates is not intended to be a comprehensive list of all of our accounting policies that require estimates. We believe that of our significant accounting policies, as discussed in Note 1 of our consolidated financial statements included elsewhere in this report, the estimates discussed below involve a higher degree of judgment and complexity. We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and our financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table that follows presents information about our critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate:

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
Allowance for doubtful accounts and provision for doubtful accounts Accounts receivable primarily consist of amounts due from third-party payors and patients. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The primary uncertainty lies with uninsured patient receivables and deductibles, co-payments or other amounts due from individual patients. Our allowance for doubtful accounts, included in our consolidated balance sheets as of December 31 was as follows (in millions): • 2007 – $376.3; and • 2006 – $326.2 Our provision for doubtful accounts from continuing operations, included in our consolidated results of operations, was as follows (in millions): • 2007 – $314.2; • 2006 – $257.4; and • 2005 – $183.3	The largest component of bad debts in our patient accounts receivable relates to accounts for which patients are responsible, which we refer to as patient responsibility accounts or self- pay accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. In general, we attempt to collect deductibles, co-payments and self-pay accounts prior to the time of service for non-emergency care. If we do not collect these patient responsibility accounts prior to the delivery of care, the accounts are handled through our billing and collections processes. We verify each patient's insurance coverage as early as possible before a scheduled admission or procedure, including with respect to eligibility, benefits and authorization/pre-certification requirements, in order to notify patients of the amounts for which they will be responsible. We attempt to verify insurance coverage within a reasonable amount of time for all emergency room visits and urgent admissions in compliance with the Emergency Medical Treatment and Active Labor Act. In general, we perform the following steps in collecting accounts receivable: • if possible, cash collection of deductibles, co-payments and self-pay accounts prior to or at the time service is provided; • billing and follow-up with third party payors; • collection calls; • utilization of collection agencies; and • if collection efforts are unsuccessful, write-off of the accounts. Our policy is to write-off accounts after all collection efforts have failed, which is generally one year after the date of discharge of the patient. Patient responsibility accounts represent the majority of our write-offs. All of our hospitals retain third-party collection agencies for billing and collection of delinquent accounts. At most of our	If self-pay revenues during 2007 were changed by 1%, our 2007 after-tax income from continuing operations would change by approximately $2.0 million or diluted earnings per share of $0.03. This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate uncollectible patient accounts that are highly uncertain and requires a high degree of judgment. Our estimates may be impacted by changes in regional economic conditions, business office operations, payor mix and trends in federal or state governmental healthcare coverage. A significant increase in our provision for doubtful accounts (as a percentage of revenues) would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
	hospitals, more than one collection agency is used to promote competition and improve performance results. The selection of collection agencies and the timing of referral of an account to a collection agency vary among hospitals. Generally, we do not write-off accounts prior to utilizing the services of a collection agency. Once collection efforts have proven unsuccessful, an account is written off from our patient accounting system against the allowance for doubtful accounts. We determine the adequacy of the allowance for doubtful accounts utilizing a number of analytical tools and benchmarks. No single statistic or measurement alone determines the adequacy of the allowance. As it relates to our recently- acquired hospitals, we monitor trends in revenues and cash collections on a monthly basis for 18 to 24 months subsequent to the acquisition on a facility-by-facility basis. As it relates to our core hospitals, which we refer to as 'same- hospital,' we monitor the revenue trends by payor classification on a month-by-month basis along with the composition of our accounts receivable agings. This review is focused primarily on trends in self-pay revenues, accounts receivable, co-payment receivables and historic payment patterns. In addition, we analyze other factors such as revenue days in accounts receivable and we review admissions and charges by physicians, primarily focusing on recently recruited physicians. The allowance for doubtful accounts relating to the former Province facilities increased by $21.0 million during 2005, which resulted in a decrease in our diluted earnings per share of $0.25 for 2005, to conform the former Province facilities' allowance for doubtful accounts to our critical accounting estimate. This adjustment constituted a change in the estimation process from the former Province critical accounting estimate and is reflected as transaction costs in our consolidated statement of operations for 2005. The adjustment is the result of our review of Province's patient accounts receivable and the application of the same assumptions and processes we use.	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
Revenue recognition / Allowance for contractual discounts We recognize revenues in the period in which services are provided. Accounts receivable primarily consist of amounts due from third-party payors and patients. Amounts we receive for treatment of patients covered by governmental programs, such as Medicare and Medicaid, and other third-party payors such as HMOs, PPOs and other private insurers, are generally less than our established billing rates. Accordingly, our gross revenues and accounts receivable are reduced to net realizable value through an allowance for contractual discounts. Approximately 84.1% of our revenues during 2007 relate to discounted charges. The sources of these revenues were as follows (as a percentage of total revenues): • Medicare – 32.9%; • Medicaid – 9.5%; and • Managed care – 41.7%.	Revenues are recorded at estimated net amounts due from patients, third- party payors and others for healthcare services provided. We utilize multiple patient accounting systems. Therefore, estimates for contractual allowances are calculated using computerized and manual processes depending on the type of payor involved and the patient accounting system used by each of our hospitals. In certain hospitals, the contractual allowances are calculated by a computerized system based on payment terms for each payor. In other hospitals, the contractual allowances are determined manually using historical collections for each type of payor. For all hospitals, certain manual estimates are used in calculating contractual allowances based on historical collections from payors that are not significant or have not entered into a contract with us. All contractual adjustments regardless of type of payor or method of calculation are reviewed and compared to actual experience. *Governmental payors* The majority of services performed on Medicare and Medicaid patients are reimbursed at predetermined reimbursement rates. The differences between the established billing rates (i.e., gross charges) and the predetermined reimbursement rates are recorded as contractual discounts and deducted from gross charges. Under this prospective reimbursement system, there is no adjustment or settlement of the difference between the actual cost to provide the service and the predetermined reimbursement rates. Discounts for retrospectively cost-based revenues, which were more prevalent in periods before 2000, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third party intermediaries, which can take several years to resolve completely.	*Governmental payors* Because the laws and regulations governing the Medicare and Medicaid programs are complex and subject to change, the estimates of contractual discounts we record could change by material amounts. Adjustments related to final settlements increased our revenues by the following amounts (in millions): • 2007 – $9.1; • 2006 – $13.5; and • 2005 – $9.4

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
	Managed care Accounts receivable primarily consist of amounts due from third party payors and patients. Amounts we receive for the treatment of patients covered by HMOs, PPOs and other private insurers are generally less than our established billing rates. We include contractual allowances as a reduction to revenues in our financial statements based on payor specific identification and payor specific factors for rate increases and denials. For most managed care plans, estimated contractual allowances are adjusted to actual contractual allowances as cash is received and claims are reconciled. We evaluate the following criteria in developing the estimated contractual allowance percentages each month: historical contractual allowance trends based on actual claims paid by managed care payors; review of contractual allowance information reflecting current contract terms; consideration and analysis of changes in payor mix reimbursement levels; and other issues that may impact contractual allowances. Applying our process to the accounts receivable from Province's third-party payors resulted in a $5.4 million charge and decreased our diluted earnings per share by $0.07 during 2005 to conform the former Province facilities' allowance for contractual discounts to our critical accounting estimate. This adjustment constituted a change in the estimation process from the former Province critical accounting estimate and is reflected as transaction costs in our consolidated statement of operations for 2005. The adjustment is the result of our review of Province's patient accounts receivable and the application of the same assumptions and processes we use.	*Managed care* If our overall estimated contractual discount percentage on all of our managed care revenues during 2007 were changed by 1%, our 2007 after-tax income from continuing operations would change by approximately $5.0 million, or diluted earnings per share of $0.09. This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate the amount expected to be received based on payor contract provisions, historical collection data as well as other factors and requires a high degree of judgment. It is impacted by changes in managed care contracts and other related factors. A significant increase in our estimate of contractual discounts would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.
Accounting for stock-based compensation We issue stock options and other stock-based awards to key employees and directors under various stockholder-approved stock-based compensation plans. Prior to January 1, 2006, we accounted for our stock-based employee compensation plans under the measurement and recognition	We estimated the fair value of stock options granted during the years ended December 31, 2006 and 2007 using the Hull-White II Valuation Model ("HW-II") lattice option valuation model and a single option award approach. We estimated the fair value of stock options granted prior to January 1, 2006 using the Black-Scholes-Merton ("BSM") valuation model. We prefer the HW-II over	The fair value calculations of our stock option grants are affected by assumptions that are believed to be reasonable based upon the facts and circumstances at the time of grant. Changes in our volatility estimates can materially affect the fair values of our stock option grants. If our estimated weighted-average volatility

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
provisions of APB No. 25, and related Interpretations, as permitted by SFAS No. 123. We did not record any stock-based employee compensation expense for stock options granted under our stock-based incentive plans prior to January 1, 2006, as all stock options granted under those plans had exercise prices equal to the fair market value of our common stock on the day prior to the date of the grant. We also did not record any compensation expense in connection with our Employee Stock Purchase Plan prior to January 1, 2006, as the purchase price of the stock was not less than 85% of the lower of the fair market values of our common stock at the beginning of each offering period or at the end of each purchase period. Also, in accordance with APB 25, we recorded compensation expense for our nonvested stock awards. In accordance with SFAS No. 123 and SFAS No. 148, prior to January 1, 2006,we disclosed our pro forma net income or loss and pro forma expense for our stock-based incentive programs. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under that transition method, compensation expense that we recognized for the years ended December 31, 2006 and 2007, included: (i) compensation expense for all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) compensation expense for all stock-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Because we elected to use the modified prospective transition method, results for prior periods have not been restated. In March 2005, the SEC issued SAB	the BSM because the HW-II considers characteristics of fair value option pricing, such as an option's contractual term and the probability of exercise before the end of the contractual term, that are not available under the BSM. In addition, the complications surrounding the expected term of an option are material, as clarified by the SEC's focus on the matter in SAB 107. Given our reasonably large pool of unexercised options, we believe a lattice model that specifically addresses this fact and models a full term of exercises is the most appropriate and reliable means of valuing our stock options. We are amortizing the fair value on a straight-line basis over the requisite service periods of the awards, which are the vesting periods of three years. The stock options that were granted during the years ended December 31, 2006 and 2007 vest 33.3% on each grant anniversary date over three years of continued employment. The weighted-average fair value per share of stock options granted by us during 2007 was $10.24. The following table shows the weighted average assumptions we used to develop the fair value estimates under our stock option valuation model for 2007 and the paragraphs below this table summarizes each assumption: Expected volatility 27.2% Risk free interest rate (range) 3.34% - 5.21% Expected dividends – Average expected term (years) 4.7 *Population Stratification* Under SFAS No. 123(R), a company should aggregate individual awards into relatively homogeneous groups with respect to exercise and post-vesting employment behaviors for the purpose of refining the expected term assumption, regardless of the valuation technique used to estimate the fair value. In addition, SAB 107 clarifies that a company may generally make a reasonable fair value estimate with as few as one or two groupings. We have stratified our employee population into two groups: (i) "Insiders," who are the Section 16 filers under SEC rules; and (ii) "Non- insiders," who are the rest of the employee population. We derived this stratification based on the analysis of our historical exercise patterns, excluding certain extraordinary events.	during 2007 were 10% higher, our 2007 after-tax income from continuing operations would decrease by approximately $0.2 million, or less than $0.01 per diluted share.

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
107, which provides supplemental implementation guidance for SFAS No. 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS No. 123(R). We determine the fair value of nonvested stock grants based on the closing price of our common stock on the day prior to the grant date. The nonvested stock requires no payment from employees and directors, and stock-based compensation expense is recorded equally over the vesting periods (three to five years). Accounting for stock-based compensation (continued) Our stock-based compensation from continuing operations, included in our consolidated results of operations, was as follows (in millions): • 2007 – $18.8; • 2006 – $13.1; and • 2005 – $6.5	*Expected Volatility* Volatility is a measure of the tendency of investment returns to vary around a long-term average rate. Historical volatility is still an appropriate starting point for setting this assumption under SFAS No. 123(R). According to SFAS No. 123(R), companies should also consider how future experience may differ from the past. This may require using other factors to adjust historical volatility, such as implied volatility, peer-group volatility and the range and mean—reversion of volatility estimates over various historical periods. SFAS No. 123(R) and SAB 107 acknowledge that there is likely to be a range of reasonable estimates for volatility. In addition, SFAS No. 123(R) requires that if a best estimate cannot be made, management should use the mid-point in the range of reasonable estimates for volatility. Effective January 1, 2006 we estimate the volatility of our common stock at the date of grant based on both historical volatility and implied volatility from traded options on our common stock, consistent with SFAS No. 123(R) and SAB 107. *Risk-Free Interest Rate* Lattice models require risk-free interest rates for all potential times of exercise obtained by using a grant-date yield curve. A lattice model would therefore require the yield curve for the entire time period during which employees might exercise their options. We base the risk-free rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. *Expected Dividends* We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero. *Pre-Vesting Forfeitures* Pre-vesting forfeitures do not affect the fair value calculation, but they affect the expense calculation. SFAS No. 123(R) requires us to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have used historical data to estimate pre-vesting stock option and	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
	nonvested stock forfeitures and record share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS No. 123 for periods prior to January 1, 2006, we also used an estimated forfeiture rate. During 2007, we changed from our static forfeiture rate methodology to a dynamic forfeiture rate methodology. The dynamic forfeiture rate methodology incorporates the lapse of time into the resulting expense calculation and results in a forfeiture rate that diminishes as the granted awards approach its vest date. Accordingly, the dynamic forfeiture rate methodology results in a more consistent stock compensation expense calculation over the vesting period of the award. Additionally, during 2007, we performed an analysis of our initial pre-vesting forfeiture rate percentage and increased our initial pre-vesting forfeiture rate ranging from 3.0% to 7.5%, up to an initial pre-vesting forfeiture rate of 12.5%. The increase in our initial pre-vesting forfeiture rate reflects our recent forfeiture trends and future expectations. As previously discussed, as we utilize the dynamic forfeiture rate methodology, this rate is updated and is reduced accordingly as time elapses until it ultimately reaches 0% on the vesting date, contingent upon the continued employment of the grantee. *Post-Vesting Cancellations* Post-vesting cancellations include vested options that are cancelled, exercised or expire unexercised. Lattice models treat post-vesting cancellations and voluntary early exercise behavior as two separate assumptions. We used historical data to estimate post-vesting cancellations. *Expected Term* SFAS No. 123(R) calls for an "extinguishment" calculation, dependent upon how long a granted stock option remains outstanding before it is fully extinguished. While extinguishment may result from exercise, it can also result from cancellation (post-vesting) or expiration at the contractual term. Expected term is an output in lattice models so we do not have to determine this amount.	

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
Goodwill and accounting for business combinations Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Our goodwill included in our consolidated balance sheets as of December 31 for the following years was as follows (in millions): • 2007 – $1,512.0; and • 2006 – $1,581.3 Please refer to Note 4 to our consolidated financial statements included elsewhere in this report for a detailed rollforward of our goodwill.	We follow the guidance in Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," and test goodwill for impairment using a fair value approach. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of October 1 of each year. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding future cash flows, industry economic factors and the profitability of future business strategies. The purchase price of acquisitions are allocated to the assets acquired and liabilities assumed based upon their respective fair values and are subject to change during the twelve month period subsequent to the acquisition date. Fair value estimates are derived from established market values of comparable assets, or internal calculations of estimated future net cash flows. Our estimate of future cash flows is based on assumptions and projections we believe to be currently reasonable and supportable. Our assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, and changes in legislation and other payor payment patterns.	We performed our annual testing for goodwill impairment as of October 1, 2005, 2006 and 2007 using the methodology described here, and determined that no goodwill impairment existed. If actual future results are not consistent with our assumptions and estimates, we may be required to record goodwill impairment charges in the future. Our estimate of fair value of acquired assets and assumed liabilities are based upon assumptions believed to be reasonable based upon current facts and circumstances. If 10% of the non-depreciable assets acquired during 2006 were allocated to a depreciable asset with an average life of 20 years, depreciation expense would have increased by approximately $0.3 million in 2007.
Professional and general liability claims We are subject to potential medical malpractice lawsuits and other claims. To mitigate a portion of this risk, we maintained insurance for individual malpractice claims exceeding a self-insured retention amount. For 2005 through 2007, our self-insured retention levels ranged from $10.0 million to $25.0 million, depending on the state we operate in. Additionally, certain of our facilities operate in states having state specific medical malpractice programs. Each year, we obtain quotes from various malpractice insurers with respect to the cost of obtaining medical malpractice insurance	Our reserves for professional and general liability claims are based upon actuarial calculations completed quarterly, which consider historical claims data, demographic considerations, severity factors, and other actuarial assumptions in determining reserve estimates, which are discounted to present value using a 5.0% discount rate. Our estimated reserve for professional and general liability claims will be significantly affected if current and future claims differ from historical trends. While we monitor reported claims closely and consider potential outcomes when determining our professional and general liability reserves, the complexity of the claims, the extended period	Actuarial calculations include a large number of variables that may significantly impact the estimate of ultimate losses that are recorded during a reporting period. Professional judgment is used in each actuarial calculation in determining their loss estimates by selecting factors that are considered appropriate for our specific circumstances. Changes in assumptions used in these actuarial calculations with respect to demographics and geography, industry trends, development patterns and judgmental selection of other

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
coverage. We compare these quotes to our most recent actuarially determined estimates of losses at various self-insured retention levels. Accordingly, changes in insurance costs affect the self-insurance retention level we choose each year. As insurance costs have increased in recent years, we have accepted a higher level of risk in self-insured retention levels. The reserve for professional and general liability claims included in our consolidated balance sheets as of December 31 was as follows (in millions): • 2007 – $69.4; and • 2006 – $62.4 The reserve for professional and general liability claims reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations as of the balance sheet date. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. The total expense for professional and general liability coverage, included in our consolidated results of operations, was as follows (in millions): • 2007 – $29.6; • 2006 – $19.5; and • 2005 – $18.2 Our expense for professional and general liability coverage each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported; the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; the insurance premiums for losses in excess of our self-insured retention levels; the administrative costs of the insurance program and interest expense related to the discounted portion of the liability. The 2005 expense also includes $6.8 million of transaction costs recorded to conform the hospitals that we acquired from Province to our	of time to settle the claims and the wide range of potential outcomes complicates the estimation process. In addition, certain states have passed varying forms of tort reform which attempt to limit the amount of medical malpractice awards. If such laws are passed in the states where our hospitals are located, our loss estimates could decrease. We use the actuarial calculations and average the results in determining our recorded reserve levels on a quarterly basis. This averaging process results in a refined estimation approach that we believe produces a more reliable estimate of ultimate losses. Upon conforming the hospitals that we acquired from Province to our methodology for estimating reserves for professional and general liability claims, the reserves for these claims were increased by $6.8 million. The impact of this change decreased our diluted earnings per share by $0.08 for the year ended December 31, 2005 and is included in transaction costs in our consolidated statement of operations.	factors may impact our recorded reserve levels and our results of operations. We derive our estimates for financial reporting purposes by using a mathematical average of our actuarial results. Changes in our initial estimates of professional and general liability claims are non-cash charges and accordingly, there would be no material impact on our liquidity or capital resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet or Income Statement Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Sensitivity Analysis
methodology for determining medical malpractice reserves.		
Accounting for income taxes Deferred tax assets generally represent items that will result in a tax deduction in future years for which we have already recorded the tax benefit in our income statement. We assess the likelihood that deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not probable, a valuation allowance is established. To the extent we establish a valuation allowance or increase this allowance, we must include an expense as part of the income tax provision in our results of operations. Our deferred tax asset balances in our consolidated balance sheets as of December 31 for the following years were as follows (in millions): • 2007 – $197.5; and • 2006 – $133.5 Our valuation allowances for deferred tax assets in our consolidated balance sheets as of December 31 for the following years were as follows (in millions): • 2007 – $39.4; and • 2006 – $32.0 In addition, significant judgment is required in determining and assessing the impact of certain tax-related contingencies. We establish accruals when, despite our belief that our tax return positions are fully supportable, it is probable that we have incurred a loss related to tax contingencies and the loss or range of loss can be reasonably estimated. We adjust the accruals related to tax contingencies as part of our provision for income taxes in our results of operations based upon changing facts and circumstances, such as progress of a tax audit, development of industry related examination issues, as well as legislative, regulatory or judicial developments. A number of years may elapse before a particular matter, for which we have established an accrual, is audited and resolved.	The first step in determining the deferred tax asset valuation allowance is identifying reporting jurisdictions where we have a history of tax and operating losses or are projected to have losses in future periods as a result of changes in operational performance. We then determine if a valuation allowance should be established against the deferred tax assets for that reporting jurisdiction. The second step is to determine the amount of the valuation allowance. We will generally establish a valuation allowance equal to the net deferred tax asset (deferred tax assets less deferred tax liabilities) related to the jurisdiction identified in step one of the analysis. In certain cases, we may not reduce the valuation allowance by the amount of the deferred tax liabilities depending on the nature and timing of future taxable income attributable to deferred tax liabilities. In assessing tax contingencies, we apply the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted on January 1, 2007. We apply the recognition threshold and measurement of a tax position taken or expected to be taken in a tax return and follow the guidance on various matters such as derecognition, interest, penalties and disclosure. We elected to continue our historical practice of classifying interest and penalties as a component of income tax expense. During each reporting period, we assess the facts and circumstances related to recorded tax contingencies. If tax contingencies are no longer deemed probable based upon new facts and circumstances, the contingency is reflected as a reduction of the provision for income taxes in the current period.	Our deferred tax assets exceeded our deferred tax liabilities by $39.8 million as of December 31, 2007, excluding the impact of valuation allowances. Historically, we have produced federal taxable income. Therefore, we believe that the likelihood of our not realizing the federal tax benefit of our deferred tax assets is remote. However, we do have subsidiaries with a history of tax losses in certain state jurisdictions and, based upon those historical tax losses, we assumed that the subsidiaries would not be profitable in the future for those state's tax purposes. If our assertion regarding the future profitability of those subsidiaries were incorrect, then our deferred tax assets would be understated by the amount of the valuation allowance of $39.4 million at December 31, 2007. The IRS may propose adjustments for items we have failed to identify as tax contingencies. If the IRS were to propose and sustain assessments equal to 10% of our taxable income for 2007, we would incur $8.4 million of additional tax payments for 2007 plus applicable penalties and interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following definitions apply throughout the remaining portion of *Management's Discussion and Analysis of Financial Condition and Results of Operations*:

Admissions. Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and used by management and investors as a general measure of inpatient volume.

bps. Basis point change.

Continuing operations. Continuing operations information excludes the operations of hospitals that are classified as discontinued operations.

Emergency room visits. Represents the total number of hospital-based emergency room visits.

Equivalent admissions. Management and investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. We compute equivalent admissions by multiplying admissions (inpatient volume) by the outpatient factor (the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue). The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

ESOP. Employee stock ownership plan. The ESOP is a defined contribution retirement plan that covers substantially all of our employees.

Medicare case mix index. Refers to the acuity or severity of illness of an average Medicare patient at our hospitals.

N/A. Not applicable.

N/M. Not meaningful.

Outpatient surgeries. Outpatient surgeries are those surgeries that do not require admission to our hospitals.

Operating Results Summary

The following tables present summaries of results of operations for the three months ended December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 (dollars in millions):

	Three Months Ended December 31,			
	2006		2007	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 629.1	100.0%	$ 658.4	100.0%
Salaries and benefits	244.2	38.8	260.5	39.6
Supplies	89.4	14.2	91.1	13.8
Other operating expenses	109.3	17.4	121.7	18.5
Provision for doubtful accounts	66.9	10.6	81.1	12.3
Depreciation and amortization	31.6	5.1	33.1	5.1
Interest expense, net	27.1	4.3	22.0	3.3
	568.5	90.4	609.5	92.6
Income from continuing operations before minority interests and income taxes	60.6	9.6	48.9	7.4
Minority interests in earnings of consolidated entities	0.2	–	0.3	–
Income from continuing operations before income taxes	60.4	9.6	48.6	7.4
Provision for income taxes	22.3	3.5	17.6	2.7
Income from continuing operations	$ 38.1	6.1%	$ 31.0	4.7%

	Years Ended December 31,					
	2005		2006		2007	
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 1,809.1	100.0%	$ 2,397.2	100.0%	$ 2,630.1	100.0%
Salaries and benefits	723.0	40.0	944.0	39.4	1,034.6	39.3
Supplies	247.0	13.7	336.1	14.0	362.0	13.8
Other operating expenses	300.4	16.6	410.0	17.1	478.8	18.3
Provision for doubtful accounts	183.3	10.1	257.4	10.7	314.2	11.9
Depreciation and amortization	97.5	5.3	107.8	4.5	132.4	5.0
Interest expense, net	59.3	3.3	102.2	4.3	95.7	3.6
Debt retirement costs	12.2	0.7	–	–	–	–
Transaction costs	43.2	2.4	–	–	–	–
	1,665.9	92.1	2,157.5	90.0	2,417.7	91.9
Income from continuing operations before minority interests and income taxes	143.2	7.9	239.7	10.0	212.4	8.1
Minority interests in earnings of consolidated entities	1.1	–	1.3	0.1	1.9	0.1
Income from continuing operations before income taxes	142.1	7.9	238.4	9.9	210.5	8.0
Provision for income taxes	59.9	3.4	93.9	3.9	84.6	3.2
Income from continuing operations	$ 82.2	4.5%	$ 144.5	6.0%	$ 125.9	4.8%

For the Three Months Ended December 31, 2006 and 2007

Revenues

The increase in our revenues for the three months ended December 31, 2007 compared to the three months ended December 31, 2006 was primarily the result of an increase in revenues per equivalent admission, which was partially offset by a decrease in our equivalent admissions. The decrease in our equivalent admissions was the result of physician attrition in several of our markets, lack of disease across our markets and the closure of certain unprofitable service lines at a few of our hospitals. Adjustments to estimated reimbursement amounts increased our revenues by $3.6 million and $1.9 million for the three months ended December 31, 2006 and 2007, respectively.

The following table shows the key drivers of our revenues for the three months ended December 31, 2006 and 2007:

	Three Months Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007		
Admissions	50,119	47,990	(2,129)	(4.2)%
Equivalent admissions	97,103	94,199	(2,904)	(3.0)
Revenues per equivalent admission	$ 6,470	$ 6,985	515	8.0
Medicare case mix index	1.22	1.29	0.07	5.7
Average length of stay (days)	4.2	4.3	0.1	2.4
Inpatient surgeries	14,586	14,368	(218)	(1.5)
Outpatient surgeries	36,232	36,244	12	–
Emergency room visits	216,843	220,755	3,912	1.8
Outpatient factor	1.94	1.96	0.02	1.0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the sources of our revenues by payor for the three months ended December 31, 2006 and 2007, expressed as percentages of total revenues, including adjustments to estimated reimbursement amounts:

	Three Months Ended December 31,	
	2006	2007
Medicare	34.9%	32.4%
Medicaid	10.6	9.5
HMOs, PPOs and other private insurers	39.2	41.6
Self-Pay	11.7	12.5
Other	3.6	4.0
	100.0%	100.0%

Expenses

Salaries and Benefits

The following table summarizes our salaries and benefits expense for the three months ended December 31, 2006 and 2007 (dollars in millions, except for salaries and benefits per equivalent admission):

	Three Months Ended December 31,					
	2006	% of Revenues	2007	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Salaries and wages	$ 189.8	30.2%	$ 203.0	30.8%	$ 13.2	7.0%
Stock-based compensation	3.7	0.5	6.3	1.0	2.6	71.5
Employee benefits	35.8	5.7	38.2	5.8	2.4	6.8
Contract labor	12.7	2.0	10.6	1.6	(2.1)	(16.3)
ESOP expense	2.2	0.4	2.4	0.4	0.2	10.3
	$ 244.2	38.8%	$ 260.5	39.6%	$ 16.3	6.8
Man-hours per equivalent admission	89.1	N/A	92.2	N/A	3.1	3.5
Salaries and benefits per equivalent admission	$ 2,423	N/A	$ 2,626	N/A	$ 203	8.4

Our salaries and benefits increased for the three months ended December 31, 2007 compared to the three months ended December 31, 2006, primarily as a result of increases in salaries and wages, stock-based compensation, and employee benefits partially offset by a decrease in contract labor.

Salaries and wages increased as a result of an increase in the number of employed physicians and other nursing and clinical personnel. Additionally, we experienced an increase in our average hourly rate as a result of market rate increases for skilled personnel. This was partially offset by the improvements in our contract labor costs, which decreased during the three months ended December 31, 2007 as compared to the three months ended December 31, 2006.

The increase in our stock-based compensation is a result of an increase in the number of outstanding unvested stock options and nonvested stock and a change in our forfeiture rate methodology. We changed from a static forfeiture rate methodology to a dynamic forfeiture rate methodology during 2007. The dynamic forfeiture rate methodology incorporates the lapse of time into the resulting expense calculation and results in a forfeiture rate that diminishes as the granted awards approach its vest date. Accordingly, the dynamic forfeiture rate methodology results in a more consistent stock compensation expense calculation over the vesting period of the award. This change in methodology resulted in a higher stock compensation expense during the three months ended December 31, 2007 compared to the same period last year.

Our workers' compensation expense, which is a part of our employee benefits expense, increased from a credit of $0.7 million during the three months ended December 31, 2006, to an expense of $1.3 million during the three months ended December 31, 2007. The $0.7 million credit recognized during the three months ended December 31, 2006 was the result of favorable loss experience.

Supplies

The following table summarizes our supplies expense for the three months ended December 31, 2006 and 2007 (dollars in millions, except for supplies per equivalent admission):

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Increase (Decrease)	% Increase (Decrease)
Supplies	$ 89.4	$ 91.1	$ 1.7	1.9%
Supplies as a percentage of revenues	14.2%	13.8%	(40)bps	N/M
Supplies per equivalent admission	$ 918	$ 967	$ 49	5.3%

Our supplies expense increased primarily as a result of increases in supplies per equivalent admission. Supplies as a percentage of revenues decreased slightly as a result of continuing efforts to effectively manage our supply costs and increased synergies based on our participation in a group purchasing organization. Supplies per equivalent admission increased as a result of rising supply costs particularly related to higher utilization of cardiology, orthopedic and other implantable devices.

Other Operating Expenses

The following table summarizes our other operating expenses for the three months ended December 31, 2006 and 2007 (dollars in millions):

	Three Months Ended December 31,					
	2006	% of Revenues	2007	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Professional fees	$ 14.4	2.3%	$ 16.5	2.5%	$ 2.1	14.7%
Utilities	11.7	1.9	12.0	1.8	0.3	2.3
Repairs and maintenance	13.6	2.2	14.8	2.2	1.2	8.2
Rents and leases	6.7	1.1	6.6	1.0	(0.1)	(0.7)
Insurance	3.9	0.6	7.6	1.2	3.7	94.8
Physician recruiting	4.2	0.7	5.0	0.8	0.8	18.4
Contract services	34.1	5.4	35.5	5.4	1.4	4.0
Non-income taxes	8.3	1.3	8.4	1.3	0.1	1.7
Other	12.4	1.9	15.3	2.3	2.9	23.3
	$ 109.3	17.4%	$ 121.7	18.5%	$ 12.4	11.3

Our other operating expenses are generally not volume driven. The increase in other operating expenses for the three months ended December 31, 2007 compared to the three months ended December 31, 2006 was primarily attributable to increased insurance, professional fees, contract services and other expenses. The increase in our insurance expense was the result of favorable claims results in our professional and general liability claims during the three months ended December 31, 2006 as compared to the same period in 2007.

Professional fees increased for anesthesiology, hospitalist and emergency room services. To attract and retain qualified anesthesiologists, emergency department specialists and other critical hospital-based physicians, hospitals in small communities are increasingly required to guarantee that these physicians will meet or exceed negotiated minimum income levels. Our expense for professional fees paid to hospital-based physicians has increased as the shortage of these physicians becomes more acute. In addition, an increasing number of physicians are demanding that our hospitals retain hospitalists and also be paid for call coverage in excess of what they are obligated to provide in order to maintain active staff status at our hospitals. Finally, other expenses increased as a result of increased legal and accounting fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provision for Doubtful Accounts

The following table summarizes our provision for doubtful accounts for the three months ended December 31, 2006 and 2007 (dollars in millions):

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Increase (Decrease)	% Increase (Decrease)
Provision for doubtful accounts	$ 66.9	$ 81.1	$ 14.2	21.2%
Percentage of revenues	10.6%	12.3%	170 bps	N/M
Charity care write-offs	$ 14.4	$ 11.4	$ (3.0)	(20.7)
Percentage of revenues	1.0%	0.7%	(30)bps	N/M

The provision for doubtful accounts relates principally to self-pay amounts due from patients. The increase in our provision for doubtful accounts for the three months ended December 31, 2007 compared to the three months ended December 31, 2006 was primarily attributable to an increase in self-pay revenues and an increase in co-payments and deductibles. The provision and allowance for doubtful accounts are critical accounting estimates and are further discussed in "Critical Accounting Estimates."

Depreciation and Amortization

Depreciation and amortization expense increased slightly for the three months ended December 31, 2007 compared to the three months ended December 31, 2006, primarily as a result of the increase in depreciable fixed assets from capital projects that we completed during 2007.

Interest Expense

The following table summarizes our interest expense for the three months ended December 31, 2006 and 2007 (dollars in millions):

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Increase (Decrease)
Interest expense:			
Senior Secured Credit Facilities, including commitment fees	$ 26.9	$ 13.5	$ (13.4)
Province 7 1/2% Senior Subordinated Notes	0.1	0.1	–
3 1/4% Debentures	1.8	1.8	–
3 1/2% Notes	–	5.0	5.0
Other	0.5	0.7	0.2
	29.3	21.1	(8.2)
Amortization of deferred loan costs	1.3	1.9	0.6
Less:			
Discontinued operations interest expense allocation	(2.6)	–	2.6
Interest income	(0.4)	(0.9)	(0.5)
Capitalized interest	(0.5)	(0.1)	0.4
	$ 27.1	$ 22.0	$ (5.1)

The decrease in our interest expense during the three months ended December 31, 2007 as compared to the same period in 2006 was primarily a result of decreases in our outstanding debt balances and lower interest rates under our 3 1/2% Notes as compared to our Senior Secured Credit Facilities. In May 2007, we issued a total of $575.0 million of our 3 1/2% Notes. The net proceeds of approximately $561.7 million were used to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities. Our weighted-average monthly interest-bearing debt balance decreased from $1,724.5 million during the three months ended December 31, 2006 to $1,512.1 million during the same period in 2007. For a further discussion of our long-term debt, see "Liquidity and Capital Resources-Debt."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provision for Income Taxes

The following table summarizes our provision for income taxes for the three months ended December 31, 2006 and 2007 (dollars in millions):

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Increase (Decrease)
Provision for income taxes	$ 22.3	$ 17.6	$ (4.7)
Effective income tax rate	36.9 %	36.3 %	(60)bps

The decrease in our provision for income taxes was primarily a result of lower income from continuing operations during the three months ended December 31, 2007 as compared to the same period in 2006 and reductions in our tax contingency reserves as statutes of limitations on state income tax return years lapsed during the three months ended December 31, 2007, offset by an increase in the valuation allowance against deferred tax assets for state net operating loss carryforwards. The provision for the three months ended December 31, 2006 was also favorably impacted by tax credits recognized in our 2005 income tax returns that were greater than those recognized in the 2005 tax provision and by reductions in our tax contingency reserves as statutes of limitations on tax years lapsed during the three months ended December 31, 2006.

For the Years Ended December 31, 2006 and 2007

Revenues

Our revenues increased in 2007 as compared to 2006 primarily as a result of an increase in revenues per equivalent admission and the impact of the July 1, 2006 acquisition of two hospitals from HCA. Adjustments to estimated reimbursement amounts increased our revenues by $13.5 million for 2006 compared to $9.1 million for 2007.

The table below shows the key drivers of our revenues for 2006 and 2007:

	Years Ended December 31, 2006	Years Ended December 31, 2007	Increase (Decrease)	% Increase (Decrease)
Admissions	189,622	196,755	7,133	3.8%
Equivalent admissions	368,436	386,820	18,384	5.0
Revenues per equivalent admission	$ 6,502	$ 6,794	$ 292	4.5
Medicare case mix index	1.23	1.25	0.02	1.6
Average length of stay (days)	4.2	4.3	0.1	2.4
Inpatient surgeries	56,229	58,130	1,901	3.4
Outpatient surgeries	140,881	147,116	6,235	4.4
Emergency room visits	835,948	891,990	56,042	6.7
Outpatient factor	1.94	1.97	0.03	1.5

The table below shows the sources of our revenues by payor for 2006 and 2007, expressed as percentages of total revenues, including adjustments to estimated reimbursement amounts:

	2006	2007
Medicare	34.8%	32.9%
Medicaid	10.1	9.5
HMOs, PPOs and other private insurers	38.6	41.7
Self-Pay	12.7	12.5
Other	3.8	3.4
	100.0%	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Salaries and Benefits

The following table summarizes our salaries and benefits expenses for 2006 and 2007 (dollars in millions, except for salaries and benefits per equivalent admission):

	Years Ended December 31,					
	2006	% of Revenues	2007	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Salaries and benefits:						
Salaries and wages	$ 726.0	30.3%	$ 797.8	30.3%	$ 71.8	9.9%
Stock-based compensation	13.1	0.6	18.8	0.7	5.7	43.3
Employee benefits	144.9	6.0	154.7	5.9	9.8	6.8
Contract labor	47.1	2.0	49.1	1.9	2.0	4.3
ESOP expense	12.9	0.5	14.2	0.5	1.3	10.2
	$ 944.0	39.4%	$ 1,034.6	39.3%	$ 90.6	9.6
Man-hours per equivalent admission	89.9	N/A	89.9	N/A	–	–
Salaries and benefits per equivalent admission	$ 2,438	N/A	$ 2,545	N/A	$ 107	4.4

Our salaries and wages increased in 2007 as compared to 2006 primarily as a result of the July 1, 2006 acquisition of two hospitals from HCA and an increase in the number of our employed physicians and other nursing and clinical personnel. Additionally, we experienced an increase in our average hourly rate as a result of market rate increases for skilled personnel. We were focused on reducing our contract labor, which decreased slightly as a percentage of revenues during 2007 as compared to 2006, by recruiting and retaining nurses and other clinical personnel.

The increase in our stock-based compensation is generally a result of an increase in the number of outstanding unvested stock options and nonvested stock and a change in our forfeiture rate methodology. We changed from a static forfeiture rate methodology to a dynamic forfeiture rate methodology during 2007. The dynamic forfeiture rate methodology incorporates the lapse of time into the resulting expense calculation and results in a forfeiture rate that diminishes as the granted awards approach its vest date. Accordingly, the dynamic forfeiture rate methodology results in a more consistent stock compensation expense calculation over the vesting period of the award. This change in methodology resulted in a higher stock compensation expense during 2007 as compared to 2006.

Our ESOP expense has two components, common stock and cash. Shares of our common stock are allocated ratably to employee accounts, based on employee salaries and wages at a rate of 23,306 shares per month. The ESOP expense amount for the common stock component is determined using the average market price of our common stock released to participants in the ESOP. The cash component is discretionary and is impacted by the amount of forfeitures in the ESOP. We made $3.9 million and $5.1 million of discretionary cash contributions to the ESOP during 2006 and 2007, respectively.

Supplies

The following table summarizes our supplies expense for the years ended December 31, 2006 and 2007 (dollars in millions, except for supplies per equivalent admission):

	Years Ended December 31,			
	2006	2007	Increase (Decrease)	% Increase (Decrease)
Supplies	$ 336.1	$ 362.0	$ 25.9	7.7%
Supplies as a percentage of revenues	14.0%	13.8%	(20)bps	N/M
Supplies per equivalent admission	$ 909	$ 936	$ 27	3.0%

Our supplies expense increased primarily as a result of the July 1, 2006 acquisition of two hospitals from HCA. Supplies as a percent of revenues decreased slightly as a result of continuing efforts to effectively manage supply costs and increased synergies based on our participation in a group purchasing organization. Supplies per equivalent admission increased as a result of rising supply costs, particularly those related to cardiology, orthopedic implants and other surgical-related supplies.

Other Operating Expenses

The following table summarizes our other operating expenses for 2006 and 2007 (dollars in millions):

	Years Ended December 31,					
	2006	% of Revenues	2007	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Other operating expenses:						
Professional fees	$ 45.0	1.9%	$ 62.9	2.5%	$ 17.9	39.8%
Utilities	46.1	1.9	48.4	1.8	2.3	4.9
Repairs and maintenance	49.8	2.1	55.8	2.1	6.0	12.0
Rents and leases	24.0	1.0	26.8	1.0	2.8	11.6
Insurance	25.6	1.1	33.8	1.3	8.2	32.3
Physician recruiting	16.9	0.7	15.4	0.6	(1.5)	(8.9)
Contract services	121.0	5.0	138.9	5.3	17.9	14.8
Non-income taxes	33.0	1.4	36.8	1.4	3.8	11.6
Other	48.6	2.0	60.0	2.3	11.4	23.5
	$ 410.0	17.1%	$ 478.8	18.3%	$ 68.8	16.8

Our other operating expenses are generally not volume driven. The increase in other operating expenses for 2007 compared to 2006 was partially a result of the July 1, 2006 acquisition of two hospitals from HCA. Additionally, we experienced increases in contract services, professional fees, other expenses, and insurance.

Contract services increased due to increased accounts receivable collection fees and fees related to our conversion of the clinical and patient accounting information system applications at certain hospitals. The increase in professional fees was primarily the result of increased fees paid for anesthesiology and emergency room physician coverage. To attract and retain qualified anesthesiologists, emergency department specialists and other critical hospital-based physicians, hospitals in small communities are increasingly required to guarantee that these physicians will meet or exceed negotiated minimum income levels. Our expense for professional fees paid to hospital-based physicians has increased as the shortage of these physicians becomes more acute. In addition, an increasing number of physicians are demanding that our hospitals retain hospitalists and also be paid for call coverage in excess of what they are obligated to provide in order to maintain active staff status at our hospitals.

Professional and general liability insurance expense increased during 2007 compared to the same time period last year, primarily as a result of an increase on our reserves for self-insured malpractice claims as a result of the settlement of several claims at amounts higher than those anticipated and the actuarial implications of such settlements. Other expenses increased as a result of increased legal and accounting fees and recruitment expenses.

Provision for Doubtful Accounts

The following table summarizes our provision for doubtful accounts for 2006 and 2007 (dollars in millions):

	Years Ended December 31,			
	2006	2007	Increase (Decrease)	% Increase (Decrease)
Provision for doubtful accounts	$ 257.4	$ 314.2	$ 56.8	22.1%
Percentage of revenues	10.7%	11.9%	120 bps	N/M
Charity care write-offs	$ 42.0	$ 51.5	$ 9.5	22.7%
Percentage of revenues	0.8%	0.8%	–	N/M

The provision for doubtful accounts relates principally to self-pay amounts due from patients. The increase in the provision for doubtful accounts and charity care write-offs for 2007 compared to 2006 was partially a result of the July 1, 2006 acquisition of two hospitals from HCA. As a percentage of revenues, the provision for doubtful accounts increased for 2007 compared with 2006 primarily as a result of an increase in self-pay revenues and increased co-payments and deductibles. The provision and allowance for doubtful accounts are critical accounting estimates and are further discussed in "Critical Accounting Estimates."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Depreciation and Amortization

Depreciation and amortization expense increased for 2007 compared to 2006, partially as a result of the July 1, 2006 acquisition of two hospitals from HCA and the increase in depreciable fixed assets from capital projects that we completed during 2007. Additionally, during 2006 and 2007, we revised purchase price allocations for certain 2005 and 2006 acquisitions, respectively. As a result of the purchase price allocation changes, we recognized a decrease in depreciation and amortization expense of $13.5 million for 2006 and an increase in depreciation and amortization expense of $3.2 million for 2007.

Interest Expense

The following table summarizes our interest expense for 2006 and 2007 (dollars in millions):

	Years Ended December 31, 2006	Years Ended December 31, 2007	Increase (Decrease)
Interest expense:			
Senior Secured Credit Facilities, including commitment fees	$ 96.8	$ 73.4	$ (23.4)
Province 7 1/2% Senior Subordinated Notes	0.5	0.5	–
3 1/4% Debentures	7.3	7.3	–
3 1/2% Notes	–	11.9	11.9
Other	1.1	2.9	1.8
	105.7	96.0	(9.7)
Amortization of deferred loan costs	5.3	6.8	1.5
Less:			
Discontinued operations interest expense allocation	(5.7)	(2.6)	3.1
Interest income	(1.9)	(2.8)	(0.9)
Capitalized interest	(1.2)	(1.7)	(0.5)
	$ 102.2	$ 95.7	$ (6.5)

The decrease in interest expense during 2007 compared to 2006 was primarily a result of decreases in our outstanding debt balances and lower interest rates under the 3 1/2% Notes as compared to our Senior Secured Credit Facilities. In May 2007, we issued a total of $575.0 million of our 3 1/2% Notes. The net proceeds of approximately $561.7 million were used to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities. Our weighted-average monthly interest-bearing debt balance decreased from $1,642.7 million during 2006 to $1,577.1 million during 2007. For a further discussion of our long-term debt, see "Liquidity and Capital Resources–Debt."

Provision for Income Taxes

The following table summarizes our provision for income taxes for 2006 and 2007 (dollars in millions):

	Years Ended December 31, 2006	Years Ended December 31, 2007	Increase (Decrease)
Provision for income taxes	$ 93.9	$ 84.6	$ (9.3)
Effective income tax rate	39.4%	40.2%	80bps

The decrease in our provision for income taxes was primarily a result of lower income from continuing operations during 2007 compared to 2006. The decrease in income from continuing operations for 2007 resulted in a higher effective tax rate compared to 2006.

For the Years Ended December 31, 2005 and 2006

Revenues

The increase in our revenues during 2006 compared to 2005 was primarily the result of an increase in revenues per equivalent admission, the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions. Adjustments to estimated reimbursement amounts increased our revenues by $9.4 million and $13.5 million for 2005 and 2006, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the key drivers of our revenues for 2005 and 2006:

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)	% Increase (Decrease)
Admissions	151,887	189,622	37,735	24.8%
Equivalent admissions	295,116	368,436	73,320	24.8
Revenues per equivalent admission	$ 6,130	$ 6,502	$ 372	6.1
Medicare case mix index	1.23	1.23	–	–
Average length of stay (days)	4.2	4.2	–	–
Inpatient surgeries	44,110	56,229	12,119	27.5
Outpatient surgeries	115,514	140,881	25,367	22.0
Emergency room visits	681,709	835,948	154,239	22.6
Outpatient factor	1.94	1.94	–	–

The following table shows the sources of our revenues by payor for 2005 and 2006, expressed as percentages of total revenues, including adjustments to estimated reimbursement amounts:

	2005	2006
Medicare	36.6%	34.8%
Medicaid	9.3	10.1
HMOs, PPOs and other private insurers	38.8	38.6
Self-Pay	12.2	12.7
Other	3.1	3.8
	100.0%	100.0%

Expenses

Salaries and Benefits

The following table summarizes our salaries and benefits expenses for 2005 and 2006 (dollars in millions, except for salaries and benefits per equivalent admission):

	Years Ended December 31, 2005	% of Revenues	2006	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Salaries and benefits:						
Salaries and wages	$ 553.7	30.6%	$ 726.0	30.3%	$ 172.3	31.1%
Stock-based compensation	6.5	0.4	13.1	0.6	6.6	103.2
Employee benefits	123.2	6.8	144.9	6.0	21.7	17.6
Contract labor	25.2	1.4	47.1	2.0	21.9	86.7
ESOP expense	14.4	0.8	12.9	0.5	(1.5)	(10.3)
	$ 723.0	40.0%	$ 944.0	39.4%	$ 221.0	30.6
Man-hours per equivalent admission	89.3	N/A	89.9	N/A	0.6	0.7
Salaries and benefits per equivalent admission	$ 2,312	N/A	$ 2,438	N/A	$ 126	5.4

Our salaries and benefits increased primarily as a result of increases in contract labor and stock-based compensation expense, the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions partially offset by a decrease in our ESOP expense. Salaries and benefits as a percentage of revenues decreased primarily as a result of effective management of our salary costs and changes in our employee health benefits. Contract labor as a percentage of revenues increased primarily because of a higher utilization of contract nurses due to volume increases and nursing shortages in 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The increase in our stock-based compensation was the result of our adoption of SFAS No. 123(R) effective January 1, 2006 and the additional nonvested stock awards outstanding during 2006 as compared to 2005. The adoption of SFAS No. 123(R) required us to start recognizing the cost of employee stock options in our consolidated statement of operations, which was approximately $5.7 million during 2006. Please refer to "Critical Accounting Estimates" and Note 7 of our consolidated financial statements included elsewhere in this report for a discussion of our adoption of SFAS No. 123(R) and the impact of this new accounting standard on our financial statements.

Our ESOP expense has two components: common stock and cash. Shares of our common stock are allocated ratably to employee accounts at a rate of 23,306 shares per month. The ESOP expense amount for the common stock component is determined using the average market price of our common stock released to participants in the ESOP. The decrease in ESOP expense for 2006 compared to 2005 was the result of a lower average market price of our common stock during 2006 ($33.06 per share) compared to 2005 ($42.52 per share). The cash component is discretionary and is impacted by the amount of forfeitures in the ESOP. We made $3.2 million and $3.9 million of discretionary cash contributions to the ESOP during 2005 and 2006, respectively.

Supplies

The following table summarizes our supplies expense for 2005 and 2006 (dollars in millions, except for supplies per equivalent admission):

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)	% Increase (Decrease)
Supplies	$ 247.0	$ 336.1	$ 89.1	36.1%
Supplies as a percentage of revenues	13.7%	14.0%	30 bps	N/M
Supplies per equivalent admission	$ 834	$ 909	$ 75	9.0%

Our supplies expense increased primarily as a result of an increase in supplies per equivalent admission, the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions. Supplies as a percentage of revenues and supplies per equivalent admission increased as a result of rising supply costs particularly related to higher utilization of cardiology, pharmacy, orthopedic and other implantable devices. In addition, we experienced higher supply costs as a percentage of revenues at our two facilities acquired from HCA than at our other hospitals.

Other Operating Expenses

The following table summarizes our other operating expenses for 2005 and 2006 (dollars in millions):

	Years Ended December 31, 2005	% of Revenues	2006	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Other operating expenses:						
Professional fees	$ 27.6	1.5%	$ 45.0	1.9%	$ 17.4	63.3%
Utilities	34.0	1.9	46.1	1.9	12.1	35.9
Repairs and maintenance	34.7	1.9	49.8	2.1	15.1	43.3
Rents and leases	17.6	1.0	24.0	1.0	6.4	36.2
Insurance	17.8	1.0	25.6	1.1	7.8	43.9
Physician recruiting	20.3	1.1	16.9	0.7	(3.4)	(17.3)
Contract services	87.2	4.8	121.0	5.0	33.8	38.8
Non-income taxes	26.1	1.4	33.0	1.4	6.9	26.6
Other	35.1	2.0	48.6	2.0	13.5	38.4
	$ 300.4	16.6%	$ 410.0	17.1%	$ 109.6	36.5

Our other operating expenses are generally not volume driven. The increase in other operating expenses was primarily attributable to the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions partially offset by a decrease in our physician recruiting expense. Our contract services expense increased as a result of more hospitals utilizing the HCA-IT systems because of these recent acquisitions. Additionally, we incurred increased clinical and physician-related fees as well as increased contract service fees related to our conversions of the patient accounting applications at our acquired facilities.

As discussed in Note 4 of our consolidated financial statements included elsewhere in this report, we adopted FSP FIN 45-3 effective January 1, 2006. The impact of this adoption decreased our physician recruiting expense by approximately $8.7 million, or $5.3 million net of income taxes, and increased our diluted earnings per share by $0.09 during 2006.

Provision for Doubtful Accounts

The following table summarizes our provision for doubtful accounts for 2005 and 2006 (dollars in millions):

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)	% Increase (Decrease)
Provision for doubtful accounts	$ 183.3	$ 257.4	$ 74.1	40.4%
Percentage of revenues	10.1%	10.7%	60 bps	N/M
Charity care write-offs	$ 23.8	$ 42.0	$ 18.2	76.4%
Percentage of revenues	0.6%	0.8%	20 bps	N/M

The increase in our provision for doubtful accounts was primarily attributable to the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions. The provision for doubtful accounts, as well as charity care write-offs, relates principally to self-pay amounts due from patients. Exclusive of the increase in self-pay revenues as a result of acquisitions, our self-pay revenues increased in 2006 as compared to 2005 partially as a result of the changes in the eligibility requirements of certain Medicaid programs. Other factors influencing this increase were the increased number of uninsured patients and healthcare plan design changes that resulted in increased co-payments and deductibles. The provision and allowance for doubtful accounts are critical accounting estimates and are further discussed in "Critical Accounting Estimates."

The increase in charity care write-offs was primarily attributable to the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions. We do not report a charity/indigent care patient's charges in revenues or in the provision for doubtful accounts as it is our policy not to pursue collection of amounts related to these patients.

Depreciation and Amortization

Depreciation and amortization expense increased primarily as a result of the July 1, 2006 acquisition of two hospitals from HCA, the Province business combination during the second quarter of 2005, as well as the other 2005 hospital acquisitions. These increases were partially offset by a decrease in depreciation expense as a result of final purchase price allocations, for which we incurred a net reduction in our depreciation expense of approximately $13.5 million during 2006.

The following table sets forth our depreciation and amortization expense for 2005 and 2006 (dollars in millions):

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)	% Increase (Decrease)
Hospital operations	$ 96.5	$ 116.1	$ 19.6	20.3%
Purchase price allocation adjustment	–	(13.5)	(13.5)	N/M
Corporate office	1.0	5.2	4.2	400.6
	$ 97.5	$ 107.8	$ 10.3	10.6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest Expense

The following table summarizes our interest expense for 2005 and 2006 (dollars in millions):

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)
Interest expense:			
Senior Secured Credit Facilities, including commitment fees	$ 51.1	$ 96.8	$ 45.7
Senior subordinated credit agreement	2.1	–	(2.1)
4 1/2% convertible notes	4.5	–	(4.5)
Province 4 1/4% convertible notes	0.3	–	(0.3)
Province 7 1/2% Senior Subordinated Notes	0.3	0.5	0.2
3 1/4% Debentures	2.8	7.3	4.5
Other	0.4	1.1	0.7
	61.5	105.7	44.2
Amortization of deferred loan costs	4.1	5.3	1.2
Less:			
Discontinued operations interest expense allocation	(1.4)	(5.7)	(4.3)
Interest income	(1.9)	(1.9)	–
Capitalized interest	(3.0)	(1.2)	1.8
	$ 59.3	$ 102.2	$ 42.9

The increase in interest expense was primarily a result of the increases in debt associated with the acquisition of four facilities from HCA (two of which are included as discontinued operations) during the third quarter of 2006, the Province business combination during the second quarter of 2005, the other 2005 hospital acquisitions as well as increases in interest rates on our variable rate debt. Our weighted-average monthly interest-bearing debt balance increased from $1,138.6 million during 2005 compared to $1,642.7 million during 2006. For a further discussion of our long-term debt, see "Liquidity and Capital Resources-Debt."

Debt Retirement Costs

Debt retirement costs of $12.2 million were incurred during 2005 and consisted of the following (in millions):

Legal fees paid for retirement of assumed Province debt, our convertible notes and previous credit facility	$ 1.2
Tender premiums paid on convertible notes	4.8
Deferred loan costs expensed on tender of our convertible notes and previous credit facility	5.7
Creditor fees and other expenses	0.5
	$ 12.2

Transaction Costs

Transaction costs of $43.2 million were incurred during 2005 in connection with the Province business combination, and consisted of the following (in millions):

Adjustment to Province acquired accounts receivable	$ 26.4
Adjustment to Province assumed liabilities, primarily related to professional and general liability claims	7.3
Retention bonuses paid to former Province employees	4.2
Compensation expense (primarily restricted stock vesting from change in control)	5.3
	$ 43.2

Provision for Income Taxes

The following table summarizes our provision for income taxes for 2005 and 2006 (dollars in millions):

	Years Ended December 31, 2005	Years Ended December 31, 2006	Increase (Decrease)
Provision for income taxes	$ 59.9	$ 93.9	$ 34.0
Effective income tax rate	42.2%	39.4%	(280)bps

The increase in our provision for income taxes was primarily a result of higher income from continuing operations during 2006 as compared to 2005 partially offset by a lower effective tax rate for 2006 compared to 2005. The effective tax rate for 2005 was higher as a result of several non-deductible expenses incurred during the period relating to the Province business combination. During 2005, we incurred non-deductible compensation relating to the early vesting of nonvested stock awards, for which the tax impact of the non-deductible costs was recorded entirely in 2005.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are cash flows provided by our operations and our debt borrowings. We believe that our internally generated cash flows and amounts available under our debt agreements will be adequate to service existing debt, finance internal growth, expend funds on capital expenditures and fund certain small to mid-size hospital acquisitions. It is not our intent to maintain large cash balances.

The following table presents summarized cash flow information for the years ended December 31 for the periods indicated (in millions):

	2005	2006	2007
Net cash flows provided by continuing operating activities	$ 295.6	$ 264.4	$ 240.6
Less: Purchase of property and equipment	(165.5)	(196.3)	(164.1)
Free operating cash flow	130.1	68.1	76.5
Acquisitions, net of cash acquired	(963.6)	(281.3)	-
Proceeds from sale of hospitals	32.5	69.0	107.4
Proceeds from borrowings	1,967.0	260.0	615.0
Payments on borrowings	(1,156.9)	(110.0)	(765.9)
Proceeds from exercise of stock options	43.6	0.6	12.7
Proceeds for the completion of a new hospital	–	–	14.7
Payment of debt issue costs	(40.7)	(1.0)	(14.2)
Repurchase of common stock	–	-	(29.0)
Other	(1.4)	(1.9)	1.2
Cash flows from operations provided by (used in) discontinued operations	5.8	(18.5)	22.5
Cash flows from investing activities used in discontinued operations	(4.6)	(3.2)	–
Net increase (decrease) in cash and cash equivalents	$ 11.8	$ (18.2)	$ 40.9

The non-GAAP metric of free operating cash flow is an important liquidity measure for us. Our computation of free operating cash flow consists of net cash flow provided by continuing operations less cash flows used for purchases of property and equipment. We believe that free operating cash flow is useful to investors and management as a measure of the ability of our business to generate cash and is also utilized for debt repayments. Computations of free operating cash flow may differ from company to company. Therefore, free operating cash flow should be used as a complement to, and in conjunction with, our consolidated statements of cash flows presented in our consolidated financial statements included elsewhere in the report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Working Capital

Our net working capital and current ratio at December 31, 2005, 2006 and 2007 are summarized as follows (dollars in millions):

	2005	2006	2007
Total current assets, excluding assets held for sale	$ 407.7	$ 493.3	$ 601.4
Total current liabilities, excluding liabilities held for sale	227.7	299.9	261.5
Net working capital, excluding assets and liabilities held for sale	$ 180.0	$ 193.4	$ 339.9
Current ratio, excluding assets and liabilities held for sale	1.8	1.6	2.3

Capital Expenditures

Our management believes that capital expenditures in key areas at our hospitals should increase our local market share and help persuade patients to obtain healthcare services within their communities.

The following table reflects our capital expenditures for the years indicated (dollars in millions):

	2005	2006	2007
Capital projects	$ 101.8	$ 118.8	$ 116.1
Routine	44.8	61.3	43.8
Information systems	18.9	16.2	4.2
	$ 165.5	$ 196.3	$ 164.1
Depreciation expense (excluding 2006 price purchase allocation adjustments of $13.5 million)	$ 96.2	$ 92.6	$ 130.2
Ratio of capital expenditures to depreciation expense	172%	212%	126%

We have a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability for a discretionary capital project is whether its projected discounted cash flow return on investment exceeds our cost of capital. We will continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care.

Debt

An analysis and roll-forward of our long-term debt during 2007 is as follows (in millions):

	December 31, 2006	Proceeds from Borrowings	Payments of Borrowings	December 31, 2007
Senior Secured Credit Facilities:				
Term B Loans	$ 1,321.9	$ –	$ (615.9)	$ 706.0
Revolving Loans	110.0	40.0	(150.0)	–
Province 7 1/2% Senior Subordinated Notes	6.1	–	–	6.1
Province 4 1/4% Convertible Subordinated Notes	0.1	–	–	0.1
3 1/4% Debentures	225.0	–	–	225.0
3 1/2% Notes	–	575.0	–	575.0
Other, including capital leases	5.8	–	(0.6)	5.2
	$ 1,668.9	$ 615.0	$ (766.5)	$ 1,517.4

We use leverage, or our debt to total capitalization ratio, to make financing decisions. The following table illustrates our financial statement leverage and the classification of our debt (dollars in millions):

	December 31, 2006	December 31, 2007	Increase (Decrease)
Current portion of long-term debt	$ 0.5	$ 0.5	$ –
Long-term debt	1,668.4	1,516.9	(151.5)
Total debt	1,668.9	1,517.4	(151.5)
Total stockholders' equity	1,450.0	1,544.2	94.2
Total capitalization	$ 3,118.9	$ 3,061.6	$ (57.3)
Total debt to total capitalization	53.5%	49.6%	(39)bps
Percentage of:			
Fixed rate debt	14.3%	53.5%	
Variable rate debt*	85.7	46.5	
	100.0%	100.0%	
Percentage of:			
Senior debt	86.2%	46.9%	
Subordinated debt	13.8	53.1	
	100.0%	100.0%	

* Our interest rate swap mitigates our floating rate risk on our outstanding variable rate borrowings which converts our variable rate debt to an annual fixed rate of 5.585%. The above calculation does not consider the effect of our interest rate swap. Our interest rate swap decreases our variable rate debt as a percentage of our outstanding debt from 85.7% to 31.8% as of December 31, 2006 and from 46.5% to nil as of December 31, 2007. Please refer to the "Capital Resources-Interest Rate Swap" section below for a discussion of our interest rate swap agreement.

Capital Resources

3 1/2% Convertible Senior Subordinated Notes due May 15, 2014

On May 29, 2007, we issued $500.0 million of our 3 1/2% Convertible Senior Subordinated Notes due May 15, 2014 (the "3 1/2% Notes"), and on May 31, 2007, we issued another $75.0 million pursuant to the underwriters' exercise of their over-allotment option. The net proceeds of approximately $561.7 million were used to repay a portion of our outstanding borrowings under the Credit Agreement. The 3 1/2% Notes bear interest at the rate of 3 1/2% per year, payable semi-annually on May 15 and November 15.

The 3 1/2% Notes are convertible prior to March 15, 2014 under the following circumstances: (1) if the price of our common stock reaches a specified threshold during specified periods; (2) if the trading price of the 3 1/2% Notes is below a specified threshold; or (3) upon the occurrence of specified corporate transactions or other events. On or after March 15, 2014, holders may convert their 3 1/2% Notes at any time prior to the close of business on the scheduled trading day immediately preceding May 15, 2014, regardless of whether any of the foregoing circumstances has occurred.

Subject to certain exceptions, we will deliver cash and shares of our common stock upon conversion of each $1,000 principal amount of our 3 1/2% Notes as follows: (i) an amount in cash (the "principal return") equal to the sum of, for each of the 20 volume-weighted average price trading days during the conversion period, the lesser of the daily conversion value for such volume-weighted average price trading day and $50; and (ii) a number of shares in an amount equal to the sum of, for each of the 20 volume-weighted average price trading days during the conversion period, any excess of the daily conversion value above $50. Our ability to pay the principal return in cash is subject to important limitations imposed by our Credit Agreement and other credit facilities or indebtedness we may incur in the future. If we do not make any payments we are obligated to make under the terms of the 3 1/2% Notes, holders may declare an event of default.

The initial conversion rate is 19.3095 shares of our common stock per $1,000 principal amount of the 3 1/2% Notes (subject to certain events). This represents an initial conversion price of approximately $51.79 per share of our common stock. In addition, if certain corporate transactions that constitute a change of control occur prior to maturity, we will increase the conversion rate in certain circumstances.

Upon the occurrence of a fundamental change (as specified in the indenture), each holder of the 3 1/2% Notes may require us to purchase some or all of the 3 1/2% Notes at a purchase price in cash equal to 100% of the principal amount of the 3 1/2% Notes surrendered, plus any accrued and unpaid interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The indenture for the 3 1/2% Notes does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior or secured debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the 3 1/2% Notes in the event of a highly leveraged transaction or other events that do not constitute a fundamental change.

Senior Secured Credit Facilities

Terms

On April 15, 2005, in connection with the Province business combination, we entered into a Credit Agreement, as amended and restated, supplemented or otherwise modified from time to time (the "Credit Agreement") with Citicorp North America, Inc. ("CITI"), as administrative agent and the lenders party thereto, Bank of America, N.A., CIBC World Markets Corp., SunTrust Bank and UBS Securities LLC, as co-syndication agents and Citigroup Global Markets Inc., as sole lead arranger and sole book runner. Effective May 11, 2007, we amended our Credit Agreement and increased our additional tranches available under our term B loans (the "Term B Loans") and revolving loans (the "Revolving Loans") by $200.0 million and $50.0 million, respectively. Additionally, the amendment allows for the issuance of up to $250.0 million in term A loans (the "Term A Loans"), which was previously unavailable. Finally, the amendment modified certain existing non-monetary terms of the Credit Agreement to allow for the flexibility in the issuance of the 3 1/2% Notes.

The Credit Agreement, as amended, provides for secured Term A Loans up to $250.0 million, Term B Loans up to $1,450.0 million and Revolving Loans of up to $350.0 million, all maturing on April 15, 2012. In addition, the Credit Agreement provides that we may request additional tranches of Term B Loans up to $400.0 million and additional tranches of Revolving Loans up to $100.0 million. The Credit Agreement is guaranteed on a senior secured basis by our subsidiaries with certain limited exceptions. The Term B Loans are subject to additional mandatory prepayments with a certain percentage of excess cash flow as specifically defined in the Credit Agreement. As amended, the Credit Agreement provides for letters of credit up to $75.0 million.

Borrowings and Payments

On June 30, 2006, we borrowed $50.0 million in the form of Term B Loans and $200.0 million in Revolving Loans to finance the acquisition of the four hospitals from HCA. During the fourth quarter of 2006, the Company repaid $90.0 million on its outstanding Revolving Loans, which included a repayment of $40.4 million from the proceeds of the sale of Saint Francis.

During 2007, we repaid a portion of our outstanding Term B Loans and all of our outstanding Revolving Loans, primarily with the proceeds from the issuance of $575.0 million in our 3 1/2% Notes and from the proceeds from the sales of St. Joseph's and Coastal, as discussed in Note 3 to our consolidated financial statements included elsewhere in this report. The remaining balances of the Term B Loans are scheduled to be repaid in 2011 and 2012 in four equal installments totaling in the aggregate $706.0 million.

Letters of Credit and Availability

As of December 31, 2007, we had $31.3 million in letters of credit outstanding under the Revolving Loans that were related to the self-insured retention level of our general and professional liability insurance and workers' compensation programs as security for payment of claims. Under the terms of the Credit Agreement, Revolving Loans available for borrowing were $418.7 million as of December 31, 2007, including the $100.0 million available under the additional tranche. Under the terms of the Credit Agreement, Term A Loans and Term B Loans available for borrowing were $250.0 million and $400.0 million, respectively, as of December 31, 2007, all of which is available under the additional tranches.

Interest Rates

Interest on the outstanding balances of the Term B Loans is payable, at our option, at CITI's base rate (the alternate base rate or "ABR") plus a margin of 0.625% and/or at an adjusted London Interbank Offered Rate ("Adjusted LIBOR") plus a margin of 1.625%. Interest on the Revolving Loans is payable at ABR plus a margin for ABR Revolving Loans or Adjusted LIBOR plus a margin for eurodollar Revolving Loans. The margin on ABR Revolving Loans ranges from 0.25% to 1.25% based on the total leverage ratio being less than 2.00:1.00 to greater than 4.50:1.00. The margin on the eurodollar Revolving Loans ranges from 1.25% to 2.25% based on the total leverage ratio being less than 2.00:1.00 to greater than 4.50:1.00.

As of December 31, 2007, the applicable annual interest rate under the Term B Loans was 6.715%, which was based on the 90-day Adjusted LIBOR plus the applicable margin. The 90-day Adjusted LIBOR was 5.090% at December 31, 2007. The weighted-average applicable annual interest rate for the year ended December 31, 2007 under the Term B Loans was 7.07%.

Covenants

The Credit Agreement requires us to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum total leverage ratio, as set forth in the Credit Agreement. The minimum interest coverage ratio can be no less than 3.50:1.00 for all periods ending after December 31, 2005. These calculations are based on the trailing four quarters. The maximum total leverage ratios cannot exceed 4.50:1.00 for the periods ending on March 31, 2007 through December 31, 2007; 4.25:1.00 for the periods ending on March 31, 2008 through December 31, 2008; 4.00:1.00 for the periods ending on March 31, 2009 through December 31, 2009; and 3.75:1.00 for the periods ending thereafter. In addition, on an annualized basis, we are also limited with respect to amounts we may spend on capital expenditures. Such amounts cannot exceed 10.0% of revenues for all years ending after December 31, 2006.

The financial covenant requirements and ratios are as follows:

	Requirement	Level at December 31, 2007
Minimum Interest Coverage Ratio	≥3.50:1.00	4.95
Maximum Total Leverage Ratio	≤4.50:1.00	3.27
Capital Expenditure Ratio	≤10.0%	6.0%

In addition, the Credit Agreement contains customary affirmative and negative covenants, which among other things, limit our ability to incur additional debt, create liens, pay dividends, effect transactions with our affiliates, sell assets, pay subordinated debt, merge, consolidate, enter into acquisitions and effect sale leaseback transactions.

Our Credit Agreement does not contain provisions that would accelerate the maturity date of the loans under the Credit Agreement upon a downgrade in our credit rating. However, a downgrade in our credit rating could adversely affect our ability to obtain other capital sources in the future and could increase our cost of borrowings.

3 1/4% Convertible Senior Subordinated Debentures due August 15, 2025

On August 10, 2005, we sold $225.0 million of our 3 1/4% Convertible Senior Subordinated Debentures due 2025 (the "3 1/4% Debentures"). The net proceeds were approximately $218.4 million and were used to repay indebtedness and for working capital and general corporate purposes. The 3 1/4% Debentures bear interest at the rate of 3 1/4% per year, payable semi-annually on February 15 and August 15.

The 3 1/4% Debentures are convertible (subject to certain limitations imposed by the Credit Agreement) under the following circumstances: (1) if the price of our common stock reaches a specified threshold during the specified periods; (2) if the trading price of the 3 1/4% Debentures is below a specified threshold; (3) if the 3 1/4% Debentures have been called for redemption; or (4) if specified corporate transactions or other specified events occur. Subject to certain exceptions, we will deliver cash and shares of our common stock, as follows: (i) an amount in cash (the "principal return") equal to the lesser of (a) the principal amount of the 3 1/4% Debentures surrendered for conversion and (b) the product of the conversion rate and the average price of our common stock, as set forth in the indenture governing the securities ("the conversion value"); and (ii) if the conversion value is greater than the principal return, an amount in shares of our common stock. Our ability to pay the principal return in cash is subject to important limitations imposed by the Credit Agreement and other indebtedness we may incur in the future. Based on the terms of the Credit Agreement, in certain circumstances, even if any of the foregoing conditions to conversion have occurred, the 3 1/4% Debentures will not be convertible, and holders of the 3 1/4% Debentures will not be able to declare an event of default under the 3 1/4% Debentures.

The conversion rate for the 3 1/4% Debentures is initially 16.3345 shares of our common stock per $1,000 principal amount of 3 1/4% Debentures (subject to adjustment in certain events). This is equivalent to a conversion price of $61.22 per share of common stock. In addition, if certain corporate transactions that constitute a change of control occur on or prior to February 20, 2013, we will increase the conversion rate in certain circumstances, unless such transaction constitutes a public acquirer change of control and we elect to modify the conversion rate into public acquirer common stock.

On or after February 20, 2013, we may redeem for cash some or all of the 3 1/4% Debentures at any time at a price equal to 100% of the principal amount of the 3 1/4% Debentures to be purchased, plus any accrued and unpaid interest. Holders may require us to purchase for cash some or all of the 3 1/4% Debentures on February 15, 2013, February 15, 2015 and February 15, 2020 or upon the occurrence of a fundamental change, at 100% of the principal amount of the 3 1/4% Debentures to be purchased, plus any accrued and unpaid interest.

The indenture for the 3 1/4% Debentures does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior or secured debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the 3 1/4% Debentures in the event of a highly leveraged transaction or fundamental change.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Province 7 1/2% Senior Subordinated Notes

The $6.1 million outstanding principal amount of Province's 7 1/2% Senior Subordinated Notes due 2013 (the "7 1/2% Notes") bears interest at the rate of 7 1/2% payable semi-annually on June 1 and December 1. We may redeem all or a portion of the 7 1/2% Notes on or after June 1, 2008, at the then current redemption prices, plus accrued and unpaid interest. The 7 1/2% Notes are unsecured and subordinated to our existing and future senior indebtedness. The supplemental indenture contains no material covenants or restrictions.

Province 4 1/4% Convertible Subordinated Notes

In connection with the Province business combination, approximately $172.4 million of the $172.5 million outstanding principal amount of Province's 4 1/4% Convertible Subordinated Notes due 2008 was purchased and subsequently retired. The supplemental indenture contains no material covenants or restrictions.

Interest Rate Swap

On June 1, 2006, we entered into an interest rate swap agreement with Citibank as counterparty. The interest rate swap agreement, as amended, was effective as of November 30, 2006 and has a maturity date of May 30, 2011. We entered into the interest rate swap agreement to mitigate the floating interest rate risk on a portion of our outstanding variable rate borrowings. The interest rate swap agreement requires us to make quarterly fixed rate payments to Citibank calculated on a notional amount as set forth in the table below at an annual fixed rate of 5.585% while Citibank will be obligated to make quarterly floating payments to us based on the three-month LIBOR on the same referenced notional amount. Notwithstanding the terms of the interest rate swap transaction, we are ultimately obligated for all amounts due and payable under the Credit Agreement.

Date Range	Notional Amount (In millions)
November 30, 2006 to November 30, 2007	$ 900.0
November 30, 2007 to November 28, 2008	750.0
November 28, 2008 to November 30, 2009	600.0
November 30, 2009 to November 30, 2010	450.0
November 30, 2010 to May 30, 2011	300.0

The fair value of the interest rate swap agreement is the amount at which it could be settled, based on estimates obtained from Citibank. We have designated the interest rate swap as a cash flow hedge instrument, which is recorded in our consolidated balance sheet at its fair value. We assess the effectiveness of this cash flow hedge instrument on a quarterly basis. We completed an assessment of the cash flow hedge instrument at quarterly intervals during 2007 and determined the hedge to be partially ineffective in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Because the notional amounts of the interest rate swap in effect at the quarterly intervals during 2007 exceeded our outstanding borrowings under our variable rate debt Credit Agreement, a portion of the cash flow hedge instrument was determined to be ineffective. We recognized an increase in interest expense of approximately $0.5 million related to the ineffective portion of our cash flow hedge during 2007.

The interest rate swap agreement exposes us to credit risk in the event of non-performance by Citibank. However, we do not anticipate non-performance by Citibank. We do not hold or issue derivative financial instruments for trading purposes. The fair value of our interest rate swap at December 31, 2007 reflected a liability of approximately $31.0 million and is included in professional and general liability claims and other liabilities in our consolidated balance sheet. The interest rate swap reflects a liability balance as of December 31, 2007 because of a decrease in market interest rates since inception.

Debt Ratings

Our debt is rated by three credit rating agencies designated as Nationally Recognized Statistical Rating Organizations by the SEC:

- Moody's Investors Service, Inc. ("Moody's");
- Standard & Poor's Rating Services, ("S&P"); and
- Fitch Ratings.

A credit rating reflects an assessment by the rating agency of the credit risk associated with particular securities we issue, based on information provided by us and other sources. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria for evaluating company risk and, therefore, ratings should be evaluated independently for each rating agency. Lower credit ratings generally result in higher borrowing costs and reduced access to capital markets. Our recent ratings are primarily a reflection of the rating agencies' concern regarding our higher leverage, increased activity in acquisitions and our ability to pay down our outstanding debt.

The following chart summarizes the changes our credit ratings history and the outlooks assigned since our inception in 1999:

	Moody's			S&P		Fitch Ratings	
Date	Senior Unsecured Issuer Rating	Senior Implied Issuer Rating	Outlook	Issuer Rating	Outlook	Issuer Rating	Outlook
April 1999	–	–	–	B+	Stable	–	–
October 1999	–	B1	Stable	B+	Stable	–	–
February 2001	–	B1	Positive	B+	Stable	–	–
May 2001	–	Ba3	Stable	B+	Stable	–	–
June 2001	B2	Ba3	Stable	BB(–)	Stable	–	–
June 2002	B2	Ba3	Stable	BB(–)	Stable	–	–
December 2003	B2	Ba3	Stable	BB	Stable	–	–
August 2004	B2	Ba3	Negative	BB	Negative	–	–
March 2005	B2	Ba3	Stable	BB	Stable	–	–
July 2005	B2	Ba3	Stable	BB	Negative	–	–
May 2006	B2	Ba3	Stable	BB	Negative	BB(–)	Stable
January 2007	B2	Ba3	Stable	BB(–)	Stable	BB(–)	Stable
May 2007	B2	Ba2	Stable	BB(–)	Stable	BB(–)	Stable

Liquidity and Capital Resources Outlook

We expect the level of capital expenditures in 2008 to be in a range of $160.0 million to $175.0 million. We have large projects in process at a number of our facilities. We are reconfiguring some of our hospitals to more effectively accommodate patient services and restructuring existing surgical capacity in some of our hospitals to permit additional patient volume and a greater variety of services. At December 31, 2007, we had projects under construction with an estimated additional cost to complete and equip of approximately $72.8 million. See Note 8 to our consolidated financial statements included elsewhere in this report for a discussion of required capital expenditures for certain facilities. We anticipate funding these expenditures through cash provided by operating activities, available cash and borrowings available under our credit arrangements.

Our business strategy contemplates the selective acquisition of additional hospitals and other healthcare service providers, and we regularly review these potential acquisitions. These acquisitions may, however, require additional financing. We regularly evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders or restructure our long-term debt or equity for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders.

In November 2007, our Board of Directors authorized the repurchase of up to $150.0 million of outstanding shares of our common stock either in the open market or through privately negotiated transactions, subject to market conditions, regulatory constraints and other factors, to utilize excess cash flow after its capital expenditure needs have been satisfied. We are not obligated to repurchase any specific number of shares under the program. The program expires on November 26, 2008, but may be extended, suspended or discontinued at any time prior to the expiration date. We repurchased approximately 1.4 million shares during 2007 for an aggregate purchase price, including commissions, of approximately $41.2 million with a weighted average purchase price of $30.35 per share. We currently anticipate repurchasing most of the $150.0 million allowed under this program by mid-2008.

We have never declared or paid cash dividends on our common stock. We intend to retain future earnings to finance the growth and development of our business and, accordingly, do not currently intend to declare or pay any cash dividends on our common stock. Our Board of Directors will evaluate our future earnings, results of operations, financial condition and capital requirements in determining whether to declare or pay cash dividends. Delaware law prohibits us from paying any dividends unless we have capital surplus or net profits available for this purpose. In addition, our credit facilities impose restrictions on our ability to pay dividends.

We believe that cash flows from operations, amounts available under our credit facility and our access to capital markets are sufficient to fund the purchase prices for any potential acquisitions, meet expected liquidity needs, including repayment of our debt obligations, planned capital expenditures and other expected operating needs over the next three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations

We have various contractual obligations, which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are required to make certain minimum lease payments for the use of property under certain of our operating lease agreements.

The following table summarizes our significant contractual obligations as of December 31, 2007 and the future periods in which such obligations are expected to be settled in cash (in millions):

	Payment Due by Period				
Contractual Obligations	Total	2008	2009-2010	2011-2012	After 2012
Long-term debt obligations[a]	$ 1,965.9	$ 79.1	$ 155.9	$ 804.6	$ 926.3
Capital lease obligations	6.7	0.8	1.4	1.2	3.3
Operating lease obligations[b]	55.4	14.1	18.2	9.4	13.7
Other long-term liabilities[c]	4.3	1.2	1.3	0.4	1.4
Purchase obligations[d]	276.5	122.3	101.9	40.8	11.5
	$ 2,308.8	$ 217.5	$ 278.7	$ 856.4	$ 956.2

(a) Included in long-term debt obligations are principal and interest owed on our outstanding debt obligations, giving consideration to our interest rate swap. These obligations are explained further in Note 6 to our consolidated financial statements included elsewhere in this report. We used the 6.715% effective interest rate at December 31, 2007 for our $706.0 million outstanding Term B Loans to estimate interest payments on this variable rate debt instrument. Our interest rate swap requires us to make quarterly interest payments at an annual fixed rate of 5.585% while the counterparty is obligated to make quarterly floating payments to us based on the three-month LIBOR on a decreasing notional amount. Our calculation for long-term debt obligations includes an estimate for the net result of these payments between us and the counterparty using the difference between our required annual fixed rate of 5.585% and the three-month LIBOR in effect as of December 31, 2007 of 5.090% based on the effective notional amounts for the indicated period. Holders of our $225.0 million outstanding 3 1/4% Debentures may require us to purchase for cash some or all of the 3 1/4% Debentures on February 15, 2013, February 15, 2015, and February 15, 2020. For purposes of the above table, we assumed that our 3 1/4% Debentures would be outstanding during its entire term, which ends on August 15, 2025.

(b) This reflects our future minimum operating lease payments. We enter into operating leases in the normal course of business. Substantially all of our operating lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. Please refer to Note 8 to our consolidated financial statements included elsewhere in this report for more information regarding our operating leases.

(c) Our professional and general liability claims and other liabilities balance was $120.0 million and our long-term income tax liability balance was $55.5 million on our consolidated balance sheet as of December 31, 2007. The professional and general liability and other liabilities balance reflected a $69.4 million reserve for professional and general liability claims, an interest rate swap liability balance of $31.0 million, a $14.3 million deferred income liability and $5.3 million related to other liabilities. The long-term income tax liability is a result of our adoption of FIN 48 effective January 1, 2007. We excluded the $69.4 million reserve for professional and general liability claims, the $55.5 million long-term income tax liability and the $1.0 million of other liabilities because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such amounts. We excluded both the $14.3 million deferred income liability and the $31.0 million interest rate swap liability as they are non-cash liabilities. Please refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Critical Accounting Estimates — Professional and General Liability Claims" in our 2007 Annual Report on Form 10-K for more information on our reserve for professional and general liability claims.

(d) The following table summarizes our significant purchase obligations as of December 31, 2007 and the future periods in which such obligations are expected to be settled in cash (in millions):

	Payment Due by Period				
Purchase Obligations	Total	2008	2009-2010	2011-2012	After 2012
HCA-IT services[e]	$ 60.7	$ 29.6	$ 31.1	$ –	$ –
Capital expenditure obligations[f]	31.8	19.7	7.9	–	4.2
Physician commitments[g]	15.3	15.3	–	–	–
GEMS obligations[h]	100.3	22.3	44.6	33.4	–
Other purchase obligations[i]	68.4	35.4	18.3	7.4	7.3
	$ 276.5	$ 122.3	$ 101.9	$ 40.8	$ 11.5

(e) HCA-IT provides various information systems services, including, but not limited to, financial, clinical, patient accounting and network information services to us under a contract that expires on December 31, 2009. The amounts are based on estimated fees that will be charged to our hospitals as of December 31, 2007 with an annual fee increase that is capped by the consumer price index increase. We used a 4.0% annual rate increase as the estimated consumer price index increase for the contract period. These fees will increase if we acquire additional hospitals and use HCA-IT for information system conversion services at the acquired hospitals.

(f) We had projects under construction with an estimated additional cost to complete and equip of approximately $72.8 million as of December 31, 2007. Because we can terminate substantially all of the related construction contracts at any time without paying a termination fee, these costs are excluded from the above table except for amounts contractually committed by us. In addition, as discussed in Part I, Item 3. *Legal Proceedings* in our 2007 Annual Report on From 10-K, we may be required to make significant expenditures in order to bring our facilities into compliance with the ADA. We are currently unable to estimate the costs that could be associated with modifying our facilities because these costs are negotiated and determined on a facility-by-facility basis and, therefore, have varied and will continue to vary significantly among facilities.

(g) In consideration for a physician relocating to one of the communities in which our hospitals are located and agreeing to engage in private practice for the benefit of the respective community, we may advance certain amounts of money to a physician, normally over a period of one year, to assist in establishing the physician's practice. Our liability balance for contract-based physician minimum revenue guarantees was $15.3 million at December 31, 2007 and depends upon the cash collections of a physician's private practice during the guarantee period.

(h) General Electric Medical Services ("GEMS") provides diagnostic imaging equipment maintenance and bio-medical services to us pursuant to a contract that expires on June 30, 2012.

(i) Reflects our minimum commitments to purchase goods or services under non-cancelable contracts as of December 31, 2007.

Legal and Tax Matters

As disclosed in Note 5 and Note 8 to our consolidated financial statements included elsewhere in this report, we have exposure for certain tax and legal matters.

Off-Balance Sheet Arrangements

We had standby letters of credit outstanding of approximately $31.3 million as of December 31, 2007, all of which relates to the self-insured retention levels of our professional and general liability insurance and workers' compensation programs as security for the payment of claims.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions for SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which they are initially applied, except in limited circumstances including certain positions in financial instruments that trade in active markets as well as certain financial and hybrid financial instruments initially measured under SFAS No. 133 using the transaction price method. In these circumstances, the transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied, shall be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year in which SFAS No. 157 is initially applied. We do not anticipate that the adoption of SFAS No. 157 will have a material impact on our results of operations or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). With the issuance of FSP FAS 157-2, the FASB agreed to: (a) defer the effective date in SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), and (b) remove certain leasing transactions from the scope of SFAS No. 157. The deferral is intended to provide the FASB time to consider the effect of certain implementation issues that have arisen from the application of SFAS No. 157 to these assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and certain other items at fair value at specified election dates. Most of the provisions in SFAS No. 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the company does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. We do not anticipate that the adoption of SFAS No. 159 will have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" ("SFAS No. 141(R)"). The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting as well as requiring the expensing of acquisition-related costs as incurred. Furthermore, SFAS No. 141(R) provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. While we have not yet fully evaluated this statement for the impact that SFAS No. 141(R) will have on our results of operations or financial position, we will be required to expense costs related to any future acquisitions beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements" ("ARB No. 51") to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

SFAS No. 160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent's ownership interest in a subsidiary on the equity attributable to the parent. SFAS No. 160 does not change ARB No. 51's provisions related to consolidation purpose or consolidation policy or the requirement that a parent consolidate all entities in which it has a controlling financial interest. SFAS No. 160 does, however, amend certain of ARB No. 51's consolidation procedures to make them consistent with the requirements of SFAS No. 141(R) as well as to provide definitions for certain terms and to clarify some terminology. In addition to the amendments to ARB No. 51, SFAS No. 160 amends SFAS No. 128, "Earnings per Share," so that the calculation of earnings-per-share amounts in consolidated financial statements will continue to be based on amounts attributable to the parent. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. We have not yet evaluated the impact that SFAS No. 160 will have on our results of operations or financial position.

Segment Reporting

We have five operating divisions as of December 31, 2007. Each of these five operating divisions has similar economic characteristics consisting of acute care hospitals in non-urban communities. We realign these operating divisions frequently based upon changing circumstances, including acquisition and divestiture activity. We consider these five operating divisions as one operating segment, healthcare services, for segment reporting purposes and for goodwill impairment testing in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

We have determined that our five operating divisions comprise one segment because of their similar economic characteristics in accordance with paragraph 17 of SFAS No. 131 for the following reasons:

- the treatment of patients in a hospital setting is the only material source of revenues for each of our five operating divisions;
- the healthcare services provided by each of our operating divisions are generally the same;
- the healthcare services provided by each of our operating divisions are generally provided to similar types of patients, which is patients in a hospital setting;
- the healthcare services are primarily provided by the direction of affiliated or employed physicians and by the nurses, lab technicians, and others employed or contracted at each of our hospitals; and
- the healthcare regulatory environment is generally similar for each of our five operating divisions.

Additionally, as discussed in Emerging Issues Task Force ("EITF") Topic D-101, "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" ("EITF D-101"), we determined that our five operating divisions comprise one reporting unit because of their similar economic characteristics in each of the following areas:

- the way we manage our operations and extent to which our acquired facilities are integrated into our existing operations as a single reporting unit;
- our goodwill is recoverable from the collective operations of our five operating divisions and not individually from one single operating division;
- our operating divisions are frequently realigned based upon changing circumstances, including acquisition and divestiture activity; and
- because of the collective size of our five operating divisions, each division benefits from its participation in a group purchasing organization.

Inflation

The healthcare industry is labor-intensive. Wages and other expenses increase during periods of inflation and when labor shortages in marketplaces occur. In addition, suppliers pass along rising costs to us in the form of higher prices. Private insurers pass along their rising costs in the form of lower reimbursement to us. Our ability to pass on these increased costs in increased rates is limited because of increasing regulatory and competitive pressures and the fact that the majority of our revenues are fee-based. Accordingly, inflationary pressures could have a material adverse effect on our results of operations.

Quantitative and Qualitative Disclosures about Market Risk.

The following discussion relates to our exposure to market risk based on changes in interest rates:

Outstanding Debt

We are exposed to market risk related to changes in interest rates. We have an interest rate swap to manage our exposure to these fluctuations. The interest rate swap converts a portion of our indebtedness to a fixed rate with a notional amount of $750.0 million at December 31, 2007 and at an annual fixed rate of 5.585%. The notional amount of the swap agreement represents a balance used to calculate the exchange of cash flows and is not an asset or liability. Any market risk or opportunity associated with this swap agreement is offset by the opposite market impact on the related debt. Our credit risk related to this agreement is low because the swap agreement is with a creditworthy financial institution.

As of December 31, 2007, we had outstanding debt of $1,517.4 million, 46.5% or $706.0 million, of which was subject to variable rates of interest. As of December 31, 2007, the fair value of our outstanding variable rate debt approximates its carrying value. The fair value of our $225.0 million 3 1/4% Debentures and $575.0 million 3 1/2% Notes was approximately $194.1 million and $513.2 million, respectively, based on the quoted market prices at December 31, 2007.

Based on a hypothetical 100 basis point increase in interest rates, the potential annualized decrease in our future pre-tax earnings would be approximately $7.1 million as of December 31, 2007. The estimated change to our interest expense is determined considering the impact of hypothetical interest rates on our borrowing cost and debt balances. These analyses do not consider the effects, if any, of the potential changes in our credit ratings or the overall level of economic activity. Further, in the event of a change of significant magnitude, our management would expect to take actions intended to further mitigate our exposure to such change.

Cash Balances

Certain of our outstanding cash balances are invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at December 31, 2007. As a result, the interest rate market risk implicit in these investments at December 31, 2007, if any, is low.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of LifePoint Hospitals, Inc. is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements and safeguarding of the Company's assets. The system includes a documented organizational structure and division of responsibility, established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Company, and the careful selection, training and development of our people.

The Board of Directors, acting through its Audit and Compliance Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit and Compliance Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit and Compliance Committee is responsible for the appointment and compensation of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit and Compliance Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit and Compliance Committee. Corrective actions are taken to address control deficiencies and other opportunities for improving the internal control system as they are identified. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit and Compliance Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit and Compliance Committee.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

The Company assessed its internal control system as of December 31, 2007 in relation to criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company has determined that, as of December 31, 2007, its system of internal control over financial reporting was effective.

The consolidated financial statements have been audited by the independent registered public accounting firm of Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Reports of the independent registered public accounting firm, which includes the independent registered public accounting firm's attestation report on the Company's internal control over financial reporting, are also presented within this document.

William F. Carpenter III
Chief Executive Officer and President

David M. Dill
Chief Financial Officer

Brentwood, Tennessee
February 18, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of LifePoint Hospitals, Inc.

We have audited LifePoint Hospitals, Inc.'s (the "Company) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LifePoint Hospitals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LifePoint Hospitals, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 18, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
February 18, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of LifePoint Hospitals, Inc.

We have audited the accompanying consolidated balance sheets of LifePoint Hospitals, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LifePoint Hospitals, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and Note 5 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
February 18, 2008

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2007

(Dollars in millions, except per share amounts)	2006	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 12.2	$ 53.1
Accounts receivable, less allowances for doubtful accounts of $326.2 and $376.3 at December 31, 2006 and 2007, respectively	321.6	304.5
Inventories	65.9	69.3
Assets held for sale	155.1	–
Prepaid expenses	12.6	12.4
Income taxes receivable	11.2	27.9
Deferred tax assets	49.2	113.6
Other current assets	20.6	20.6
	648.4	601.4
Property and equipment:		
Land	76.8	72.8
Buildings and improvements	1,061.5	1,219.6
Equipment	597.7	674.1
Construction in progress (estimated cost to complete and equip after December 31, 2007 is $72.8)	72.0	34.1
	1,808.0	2,000.6
Accumulated depreciation	(468.6)	(582.9)
	1,339.4	1,417.7
Deferred loan costs, net	31.1	38.6
Intangible assets, net	33.7	52.4
Other	4.5	4.4
Goodwill	1,581.3	1,512.0
	$ 3,638.4	$ 3,626.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 108.4	$ 95.6
Accrued salaries	68.3	66.7
Other current liabilities	127.1	98.7
Current maturities of long-term debt	0.5	0.5
	304.3	261.5
Long-term debt	1,668.4	1,516.9
Deferred income taxes	120.5	113.2
Professional and general liability claims and other liabilities	82.3	120.0
Long-term income tax liability	—	55.5
Minority interests in equity of consolidated entities	12.9	15.2
Stockholders' equity:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; no shares issued	–	–
Common stock, $0.01 par value; 90,000,000 shares authorized; 57,365,018 and 58,101,477 shares issued at December 31, 2006 and 2007, respectively	0.6	0.6
Capital in excess of par value	1,044.4	1,084.9
Unearned ESOP compensation	(6.4)	(3.1)
Accumulated other comprehensive loss	(9.6)	(19.8)
Retained earnings	421.0	522.8
Common stock in treasury, at cost, 1,356,487 shares at December 31, 2007	–	(41.2)
	1,450.0	1,544.2
	$ 3,638.4	$ 3,626.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005, 2006 and 2007

(In millions, except per share amounts)	2005	2006	2007
Revenues	$ 1,809.1	$ 2,397.2	$ 2,630.1
Salaries and benefits	723.0	944.0	1,034.6
Supplies	247.0	336.1	362.0
Other operating expenses	300.4	410.0	478.8
Provision for doubtful accounts	183.3	257.4	314.2
Depreciation and amortization	97.5	107.8	132.4
Interest expense, net	59.3	102.2	95.7
Debt retirement costs	12.2	–	–
Transaction costs	43.2	–	–
	1,665.9	2,157.5	2,417.7
Income from continuing operations before minority interests and income taxes	143.2	239.7	212.4
Minority interests in earnings of consolidated entities	1.1	1.3	1.9
Income from continuing operations before income taxes	142.1	238.4	210.5
Provision for income taxes	59.9	93.9	84.6
Income from continuing operations	82.2	144.5	125.9
Discontinued operations, net of income taxes:			
Loss from discontinued operations	(2.8)	(3.2)	(6.8)
Impairment charge	(5.8)	–	(16.5)
Gain (loss) on sale of hospitals	(0.7)	4.2	(0.6)
Income (loss) from discontinued operations	(9.3)	1.0	(23.9)
Cumulative effect of change in accounting principle, net of income taxes	–	0.7	–
Net income	$ 72.9	$ 146.2	$ 102.0
Basic earnings (loss) per share:			
Continuing operations	$ 1.64	$ 2.60	$ 2.24
Discontinued operations	(0.19)	0.02	(0.42)
Cumulative effect of change in accounting principle	–	0.01	–
Net income	$ 1.45	$ 2.63	$ 1.82
Diluted earnings (loss) per share:			
Continuing operations	$ 1.61	$ 2.57	$ 2.20
Discontinued operations	(0.18)	0.02	(0.41)
Cumulative effect of change in accounting principle	–	0.01	–
Net income	$ 1.43	$ 2.60	$ 1.79
Weighted average shares and dilutive securities outstanding:			
Basic	50.1	55.6	56.2
Diluted	53.2	56.3	57.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005, 2006 and 2007

(In millions)	2005	2006	2007
Cash flows from operating activities:			
Net income	$ 72.9	$ 146.2	$ 102.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	9.3	(1.0)	23.9
Cumulative effect of change in accounting principle, net of income taxes	–	(0.7)	–
Stock-based compensation	6.5	13.2	18.8
ESOP expense (non-cash portion)	12.0	9.1	9.0
Depreciation and amortization	97.5	107.8	132.4
Amortization of deferred loan costs	4.0	5.3	6.7
Debt retirement costs	12.2	–	–
Transaction costs	43.2	–	–
Minority interests in earnings of consolidated entities	1.1	1.3	1.9
Deferred income (benefit) taxes	(3.2)	45.2	(14.9)
Reserve for professional and general liability claims, net	1.8	6.2	5.1
Excess tax benefits from employee stock plans	8.9	–	–
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	(24.1)	(46.8)	(8.8)
Inventories and other current assets	11.1	(11.4)	(6.2)
Accounts payable and accrued expenses	20.6	21.5	(29.5)
Income taxes payable /receivable	20.5	(31.4)	(4.0)
Other	1.3	(0.1)	4.2
Net cash provided by operating activities-continuing operations	295.6	264.4	240.6
Net cash provided by (used in) operating activities-discontinued operations	5.8	(18.5)	22.5
Net cash provided by operating activities	301.4	245.9	263.1
Cash flows from investing activities:			
Purchase of property and equipment	(165.5)	(196.3)	(164.1)
Acquisitions, net of cash acquired	(963.6)	(281.3)	–
Other	0.3	(3.6)	0.5
Net cash used in investing activities-continuing operations	(1,128.8)	(481.2)	(163.6)
Net cash provided by investing activities-discontinued operations	27.9	65.8	107.4
Net cash used in investing activities	(1,100.9)	(415.4)	(56.2)
Cash flows from financing activities:			
Proceeds from borrowings	1,967.0	260.0	615.0
Payments of borrowings	(1,156.9)	(110.0)	(765.9)
Proceeds from exercise of stock options	43.6	0.6	12.7
Proceeds from employee stock purchase plans	2.2	3.0	1.3
Proceeds for the completion of a new hospital	–	–	14.7
Payment of debt issue costs	(40.7)	(1.0)	(14.2)
Purchases of treasury stock	–	–	(29.0)
Other	(3.9)	(1.3)	(0.6)
Net cash provided by (used in) financing activities	811.3	151.3	(166.0)
Change in cash and cash equivalents	11.8	(18.2)	40.9
Cash and cash equivalents at beginning of year	18.6	30.4	12.2
Cash and cash equivalents at end of year	$ 30.4	$ 12.2	$ 53.1
Supplemental disclosure of cash flow information:			
Interest payments	$ 55.7	$ 107.2	$ 95.6
Capitalized interest	$ 3.0	$ 1.2	$ 1.7
Income taxes paid, net	$ 32.0	$ 75.8	$ 103.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2005, 2006 and 2007

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Unearned ESOP Compensation	Unearned Compensation in Nonvested Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2004	38.9	$ 0.4	$ 332.6	$ (12.9)	$ (4.5)	$ –	$ 222.8	$ (28.9)	$ 509.5
Net income	–	–	–	–	–	–	72.9	–	72.9
Non-cash ESOP compensation earned	–	–	8.8	3.2	–	–	–	–	12.0
Exercise of stock options, including tax benefits and other	1.5	–	52.6	–	–	–	–	–	52.6
Stock activity in connection with employee stock purchase plans	0.1	–	1.4	–	–	–	(2.4)	–	(1.0)
Nonvested stock issued to key employees and outside directors, net of forfeitures	0.8	–	37.2	–	(37.2)	–	–	–	–
Amortization of nonvested stock grants	–	–	–	–	6.7	–	–	–	6.7
Common stock issued in connection with the Province Business Combination	15.0	0.2	595.7	–	–	–	–	–	595.9
Change of control vesting in connection with the Province Business Combination	–	–	–	–	4.0	–	–	–	4.0
Conversion of convertible notes to common stock	0.8	–	35.2	–	–	–	–	–	35.2
Retirement of treasury stock	–	–	(10.4)	–	–	–	(18.5)	28.9	–
Balance at December 31, 2005	57.1	0.6	1,053.1	(9.7)	(31.0)	–	274.8	–	1,287.8
Comprehensive income:									
Net income	–	–	–	–	–	–	146.2	–	146.2
Net change in fair value of interest rate swap, net of tax benefit of $5.1	–	–	–	–	–	(9.6)	–	–	(9.6)
Total comprehensive income									136.6
Reclassification of unearned compensation on nonvested stock balance upon adoption of SFAS No. 123(R)	–	–	(31.0)	–	31.0	–	–	–	–
Non-cash ESOP compensation earned	–	–	6.4	3.3	–	–	–	–	9.7
Exercise of stock options, including tax benefits and other	–	–	0.6	–	–	–	–	–	0.6
Stock activity in connection with employee stock purchase plans	–	–	3.0	–	–	–	–	–	3.0
Stock-based compensation – nonvested stock	–	–	6.5	–	–	–	–	–	6.5
Stock-based compensation – stock options	–	–	5.8	–	–	–	–	–	5.8
Nonvested stock issued to key employees, net of forfeitures	0.3	–	–	–	–	–	–	–	–
Balance at December 31, 2006	57.4	0.6	1,044.4	(6.4)	–	(9.6)	421.0	–	1,450.0
Comprehensive income:									
Net income	–	–	–	–	–	–	102.0	–	102.0
Net change in fair value of interest rate swap, net of tax benefit of $5.8	–	–	–	–	–	(10.2)	–	–	(10.2)
Total comprehensive income									91.8
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	–	–	–	–	–	–	(0.2)	–	(0.2)
Non-cash ESOP compensation earned	–	–	6.2	3.3	–	–	–	–	9.5
Exercise of stock options, including tax benefits and other	0.4	–	13.9	–	–	–	–	–	13.9
Stock activity in connection with employee stock purchase plans	–	–	1.6	–	–	–	–	–	1.6
Stock-based compensation – nonvested stock	–	–	11.7	–	–	–	–	–	11.7
Stock-based compensation – stock options	–	–	7.1	–	–	–	–	–	7.1
Nonvested stock issued to key employees, net of forfeitures	0.3	–	–	–	–	–	–	–	–
Purchases of treasury stock, at cost	(1.4)	–	–	–	–	–	–	(41.2)	(41.2)
Balance at December 31, 2007	56.7	$ 0.6	$ 1,084.9	$ (3.1)	$ –	$ (19.8)	$ 522.8	$ (41.2)	$ 1,544.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 1. Organization and Summary of Significant Accounting Policies

Organization

LifePoint Hospitals, Inc. is a holding company that is one of the largest owners and operators of general acute care hospitals in non-urban communities in the United States. Its subsidiaries own or lease their respective facilities and other assets. Unless the context otherwise indicates, references in this report to "LifePoint," the "Company," "we," "our" or "us" are references to LifePoint Hospitals, Inc., and/or its wholly-owned and majority-owned subsidiaries. Any reference herein to its hospitals, facilities or employees refers to the hospitals, facilities or employees of subsidiaries of LifePoint Hospitals, Inc.

At December 31, 2007, the Company operated 49 hospitals, including one hospital that is held for disposal. In all but five of the communities in which its hospitals are located, LifePoint is the only provider of acute care hospital services. The Company's hospitals are geographically diversified across 18 states — Alabama, Arizona, California, Colorado, Florida, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Nevada, New Mexico, Tennessee, Texas, Utah, Virginia, West Virginia and Wyoming.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority interest and exclusive rights granted to the Company as the sole general partner of such entities. All significant intercompany accounts and transactions within the Company have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Effective January 1, 2006, the Company reclassified its LifePoint Employee Stock Ownership Plan (the "ESOP") expense into its salaries and benefits expense because its ESOP expense consists partially of cash payments. ESOP expense for the year ended December 31, 2005 has been reclassified to conform to the current presentation. This reclassification, along with the reclassification of the Company's discontinued operations, have no impact on its total assets, liabilities, stockholders' equity, net income or cash flows. Unless noted otherwise, discussions in these notes pertain to the Company's continuing operations.

Discontinued Operations

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the Company has presented the operating results, financial position and cash flows of Bartow Memorial Hospital ("Bartow"), Ashland Regional Medical Center ("Ashland"), Medical Center of Southern Indiana ("Southern Indiana"), Palo Verde Hospital ("Palo Verde"), Smith County Memorial Hospital ("Smith County"), St. Joseph's Hospital ("St. Joseph's"), Saint Francis Hospital ("Saint Francis"), Colorado River Medical Center ("Colorado River") and Coastal Carolina Medical Center ("Coastal") as discontinued operations in the accompanying consolidated financial statements. The results of operations of these nine hospitals have been reflected as discontinued operations, net of taxes, in the accompanying consolidated statements of operations and certain assets of these nine hospitals are reflected as assets held for sale prior to disposal in the accompanying consolidated balance sheets, as further described in Note 3.

General and Administrative Costs

The majority of the Company's expenses are "cost of revenue" items. Costs that could be classified as "general and administrative" by the Company would include its corporate overhead costs, which were $51.5 million, $77.2 million and $84.2 million for the years ended December 31, 2005, 2006, and 2007, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments.

Long-Term Debt. The Company's 3 1/2% Convertible Senior Subordinated Notes (the "3 1/2% Notes") and 3 1/4% Convertible Senior Subordinated Debentures (the "3 1/4% Debentures") were the only significant long-term debt instruments where the carrying amounts differed from the fair value as of December 31, 2006 and 2007. As of December 31, 2006, the carrying amount and the fair value of the 3 1/4% Debentures were approximately $225.0 million and $202.5 million, respectively. As of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

December 31, 2007, the carrying amount and fair value of the 3 1/4% Debentures were approximately $225.0 million and $194.1 million, respectively. As of December 31, 2007, the carrying amount and fair value of the 3 1/2% Notes were approximately $575.0 million and $513.2 million, respectively. The carrying amounts of the Company's remaining long-term debt instruments approximate fair value, as they are subject to variable rates of interest. The fair values of the Company's 3 1/4% Debentures and 3 1/2% Notes were based on the quoted prices at December 29, 2006 and December 31, 2007.

Interest Rate Swap. The fair value of the Company's interest rate swap agreement is the amount at which it could be settled, based on estimates obtained from the counterparty. The Company has designated its interest rate swap as a cash flow hedge instrument which is recorded in the Company's consolidated balance sheet at its fair value. The fair value of the Company's interest rate swap at December 31, 2006 and 2007 reflected a liability of approximately $14.7 million and $31.0 million, respectively, and is included in professional and general liability claims and other liabilities in the accompanying consolidated balance sheets. The Company's interest rate swap is further described in Note 6.

Revenue Recognition and Allowance for Contractual Discounts

The Company recognizes revenues in the period in which services are performed. Accounts receivable primarily consist of amounts due from third-party payors and patients. Amounts the Company receives for treatment of patients covered by governmental programs such as Medicare and Medicaid and other third-party payors such as health maintenance organizations, preferred provider organizations and other private insurers are generally less than the Company's established billing rates. Accordingly, the revenues and accounts receivable reported in the Company's consolidated financial statements are recorded at the net amount expected to be received.

The Company derives a significant portion of its revenues from Medicare, Medicaid and other payors that receive discounts from its established billing rates. The Company must estimate the total amount of these discounts to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from the Company's estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect revenues reported in the Company's consolidated statements of operations.

Self-pay revenues are derived primarily from patients who do not have any form of healthcare coverage. The revenues associated with self-pay patients are generally reported at the Company's gross charges. The Company evaluates these patients, after the patient's medical condition is determined to be stable, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other governmental assistance programs, as well as the local hospital's policy for charity/indigent care. The Company provides care without charge to certain patients that qualify under the local charity/indigent care policy of each of its hospitals. For the years ended December 31, 2005, 2006 and 2007, the Company estimates that services provided under its charity/indigent care programs approximated $23.8 million, $42.0 million and $51.5 million, respectively. The Company does not report a charity/indigent care patient's charges in revenues or in the provision for doubtful accounts as it is the Company's policy not to pursue collection of amounts related to these patients.

Settlements under reimbursement agreements with third-party payors are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. There is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The net adjustments to estimated third-party payor settlements resulted in increases to revenues of $9.4 million, $13.5 million and $9.1 million, increases to net income by approximately $5.4 million, $8.2 million $5.4 million, and increases to diluted earnings per share by approximately $0.10, $0.15 and $0.09, for the years ended December 31, 2005, 2006, and 2007, respectively. The net estimated third party payor settlements due to the Company as of December 31, 2006 and 2007 included in accounts receivable, less allowances for doubtful accounts, in the accompanying consolidated balance sheets were approximately $2.3 million and $5.1 million, respectively. The Company's management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs.

Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Concentration of Revenues

During the years ended December 31, 2005, 2006, and 2007, approximately 45.9%, 44.9% and 42.4%, respectively, of the Company's revenues related to patients participating in the Medicare and Medicaid programs. The Company's management recognizes that revenues and receivables from government agencies are significant to the Company's operations, but it does not believe that there are significant credit risks associated with these government agencies. The Company's management does not believe that there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of its accounts receivable.

The Company's revenues are particularly sensitive to regulatory and economic changes in certain states where the Company generates significant revenues. The following is an analysis by state of revenues as a percentage of the Company's total revenues for those states in which the Company generates significant revenues for the years indicated:

State	Hospitals in State as of December 31, 2007	Percentage of Total Revenues 2005	2006	2007
Kentucky	8	21.4%	16.9%	16.6%
Virginia	4	10.5	14.3	14.1
Louisiana	6	9.5	8.8	8.7
West Virginia	2	4.3	6.4	8.7
New Mexico	2	7.6	8.8	8.6
Tennessee	6	10.6	8.3	8.0
Alabama	5	9.0	7.8	7.3
Arizona	2	3.6	5.5	6.4
Texas	3	5.3	5.7	5.1

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The Company places its cash in financial institutions that are federally insured in limited amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts due from third-party payors and patients. The Company's ability to collect outstanding receivables is critical to its results of operations and cash flows. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The primary uncertainty of such allowances lies with uninsured patient receivables and deductibles, co-payments or other amounts due from individual patients.

The Company has an established process to determine the adequacy of the allowance for doubtful accounts that relies on a number of analytical tools and benchmarks to arrive at a reasonable allowance. No single statistic or measurement determines the adequacy of the allowance for doubtful accounts. Some of the analytical tools that the Company utilizes include, but are not limited to, historical cash collection experience, revenue trends by payor classification and revenue days in accounts receivable. Accounts receivable are written off after collection efforts have been followed in accordance with the Company's policies.

A summary of activity in the Company's allowance for doubtful accounts is as follows (in millions):

	Balances at Beginning of Year	Additions Charged to Costs and Expenses [a]	Accounts Written Off, Net of Recoveries	Acquisitions	Balances at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2005	$ 103.6	$ 216.1	$ (174.3)	$ 106.0	$ 251.4
Year ended December 31, 2006	251.4	273.7	(198.9)	–	326.2
Year ended December 31, 2007	326.2	324.0	(273.9)	–	376.3

[a] Additions charged to costs and expenses include amounts related to the Company's continuing and discontinued operations in the Company's accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and are composed of purchased items. These inventory items are primarily operating supplies used in the direct or indirect treatment of patients.

Long-Lived Assets

(a) Property and Equipment

Property and equipment acquired in connection with business combinations are recorded at estimated fair value in accordance with the purchase method of accounting as prescribed in SFAS No. 141, "Business Combinations" ("SFAS No. 141"). Other acquisitions of property and equipment are recorded at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Fully depreciated assets are retained in property and equipment accounts until they are disposed of. Allocated interest on funds used to pay for the construction or purchase of major capital additions is included in the cost of each capital addition.

Depreciation is computed by applying the straight-line method over the estimated useful lives of buildings and improvements and equipment. Assets under capital leases are amortized using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are as follows:

	Years
Buildings and improvements	10 – 40
Equipment	3 – 10
Assets under capital leases:	
Buildings and improvements	10 – 40
Equipment	3 – 5

Depreciation expense was $96.2 million, $106.1 million and $130.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. Amortization expense related to assets under capital leases is included in depreciation expense.

As of December 31, 2007, the majority of the Company's assets under capital leases are primarily comprised of prepaid capital leases. The Company's assets under capital leases are set forth in the following table at December 31 (in millions):

	2006	2007
Buildings and improvements	$ 170.1	$ 204.5
Equipment	18.6	34.6
	188.7	239.1
Accumulated amortization	(19.8)	(34.8)
	$ 168.9	$ 204.3

The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows, in accordance with SFAS No. 144. Fair value estimates are derived from established market values of comparable assets or internal calculations of estimated future net cash flows. The Company's estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable. The Company's assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix and changes in legislation and other payor payment patterns. These assumptions vary by type of facility. The Company incurred a $5.8 million and $16.5 million impairment charge, net of income tax benefits, in discontinued operations during the years ended December 31, 2005 and 2007, respectively, as further described in Note 3.

(b) Deferred Loan Costs

The Company records deferred loan costs for expenditures related to acquiring or issuing new debt instruments. These expenditures include bank fees and premiums as well as attorney's and filing fees. The Company amortizes these deferred loan costs over the life of the respective debt instrument using the effective interest method.

(c) Goodwill and Intangible Assets

The Company accounts for its acquisitions in accordance with SFAS No. 141 using the purchase method of accounting. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

assumed. Under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill and intangible assets with indefinite lives are reviewed by the Company at least annually for impairment. The Company performed its annual impairment tests as of October 1, 2005, 2006 and 2007, and did not incur an impairment charge. The Company's business comprises a single operating reporting unit for impairment test purposes.

The Company's intangible assets relate to contract-based physician minimum revenue guarantees, certificates of need and non-competition agreements. Contract-based physician minimum revenue guarantees and non-competition agreements are amortized over the terms of the agreements. The certificates of need have been determined to have indefinite lives and, accordingly, are not amortized. The Company's goodwill and intangible assets are further described in Note 4.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent the Company believes that recovery is not likely, a valuation allowance is established. To the extent the Company establishes a valuation allowance or increases this allowance, the Company must include an expense within the provision for income taxes in the consolidated statements of operations.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48 and elected to continue its historical practice of classifying interest and penalties as a component of income tax expense. The impact of the adoption of FIN 48 and activity during the year ended December 31, 2007, are further described in Note 5.

Point of Life Indemnity, Ltd.

In March 2006, the Company was approved by the Cayman Islands Monetary Authority to operate a captive insurance company under the name Point of Life Indemnity, Ltd. This captive insurance company, which operates as a wholly-owned subsidiary of the Company, issues malpractice insurance policies to certain of the Company's employed physicians and voluntary attending physicians. When earned, fees charged to voluntary attending physicians are included in revenues in the accompanying consolidated statements of operations and approximated $1.3 million and $1.7 million during the years ended December 31, 2006 and 2007. Fees charged to employed physicians are eliminated in consolidation. Reserves for the current estimate of the related outstanding claims, including incurred but not reported losses, are actuarially determined and included as a component of the Company's reserves for professional and general liability claims and other liabilities in the accompanying consolidated balance sheets as of December 31, 2006 and 2007, as discussed below.

Professional and General Liability Claims

Given the nature of the Company's operating environment, the Company is subject to potential medical malpractice lawsuits and other claims as part of providing healthcare services. To mitigate a portion of this risk, the Company maintained insurance for individual malpractice claims exceeding a range of $10.0 million to $25.0 million in the years ended December 31, 2005, 2006 and 2007, with the exception of facilities located in states having state-specific medical malpractice programs.

The Company's reserves for professional and general liability claims are based upon two separate actuarial calculations completed quarterly, which consider historical claims data, demographic considerations, severity factors, and other actuarial assumptions in determining reserve estimates, which are discounted to present value using a 5.0% discount rate. The reserve for professional and general liability claims as of the balance sheet dates reflect the current estimate of all outstanding losses, including incurred but not reported losses. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. The reserve for professional and general liability claims was $62.4 million and $69.4 million at December 31, 2006 and 2007, respectively.

The Company's expense for professional and general liability claims each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported; the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; the insurance premiums for losses in excess of the Company's self-insured retention level; the administrative costs of the insurance program; and interest expense related to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

discounted portion of the liability. The total expense recorded for professional and general liability claims, including the transaction costs discussed below, for the years ended December 31, 2005, 2006 and 2007, was approximately $18.2 million, $19.5 million and $29.6 million, respectively.

The Company utilized the results of actuarial calculations completed for the facilities acquired in connection with the Province Business Combination (as hereinafter defined) effective April 15, 2005, as further discussed in Note 2, to conform to the Company's methodology with respect to reserves for professional and general liability claims. The results of these actuarial calculations increased the balance sheet reserve for professional and general liability claims of the facilities acquired in connection with the Province Business Combination by $6.8 million, or $4.2 million net of income taxes ($0.08 net income per diluted share). This adjustment was recorded as transaction costs in the Company's consolidated statement of operations for the year ended December 31, 2005.

Additionally, during the years ended December 31, 2005, 2006 and 2007, the results of the Company's quarterly completed actuarial calculations resulted in changes to the Company's reserve levels of professional and general liability claims for prior years. As a result, this reduced the Company's related professional and general liability insurance expense by $11.0 million and $11.8 million, which increased the Company's net income by approximately $6.6 million ($0.13 net income per diluted share) and $7.2 million ($0.13 net income per diluted share), for the years ended December 31, 2005 and 2006, respectively. For the year ended December 31, 2007, this increased the Company's related professional and general liability insurance expense by $1.2 million, which reduced the Company's net income by approximately $0.7 million ($0.01 net income per diluted share).

Workers' Compensation Reserves

Given the nature of the Company's operating environment, it is subject to potential workers' compensation claims as part of providing healthcare services. To mitigate a portion of this risk, the Company maintained insurance for individual workers' compensation claims exceeding $1.0 million for the years ended December 31, 2005 and 2006 and $2.0 million for the year ended December 31, 2007. The Company's facilities located in West Virginia and Wyoming are required to participate in state-specific programs rather than the Company's established program.

The Company's reserve for workers' compensation is based upon an annual actuarial calculation, which considers historical claims data, demographic considerations, development patterns, severity factors and other actuarial assumptions. Reserve estimates are discounted to present value using a 5.0% discount rate and are reviewed on an annual basis. The reserve for workers' compensation claims at the balance sheet date reflects the current estimate of all outstanding losses, including incurred but not reported losses. The loss estimates included in the actuarial calculation may change based upon updated facts and circumstances. The Company's reserve for worker's compensation claims was $10.7 million and $13.0 million at December 31, 2006 and 2007, respectively.

The Company's expense for workers' compensation claims each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported; the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; the insurance premiums for losses in excess of the Company's self-insured retention level; the administrative costs of the insurance program; and interest expense related to the discounted portion of the liability. The total expense recorded for workers' compensation claims from continuing operations for the years ended December 31, 2005, 2006 and 2007 was approximately $10.1 million, $9.3 million and $11.9 million, respectively.

Self-Insured Medical Benefits

The Company is self-insured for substantially all of the medical expenses and benefits of its employees. The reserve for medical benefits primarily reflects the current estimate of incurred but not reported losses, based upon an actuarial calculation of the incurred but not reported lag period as of the balance sheet date. The undiscounted reserve for self-insured medical benefits was $13.7 million and $14.3 million at December 31, 2006 and 2007, respectively.

Minority Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned entities that the Company controls. Accordingly, the Company recorded minority interests in the earnings and equity of such entities. The Company records adjustments to minority interest for the allocable portion of income or loss to which the minority interest holders are entitled based upon their portion of certain of the subsidiaries that they own.

Segment Reporting

The Company has five operating divisions as of December 31, 2007. Each of these five operating divisions has similar economic characteristics consisting of acute care hospitals in non-urban communities. The Company realigns these operating divisions frequently based upon changing circumstances, including acquisition and divestiture activity. The Company considers these five operating divisions as one operating segment, healthcare services, for segment reporting purposes and for goodwill impairment testing in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), and SFAS No. 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

The Company has determined that its five operating divisions comprise one segment because of their similar economic characteristics in accordance with paragraph 17 of SFAS No. 131 for the following reasons:

- the treatment of patients in a hospital setting is the only material source of revenues for each of the Company's five operating divisions;
- the healthcare services provided by each of the Company's operating divisions are generally the same;
- the healthcare services provided by each of the Company's operating divisions are generally provided to similar types of patients, which is patients in a hospital setting;
- the healthcare services are primarily provided by the direction of affiliated or employed physicians and by the nurses, lab technicians, and others employed or contracted at each of the Company's hospitals; and
- the healthcare regulatory environment is generally similar for each of the Company's five operating divisions.

Additionally, as discussed in Emerging Issues Task Force ("EITF") Topic D-101, "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" ("EITF D-101"), the Company determined that its five operating divisions comprise one reporting unit because of their similar economic characteristics in each of the following areas:

- the way the Company manages its operations and extent to which its acquired facilities are integrated into its existing operations as a single reporting unit;
- the Company's goodwill is recoverable from the collective operations of its five operating divisions and not individually from one single operating division;
- its operating divisions are frequently realigned based upon changing circumstances, including acquisition and divestiture activity; and
- because of the collective size of its five operating divisions, each division benefits from its participation in a group purchasing organization.

Stock-Based Compensation

The Company issues stock options and other stock-based awards to key employees and directors under various stockholder-approved stock-based compensation plans, as described in Note 7. Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company did not record any stock-based employee compensation expense for stock options granted under its stock-based incentive plans prior to January 1, 2006, as all stock options granted under those plans had exercise prices equal to the fair market value of the Company's common stock on the day prior to the date of the grant. The Company also did not record any compensation expense in connection with its Employee Stock Purchase Plan ("ESPP") prior to January 1, 2006, as the purchase price of the stock was not less than 85% of the lower of the fair market values of its common stock at the beginning of each offering period or at the end of each purchase period. Also, in accordance with APB 25, the Company recorded compensation expense for its nonvested stock awards. In accordance with SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure," prior to January 1, 2006, the Company disclosed its pro forma net income or loss and pro forma expense for its stock-based incentive programs.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), using the modified prospective transition method. Under that transition method, compensation expense that the Company recognized for the years ended December 31, 2006 and 2007, included: (i) compensation expense for all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) compensation expense for all stock-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated. In March 2005, the U.S. Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance for SFAS No. 123(R). The Company has applied the provision of SAB 107 in its adoption of SFAS No. 123(R). The impact of adopting SFAS No. 123(R) and the assumptions used to calculate the fair value of stock-based compensation are set forth in Note 7.

Earnings (Loss) Per Share

Earnings (loss) per share ("EPS") is based on the weighted average number of common shares outstanding and dilutive stock options, convertible notes, when dilutive, and nonvested shares, adjusted for the shares issued to the ESOP. As the ESOP shares are committed to be released, the shares become outstanding for EPS calculations. In addition, the numerator of EPS, net income, is adjusted for interest expense related to the Company's convertible notes, when dilutive, which is discussed further in Note 6. The computation of the Company's basic and diluted EPS is set forth in Note 9.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions for SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which they are initially applied, except in limited circumstances including certain positions in financial instruments that trade in active markets as well as certain financial and hybrid financial instruments initially measured under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), using the transaction price method. In these circumstances, the transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied, shall be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year in which SFAS No. 157 is initially applied. The Company does not anticipate that the adoption of SFAS No. 157 will have a material impact on the Company's results of operations or financial position.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). With the issuance of FSP FAS 157-2, the FASB agreed to: (a) defer the effective date in SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), and (b) remove certain leasing transactions from the scope of SFAS No. 157. The deferral is intended to provide the FASB time to consider the effect of certain implementation issues that have arisen from the application of SFAS No. 157 to these assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No.115" ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and certain other items at fair value at specified election dates. Most of the provisions in SFAS No. 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the company does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting as well as requiring the expensing of acquisition-related costs as incurred. Furthermore, SFAS No. 141(R) provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. While the Company has not yet fully evaluated the impact that SFAS No. 141(R) will have on its results of operations or financial position, the Company will be required to expense costs related to any future acquisitions beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements" ("ARB No. 51") to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

SFAS No. 160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent's ownership interest in a subsidiary on the equity attributable to the parent. SFAS No. 160 does not change ARB No. 51's provisions related to consolidation purposes or consolidation policy, or the requirement that a parent consolidate all entities in which it has a controlling financial interest. SFAS No. 160 does, however, amend certain of ARB No. 51's consolidation procedures to make them consistent with the requirements of SFAS No. 141(R) as well as to provide definitions for certain terms and to clarify some terminology. In addition to the amendments to ARB No. 51, SFAS No. 160 amends SFAS No. 128, "Earnings per Share," so that the calculation of EPS amounts in consolidated financial statements will continue to be based on amounts attributable to the parent. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company has not yet evaluated the impact that SFAS No. 160 will have on its results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 2. Acquisitions

Acquisitions – 2006

Four Former HCA Hospitals

Effective July 1, 2006, the Company completed its acquisition of four hospitals from HCA Inc. ("HCA") for a purchase price of $239.0 million plus specific working capital and capital expenditures as set forth in the purchase agreement. The four hospitals that the Company acquired were 200-bed Clinch Valley Medical Center, Richlands, Virginia; 325-bed St. Joseph's Hospital, Parkersburg, West Virginia ("St. Joseph's"); 155-bed Saint Francis Hospital, Charleston, West Virginia ("Saint Francis"); and 369-bed Raleigh General Hospital, Beckley, West Virginia (collectively the "Four Former HCA Hospitals"). The Company borrowed $250.0 million under its Credit Agreement to pay for this acquisition.

Under the purchase method of accounting, in accordance with SFAS No. 141, the total purchase price of the Four Former HCA Hospitals was allocated to the net tangible and intangible assets based upon their estimated fair values as of July 1, 2006. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets was recorded as goodwill. The results of operations of these hospitals are included in LifePoint's results of operations beginning July 1, 2006. The Company finalized the purchase price allocation for the Four Former HCA Hospitals during the third quarter of 2007.

The fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (in millions):

Inventories	$ 13.0
Prepaid expenses	1.6
Other current assets	0.8
Property and equipment	198.0
Intangible assets	5.0
Goodwill	47.5
Total assets acquired, excluding cash	265.9
Accounts payable	0.2
Accrued salaries	5.6
Other current liabilities	2.4
Total liabilities assumed	8.2
Net assets acquired	$ 257.7

The Company classified St. Joseph's and Saint Francis as assets held for sale/discontinued operations, in accordance with the provisions of SFAS No. 144, effective as of the acquisition date of July 1, 2006. The Company sold Saint Francis effective January 1, 2007 and St. Joseph's effective May 1, 2007, as further discussed in Note 3.

Havasu Joint Venture

Effective September 1, 2006, Havasu Surgery Center, Inc., ("HSC"), an Arizona corporation owned by physicians and other individuals transferred substantially all of its assets to Havasu Regional Medical Center, LLC, a newly-formed Delaware limited liability company (the "Havasu LLC"), in exchange for all of the Class A units in the Havasu LLC, plus cash. Also effective September 1, 2006, PHC-Lake Havasu, Inc., a wholly-owned subsidiary of the Company which operated Havasu Regional Medical Center ("HRMC"), contributed to the Havasu LLC substantially all of the assets used in the operation of HRMC (except for real estate and home health assets), plus cash, in exchange for all of the Class B units in the Havasu LLC (the "Class B Units"). The Class B Units represented approximately a 96% equity interest in the Havasu LLC. The Company accounted for the HSC transaction as an acquisition with a purchase price of approximately $27.0 million, which consisted of $18.9 million in cash and a non-cash $8.1 million capital contribution from the minority physician partners. Goodwill recognized in connection with the acquisition of the HSC totaled $8.9 million.

Acquisitions – 2005

Business Combination with Province Healthcare Company

On April 15, 2005 (the "Effective Date"), pursuant to the Agreement and Plan of Merger, dated as of August 15, 2004, by and among Historic LifePoint Hospitals, Inc. (formerly LifePoint Hospitals, Inc.) ("Historic LifePoint"), the Company, Lakers Acquisition Corp. ("LifePoint Merger Sub"), Pacers Acquisition Corp. ("Province Merger Sub") and Province Healthcare Company ("Province"), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, and Amendment No. 2 to Agreement and Plan of Merger, dated as of March 15, 2005 (as amended, the "Merger Agreement"), the Company acquired all of the outstanding capital stock of each of Historic LifePoint and Province through the merger of LifePoint Merger

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

Sub with and into Historic LifePoint, with Historic LifePoint continuing as the surviving corporation of such merger (the "LifePoint Merger"), and the merger of Province Merger Sub with and into Province, with Province continuing as the surviving corporation of such merger, and together with the LifePoint Merger, the ("Province Business Combination"). As a result of the Province Business Combination, each of Historic LifePoint and Province is now a wholly-owned subsidiary of the Company.

Pursuant to the Merger Agreement, on the Effective Date, the shares of Common Stock, par value $0.01 per share, of Historic LifePoint ("Historic LifePoint Common Stock") outstanding as of the Effective Date were converted into shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") on a one-for-one basis without any action required to be taken by the holders of such shares of Historic LifePoint Common Stock. Each share of common stock, par value $0.01 per share, of Province ("Province Common Stock")outstanding as of the Effective Date (other than any shares with respect to which appraisal rights had been perfected) was converted into the right to receive $11.375 in cash and 0.2917 of a share of Company Common Stock.

The Company issued 15.0 million shares of its common stock, assumed $511.6 million of Province's outstanding debt and paid $586.3 million of cash to the stockholders and option holders of Province.

As a result of the Province Business Combination, the Company became the successor to Historic LifePoint and succeeded to Historic LifePoint's reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 12g-3(c) promulgated under the Exchange Act, the outstanding shares of Company Common Stock, together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of April 15, 2005 (as it may be amended and supplemented from time to time, the "Rights Agreement"), between the Company and National City Bank, as Rights Agent, are deemed to be registered under Section 12(g) of the Exchange Act. As a result of the Province Business Combination, the Company retired the Historic LifePoint treasury stock of $28.9 million as of April 15, 2005. The results of operations of Province are included in LifePoint's results of operations beginning April 16, 2005.

In connection with the closing of the Province Business Combination, shares of Historic LifePoint Common Stock, which had been listed and traded on the Nasdaq National Market under the ticker symbol "LPNT," ceased to be listed and traded on the Nasdaq National Market. Shares of Company Common Stock are now listed and traded on the NASDAQ Global Select Market under the ticker symbol "LPNT."

Based on $42.79, the 20-day weighted average Historic LifePoint stock price as of April 12, 2005, and the number of shares of Province Common Stock outstanding on such date, LifePoint issued an aggregate of 15.0 million shares of Company Common Stock to Province stockholders and paid Province stockholders an aggregate of $586.3 million in cash, pursuant to the terms of the Merger Agreement.

The total purchase price of the Province Business Combination was as follows (in millions):

Fair value of Company Common Stock issued	$ 596.0
Cash	586.3
Fair value of assumed Province debt obligations	511.6
Severance and Province stock option costs	73.8
Direct transaction costs	30.5
	$ 1,798.2

Under the purchase method of accounting, the total purchase price as shown in the table above was allocated to Province's net tangible and intangible assets based upon their estimated fair values as of April 15, 2005. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets was recorded as goodwill. The estimated fair value of Company Common Stock issued was based on the $39.63 average share price of Historic LifePoint Common Stock as of February 22, 2005, which is in accordance with Emerging Issues Task Force Issue Number 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" ("EITF No. 99-12"). As stated in paragraph 7 in EITF No. 99-12, the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration.

The purchase price allocation for the Province Business Combination was finalized during the second quarter of 2006. In connection with the finalization of the purchase price allocation, the Company reduced the net deferred tax liabilities recorded in the preliminary purchase price allocation by $49.0 million, in accordance with SFAS No. 109, "Accounting for Income Taxes," to remove the tax-deductible goodwill cumulative temporary difference and to account for adjustments made to the fair value acquired and liabilities assumed in purchase accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

The fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (in millions):

Cash	$ 2.7
Accounts receivable, net	122.1
Inventories	21.0
Prepaid expenses	4.6
Other current assets	15.7
Property and equipment	575.6
Other long-term assets	15.8
Goodwill	1,177.1
Total assets acquired	1,934.6
Accounts payable	33.0
Accrued salaries	28.1
Other current liabilities	43.4
Long-term debt	511.6
Professional and general liability claims and other liabilities	29.9
Minority interests in equity of consolidated entities	2.0
Total liabilities assumed	648.0
Net assets acquired	$ 1,286.6

A significant amount of the goodwill will not be deductible for income tax purposes because of the structure of the Province Business Combination. In connection with the Province Business Combination, the Company recognized a pretax charge for transaction costs of $43.2 million in the year ended December 31, 2005, which comprised of the following (in millions):

Adjustment to Province acquired accounts receivable	$ 26.4
Adjustment to Province assumed liabilities, primarily related to professional and general liability claims	7.3
Retention bonuses paid to former Province employees	4.2
Compensation expense, primarily restricted stock vesting from change in control	5.3
	$ 43.2

The adjustment to acquired accounts receivable reflects the impact of conforming Province's accounting treatment regarding the estimation of the net realizable value of accounts receivable to the Company's accounting policy. The adjustment to assumed liabilities primarily represents the results of the Company's actuarial valuation calculations of professional and general liability claims assumed in the Province Business Combination. In addition, the Company expensed as transaction costs the bonus amounts paid to retain employees from Province that are employed by the Company and compensation expense primarily related to the change-of-control vesting of the Company's non-vested stock grants at April 15, 2005.

Other 2005 Acquisitions

On June 1, 2005, the Company consummated its agreement with the Wythe County Community Hospital ("WCCH") to lease the 104-bed facility located in Wytheville, Virginia for a term of 30 years. Included in the transaction were certain working capital and major moveable equipment purchased as part of the lease agreement. The lease was finalized with a payment of $49.8 million, including working capital, to WCCH. Goodwill totaled $20.4 million, all of which is expected to be deductible for tax purposes.

Effective July 1, 2005, the Company acquired 350-bed Danville Regional Medical Center ("DRMC") and related assets in Danville, Virginia for $210.0 million. Goodwill totaled $137.6 million, all of which is expected to be deductible for tax purposes.

The acquisitions of WCCH and DRMC were accounted for using the purchase method of accounting. The results of operations of the Company's 2005 acquisitions are included in the Company's results of operations beginning on their acquisition dates. The purchase prices of the 2005 acquisitions were allocated to the assets acquired and liabilities assumed based upon their respective fair values.

Impact of Final Valuations of Fixed Assets

In connection with the purchase price allocation, the Company recognized an increase in depreciation and amortization expense of approximately $3.2 million ($1.9 million, net of income taxes), or $0.03 per diluted share, during the year ended December 31, 2007. This increased depreciation and amortization expense was the result of higher values of certain buildings, equipment and intangible assets than the Company originally anticipated in the preliminary purchase price allocations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

In connection with the finalization of the purchase price allocations of both DRMC and Province, the Company recognized a reduction in depreciation expense of approximately $13.5 million ($8.1 million, net of income taxes), or $0.14 per diluted share, during the year ended December 31, 2006. This decreased depreciation expense was the result of lower fair values of certain property and equipment than originally anticipated in the preliminary purchase price allocations.

Unaudited Pro Forma Results of Operations

The following unaudited pro forma results of operations of the Company for the year ended December 31, 2005 assume that the Province Business Combination and acquisitions of DRMC and WCCH all occurred on January 1, 2005. The pro forma results of operations for the Company's 2006 acquisitions have not been included because the continuing operations of these acquisitions are not considered material to the Company. The pro forma amounts include certain adjustments, including interest expense and taxes. Additionally, the pro forma amounts reflect the final value allocations of certain property and equipment for both DRMC and Province, which as previously discussed were lower than originally anticipated in the preliminary purchase price allocations.

As a result of the Province Business Combination, the Company recognized a non-recurring pre-tax charge for transaction costs of $43.2 million. The Company also recognized non-recurring pre-tax charges for debt retirement costs of $12.2 million for the year ended December 31, 2005. These non-recurring charges are reflected in the following unaudited pro forma results operations for the year ended December 31, 2005.

These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations for the year ended December 31, 2005 (in millions, except per share amounts):

Revenues	$ 2,195.5
Income from continuing operations	107.9
Net income	97.6
Earnings per share:	
Basic:	
Income from continuing operations	$ 1.99
Net income	$ 1.79
Diluted:	
Income from continuing operations	$ 1.94
Net income	$ 1.75

Note 3. Discontinued Operations

Coastal Carolina Medical Center

Effective July 1, 2007, the Company completed the sale of Coastal to Tenet Healthcare Corporation for $35.0 million plus adjustments for working capital and other items. In connection with the sale, the Company recognized an impairment charge of $7.8 million, net of income taxes, or $0.14 per diluted share, in discontinued operations during the year ended December 31, 2007.

The following table sets forth the calculation of Coastal's impairment charge (in millions):

Cash proceeds from sale	$ 35.4
Less assets sold:	
Property and equipment	(28.5)
Goodwill	(14.1)
Intangible assets	(0.5)
Net working capital	0.1
	(7.6)
Income tax provision	(0.2)
	$ (7.8)

Colorado River Medical Center

In March 2007, the Company, through its indirect wholly-owned subsidiary, Principal-Needles, Inc. ("PNI"), signed a letter of intent with the Board of Trustees of Needles Desert Communities Hospital (the "Board of Trustees") to transfer to the Board of Trustees substantially all of the operating assets and net working capital of Colorado River plus $1.5 million in cash, which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

approximates the net present value of future lease payments due under the lease agreement between PNI and the Board of Trustees in consideration for the termination of the existing operating lease agreement. Subsequently, in December 2007, the Company entered into a definitive agreement with the Board of Trustees that terminates the existing lease agreement effective March 2008. The Company anticipates transferring Colorado River to the Board of Trustees, which will operate Colorado River following closing. In connection with the signing of the letter of intent and definitive agreement, the Company recognized an impairment charge $8.7 million, net of income taxes, or $0.15 per diluted share, in discontinued operations for the year ended December 31, 2007. The impairment charge relates to goodwill impairment, the property and equipment and net working capital to be transferred to the Board of Trustees, for which the Company anticipates receiving no consideration.

The following table sets forth the components of Colorado River's impairment charge for the year ended December 31, 2007 (in millions):

Property and equipment	$	(4.9)
Net working capital		(4.7)
Goodwill		(3.1)
		(12.7)
Income tax benefit		4.0
	$	(8.7)

Two Former HCA Hospitals

In connection with the acquisition of four hospitals from HCA effective July 1, 2006, the Company committed to a plan to divest two of the acquired hospitals, St. Joseph's and Saint Francis. The Company sold Saint Francis effective January 1, 2007 to Herbert J. Thomas Memorial Hospital Association and St. Joseph's effective May 1, 2007 to Signature Hospital, LLC.

Smith County Memorial Hospital

In February 2006, the Company announced that it had entered into a definitive agreement to sell Smith County, located in Carthage, Tennessee, to Sumner Regional Health System. The Company completed the sale of Smith County effective March 31, 2006 and recognized a gain on the sale of approximately $3.8 million, net of income taxes, or $0.07 per diluted share, during the year ended December 31, 2006.

Three Former Province Hospitals

During the second quarter of 2005, subsequent to the Province Business Combination, the Company's management committed to a plan to divest three hospitals acquired in the Province Business Combination: Southern Indiana, located in Charlestown, Indiana; Ashland, located in Ashland, Pennsylvania; and Palo Verde, located in Blythe, California. The Company completed the sale of both Southern Indiana and Ashland to Saint Catherine Healthcare effective May 1, 2006. The Company divested Palo Verde on December 31, 2005 by terminating the lease of that hospital and returning it to the Hospital District of Palo Verde. In connection with the disposal of Palo Verde, the Company recognized an impairment charge of $5.8 million, net of income taxes, or $0.10 loss per diluted share, in discontinued operations in the year ended December 31, 2005. The impairment charge related to the assets of Palo Verde disposed by the Company for which it received $1.0 million of consideration.

The following table sets forth the components of the impairment charge (in millions):

Current assets	$	4.2
Property and equipment		1.7
Goodwill		3.0
		8.9
Income tax benefit		(3.1)
	$	5.8

Bartow Memorial Hospital

During the third quarter of 2004, the Company committed to a plan to divest Bartow, located in Bartow, Florida. On March 31, 2005, the Company sold Bartow and recognized a net loss on the sale of approximately $0.8 million, most of which related to tax expense attributable to non-deductible goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Impact of Discontinued Operations

The results of operations, net of income taxes, of Coastal, Colorado River, St. Joseph's, Saint Francis, Smith County, Southern Indiana, Ashland, Palo Verde and Bartow are reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS No. 144.

The Company allocated to discontinued operations interest expense of $1.4 million, $5.7 million and $2.6 million for the years ended December 31, 2005, 2006 and 2007, respectively. For those disposed assets that were part of an acquisition group for which specifically identifiable debt was incurred, the allocation of interest expense to discontinued operations was based on the ratio of the disposed net assets to the sum of total net assets of the acquisition group plus the debt that was incurred. For those asset acquisitions for which specifically identifiable debt was not incurred, the allocation of interest expense to discontinued operations was based on the ratio of disposed net assets to the sum of total net assets of the Company plus the Company's total outstanding debt.

The revenues and loss before income taxes, excluding impairment of assets and gain (loss) on sale of hospitals, of discontinued operations for the years ended December 31, 2005, 2006 and 2007 were as follows (in millions):

	2005	2006	2007
Revenues	$ 94.1	$ 150.9	$ 58.9
Loss before income taxes	(4.5)	(4.1)	(9.9)

The following table presents the changes in the Company's assets held for sale for the year ended December 31, 2007 (in millions):

	Current Assets	Property and Equipment	Intangible Assets, Net	Total
Balance at December 31, 2006	$ 14.1	$ 140.6	$ 0.4	$ 155.1
Sale of Saint Francis	(3.7)	(37.9)	(0.2)	(41.8)
Impairment of Colorado River	(4.3)	(5.1)	–	(9.4)
Sale of St. Joseph's	(4.7)	(68.5)	(0.2)	(73.4)
Sale of Coastal	(1.4)	(29.1)	–	(30.5)
Balance at December 31, 2007	$ –	$ –	$ –	$ –

Note 4. Goodwill and Intangible Assets

The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 (in millions):

Balance at December 31, 2005	$ 1,449.9
Goodwill acquired as part of acquisitions during 2006	108.7
Consideration adjustments and adjustments to purchase price allocations for 2005 acquisitions and Province Business Combination	22.7
Balance at December 31, 2006	1,581.3
Impairment related to Colorado River	(3.1)
Sale of Coastal (including impairment of $7.1 million)	(14.1)
Consideration adjustments and adjustments to purchase price allocations for acquisitions	(52.1)
Balance at December 31, 2007	$ 1,512.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

The following table provides information regarding the Company's intangible assets, which are included in the accompanying consolidated balance sheets at December 31, (in millions):

Class of Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net Total
Amortized intangible assets:			
Contract-based physician minimum revenue guarantees			
2007	$ 44.0	$ (8.8)	$ 35.2
2006	21.0	(1.7)	19.3
Non-competition agreements			
2007	$ 17.3	$ (7.0)	$ 10.3
2006	16.6	(4.8)	11.8
Total amortized intangible assets			
2007	$ 61.3	$ (15.8)	$ 45.5
2006	37.6	(6.5)	31.1
Indefinite-lived intangible assets:			
Certificates of need			
2007	$ 6.9	$ –	$ 6.9
2006	2.6	–	2.6
Total intangible assets:			
2007	$ 68.2	$ (15.8)	$ 52.4
2006	40.2	(6.5)	33.7

Contract-Based Physician Minimum Revenue Guarantees

The Company has committed to provide certain financial assistance pursuant to recruiting agreements, or "physician minimum revenue guarantees," with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may advance certain amounts of money to a physician to assist in establishing his or her practice.

For physician minimum revenue guarantees issued before January 1, 2006, the Company expensed the advances as they were paid to the physicians, which was typically over a period of one year. Effective January 1, 2006, the Company adopted FASB Staff Position No. FIN 45-3 "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" ("FSP FIN 45-3"). Under FSP FIN 45-3, the Company records a contract-based intangible asset and a related guarantee liability for new physician minimum revenue guarantees entered into after January 1, 2006 and amortizes the contract-based intangible asset to other operating expenses, in the accompanying consolidated statements of operations, over the period of the physician contract, which is typically five years. As of December 31, 2006 and 2007, the Company's liability balance for contract-based physician minimum revenue guarantees was $11.0 million and $15.3 million, respectively, which is included in other current liabilities in the Company's accompanying consolidated balance sheets.

Non-Competition Agreements

The Company has entered into non-competition agreements and these non-competition agreements are amortized on a straight-line basis over the term of the agreements.

Certificates of Need

The construction of new facilities, the acquisition or expansion of existing facilities and the addition of new services and certain equipment at the Company's facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificates of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. The Company operates hospitals in certain states that have adopted certificate of need laws. If the Company fails to obtain necessary state approval, the Company will not be able to expand its facilities, complete acquisitions or add new services at its facilities in these states. These intangible assets have been determined to have indefinite lives and, accordingly, are not amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Amortization Expense

Amortization expense for the Company's intangible assets, including physician minimum revenue guarantee expense under FSP FIN 45-3, were as follows during the years ended December 31, 2005, 2006 and 2007 (in millions):

2005	$ 1.3
2006	3.4
2007	9.3

Total estimated amortization expense for the Company's intangible assets during the next five years and thereafter are as follows (in millions):

2008	$ 9.8
2009	9.6
2010	9.0
2011	6.9
2012	3.9
Thereafter	6.3
	$ 45.5

Note 5. Accounting for Income Taxes

Effective January 1, 2007, the Company adopted the provisions of FIN 48. In connection with the adoption of FIN 48, the Company recorded a $52.0 million net liability for unrecognized tax benefits, and accrued interest and penalties, which was comprised of the following (in millions):

Reclassification from current deferred tax assets	$ 14.4
Increase to current deferred tax assets	36.9
Increase in goodwill	0.5
Cumulative impact of change recorded in retained earnings	0.2
	$ 52.0

A reconciliation of the beginning and ending liability for gross unrecognized tax benefits is as follows (in millions).

Balance at January 1, 2007	$ 51.9
Additions for tax positions of prior years	3.3
Reductions for settlements with taxing authorities	(0.9)
Reductions for lapse of statutes of limitations	(2.1)
Balance at December 31, 2007	$ 52.2

The Company's long-term income tax liability is reported in the accompanying consolidated balance sheet net of tax offsets and was comprised of the following at January 1, 2007 and December 31, 2007 (in millions):

	January 1, 2007	December 31, 2007
Unrecognized tax benefits	$ 45.8	$ 47.0
Accrued interest and penalties	6.2	8.5
	$ 52.0	$ 55.5

Of the $52.2 million of gross unrecognized tax benefits at December 31, 2007, $10.4 million, if recognized, would affect the Company's effective tax rate. Included in the balance of gross unrecognized tax benefits at December 31, 2007 are tax positions of $41.8 million for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred income tax accounting, other than for interest and penalties, the disallowance of the shorter deductibility period would not affect the effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

The provisions of FIN 48 allow for the classification election of interest on an underpayment of income taxes, when the tax law requires interest to be paid, and penalties, when a tax position does not meet the minimum statutory threshold to avoid payment of penalties, in income taxes, interest expense or another appropriate expense classification, based on the accounting policy election of the company. The Company has elected to continue its historical practice of classifying interest and penalties as a component of income tax expense. During the year ended December 31, 2007, the Company recorded $3.3 million of net interest related to unrecognized tax benefits in income tax expense, which is comprised of an interest benefit of $0.5 million from the expiration of state statutes of limitation and interest expense of $3.8 million on unrecognized tax benefits from prior years.

The Company's U.S. federal income tax returns for tax years 1999 and beyond remain subject to examination by the Internal Revenue Service ("IRS"). During 2003, the IRS notified the Company regarding its findings relating to the examination of the Company's tax returns for the years ended December 31, 1999, 2000 and 2001. The Company reached a partial settlement with the IRS on all issues except for the Company's method of determining its bad debt deduction, for which the IRS has proposed an additional assessment of $7.4 million. All of the adjustments proposed by the IRS are temporary differences. The IRS has delayed final settlement of this assessment until resolution of certain pending court proceedings related to the use of this bad debt deduction method by HCA. On October 4, 2004, HCA was denied certiorari on its appeal of this matter to the United States Supreme Court. As a result, HCA and the IRS are currently working through the complex calculations for the many HCA tax years that are impacted. Due to the complex computations and many impacted HCA tax years (including HCA tax years preceding the spin-off of the Company from HCA), neither the Company nor HCA is currently able to estimate when the final settlement of the HCA tax years will occur. The Company cannot reach resolution of its IRS examination until after the final settlement of HCA's tax years preceding the spin-off of the Company from HCA on May 11, 1999. The Company applied its 2002 federal income tax refund in the amount of $6.6 million as a deposit against any potential settlement to forestall the tolling of interest on such settlement beyond the March 15, 2003 deposit date. The Company has extended the statutes of limitation for the federal tax returns for tax years ended December 31, 1999, 2000 and 2001 through December 31, 2009.

In 2005, the IRS commenced an examination of the Company's federal income tax return for the year ended December 31, 2003. Furthermore, during the second quarter of 2006, the IRS commenced an examination of select items within the Company's federal income tax return for the year ended December 31, 2002, thereby allowing the IRS to incorporate any carry forward adjustments from the examination of the 1999 through 2001 federal income tax returns. The Company has extended the statute of limitation for its 2002 and 2003 returns through June 30, 2008 and will likely extend the statute of limitation further.

Finally, in 2005 the IRS commenced an examination of the federal income tax return of Province, which the Company merged with effective April 15, 2005, for the year ended December 31, 2003. During the quarter ended June 30, 2007, the Company and the IRS concluded the examination of Province's federal income tax return for the year ended December 31, 2003, with the Company making a $1.4 million payment (including interest) in settlement of all matters. Of the $1.4 million payment, $0.8 million reduced the Company's long-term income tax liability, and $0.6 million decreased non-current deferred tax liabilities. In addition, the Company reduced its long-term income tax liability by $0.8 million and decreased the goodwill associated with the Province Business Combination in accordance with SFAS No. 109. The Company extended the statute of limitation for this return through December 31, 2007, at which time the statute of limitation lapsed. Province's federal income tax returns for tax years 2004 through April 15, 2005 remain subject to examination by the IRS.

The expiration of the statute of limitation related to the various state income tax returns that the Company and its subsidiaries file, varies by state. Generally, the Company's various state income tax returns for tax years 2002 and beyond remain subject to examination by various state taxing authorities.

Based on the outcome of these examinations or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax positions could change within the next twelve months by a range of zero to $3.0 million.

The provision for income taxes for the years ended December 31, 2005, 2006, and 2007 consists of the following (in millions):

	2005	2006	2007
Current:			
Federal	$ 52.3	$ 46.3	$ 76.6
State	6.9	4.9	6.5
	59.2	51.2	83.1
Deferred:			
Federal	0.9	37.4	(1.2)
State	(2.4)	(0.7)	(3.8)
	(1.5)	36.7	(5.0)
Increase in valuation allowance	2.2	6.0	6.5
Total	$ 59.9	$ 93.9	$ 84.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

The increases in the valuation allowance during the years ended December 31, 2005, 2006 and 2007, were primarily the result of state net operating loss carry forwards that management believes may not be fully utilized because of the uncertainty regarding the Company's ability to generate taxable income in certain states. Various subsidiaries have state net operating loss carry forwards in the aggregate of approximately $565.9 million (primarily in Alabama, Florida, Indiana, Louisiana, Pennsylvania, South Carolina, Tennessee and West Virginia) with expiration dates through the year 2027.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income from continuing operations before income taxes for the years ended December 31, 2005, 2006 and 2007 follows:

	2005	2006	2007
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.7	1.8	1.3
ESOP expense	2.2	1.0	1.0
Valuation allowance	1.0	1.6	2.0
Other items, net	1.3	–	0.9
Effective income tax rate	42.2%	39.4%	40.2%

Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes. Sources of these differences and the related tax effects are as follows (in millions):

	2006	2007
Deferred income tax liabilities:		
Depreciation and amortization	$ (152.7)	$ (155.2)
Prepaid expenses	(6.9)	(2.4)
Other	(13.2)	(0.1)
Total deferred income tax liabilities	(172.8)	(157.7)
Deferred income tax assets:		
Provision for doubtful accounts	43.7	84.5
Employee compensation	23.7	33.7
Professional liability claims	24.4	26.3
Interest rate swap	5.1	10.9
Other	36.6	42.1
Total deferred income tax assets	133.5	197.5
Valuation allowance	(32.0)	(39.4)
Net deferred income tax assets	101.5	158.1
Net deferred income tax assets (liabilities)	$ (71.3)	$ 0.4

The balance sheet classification of deferred income tax assets (liabilities) at December 31 was as follows (in millions):

	2006	2007
Current	$ 49.2	$ 113.6
Long-term	(120.5)	(113.2)
Total	$ (71.3)	$ 0.4

The tax benefits associated with the Company's employee stock-based compensation plans were $8.9 million, $0.1 million and $1.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. These tax benefits reduced current taxes payable, increased capital in excess of par value, and increased deferred tax assets attributable to state net operating loss carryforwards by $0.1 million and $1.2 million for the years ended December 31, 2006 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 6. Long-Term Debt

Long-term debt consists of the following at December 31, 2006 and 2007 (in millions):

	2006	2007
Senior Borrowings:		
Credit Agreement:		
Term B Loans	$ 1,321.9	$ 706.0
Revolving Loans	110.0	–
	1,431.9	706.0
Subordinated Borrowings:		
Province 7 1/2% Senior Subordinated Notes	6.1	6.1
Province 4 1/4% Convertible Subordinated Notes, due 2008	0.1	0.1
3 1/2% Notes, due 2014	–	575.0
3 1/4% Debentures, due 2025	225.0	225.0
	231.2	806.2
Capital leases/other	5.8	5.2
Total long-term debt	1,668.9	1,517.4
Less: current portion	0.5	0.5
	$ 1,668.4	$ 1,516.9

Maturities of the Company's long-term debt at December 31, 2007 are as follows for the years indicated (in millions):

2008	$ 0.5
2009	0.6
2010	0.4
2011	529.9
2012	177.0
Thereafter	809.0
	$ 1,517.4

Senior Secured Credit Facilities

Terms

On April 15, 2005, in connection with the Province Business Combination, the Company entered into a Credit Agreement, as amended and restated, supplemented or otherwise modified from time to time (the "Credit Agreement") with Citicorp North America, Inc. ("CITI"), as administrative agent and the lenders party thereto, Bank of America, N.A., CIBC World Markets Corp., SunTrust Bank and UBS Securities LLC, as co-syndication agents and Citigroup Global Markets Inc., as sole lead arranger and sole book runner. Effective May 11, 2007, the Company amended its Credit Agreement and increased its additional tranches available under its term B loans (the "Term B Loans") and revolving loans (the "Revolving Loans") by $200.0 million and $50.0 million, respectively. Additionally, the amendment allows for the issuance of up to $250.0 million in term A loans (the "Term A Loans"), which was previously unavailable. Finally, the amendment modified certain existing non-monetary terms of the Credit Agreement to allow for the flexibility in the issuance of the 3 1/2% Notes, as discussed further in this note.

The Credit Agreement, as amended, provides for secured Term A Loans up to $250.0 million, Term B Loans up to $1,450.0 million and Revolving Loans of up to $350.0 million, all maturing on April 15, 2012. In addition, the Credit Agreement provides that the Company may request additional tranches of Term B Loans up to $400.0 million and additional tranches of Revolving Loans up to $100.0 million. The Credit Agreement is guaranteed on a senior secured basis by the Company's subsidiaries with certain limited exceptions. The Term B Loans are subject to additional mandatory prepayments with a certain percentage of excess cash flow as specifically defined in the Credit Agreement. As amended, the Credit Agreement provides for letters of credit up to $75.0 million.

Borrowings and Payments

During March 2006, the Company borrowed $10.0 million under the Credit Agreement for general corporate purposes. The outstanding principal and interest were repaid before the end of March 2006. On June 30, 2006, the Company borrowed $50.0 million in the form of Term B Loans and $200.0 million in Revolving Loans to finance the acquisition of the four hospitals from HCA. During the fourth quarter of 2006, the Company repaid $90.0 million on its outstanding Revolving Loans, which included a repayment of $40.4 million from the proceeds of the sale of Saint Francis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

During the year ended December 31, 2007, the Company repaid a portion of its outstanding Term B Loans and all of its outstanding Revolving Loans, primarily with the proceeds from the issuance of $575.0 million in 3 1/2% Notes and from the proceeds from the sales of St. Joseph's and Coastal, as discussed in Note 3. The remaining balance of the Term B Loans are scheduled to be repaid in 2011 and 2012 in four equal installments totaling in the aggregate of $706.0 million.

Letters of Credit and Availability

As of December 31, 2007, the Company had $31.3 million in letters of credit outstanding under the Revolving Loans that were related to the self-insured retention level of our general and professional liability insurance and workers' compensation programs as security for payment of claims. Under the terms of the Credit Agreement, Revolving Loans available for borrowing were $418.7 million as of December 31, 2007, including the $100.0 million available under the additional tranche. Under the terms of the Credit Agreement, Term A Loans and Term B Loans available for borrowing were $250.0 million and $400.0 million, respectively, as of December 31, 2007, all of which is available under the additional tranches.

Interest Rates

Interest on the outstanding balances of the Term B Loans is payable, at the Company's option, at CITI's base rate (the alternate base rate or "ABR") plus a margin of 0.625% and/or at an adjusted London Interbank Offered Rate ("Adjusted LIBOR") plus a margin of 1.625%. Interest on the Revolving Loans is payable at ABR plus a margin for ABR Revolving Loans or Adjusted LIBOR plus a margin for eurodollar Revolving Loans. The margin on ABR Revolving Loans ranges from 0.25% to 1.25% based on the total leverage ratio being less than 2.00:1.00 to greater than 4.50:1.00. The margin on the eurodollar Revolving Loans ranges from 1.25% to 2.25% based on the total leverage ratio being less than 2.00:1.00 to greater than 4.50:1.00.

As of December 31, 2007, the applicable annual interest rate under the Term B Loans was 6.715%, which was based on the 90-day Adjusted LIBOR plus the applicable margin. The 90-day Adjusted LIBOR was 5.090% at December 31, 2007. The weighted-average applicable annual interest rate for the year ended December 31, 2007 under the Term B Loans was 7.07%.

Covenants

The Credit Agreement requires the Company to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum total leverage ratio, as set forth in the Credit Agreement. The minimum interest coverage ratio can be no less than 3.50:1.00 for all periods ending after December 31, 2005. These calculations are based on the trailing four quarters. The maximum total leverage ratios cannot exceed 4.50:1.00 for the periods ending on March 31, 2007 through December 31, 2007; 4.25:1.00 for the periods ending on March 31, 2008 through December 31, 2008; 4.00:1.00 for the periods ending on March 31, 2009 through December 31, 2009; and 3.75:1.00 for the periods ending thereafter. In addition, on an annualized basis, the Company is also limited with respect to amounts it may spend on capital expenditures. Such amounts cannot exceed 10.0% of revenues for all years ending after December 31, 2006.

The financial covenant requirements and ratios are as follows:

	Requirement	Level at December 31, 2007
Minimum Interest Coverage Ratio	≥3.50:1.00	4.95
Maximum Total Leverage Ratio	≤4.50:1.00	3.27
Capital Expenditure Ratio	≤10.0%	6.0 %

In addition, the Credit Agreement contains customary affirmative and negative covenants, which among other things, limit the Company's ability to incur additional debt, create liens, pay dividends, effect transactions with our affiliates, sell assets, pay subordinated debt, merge, consolidate, enter into acquisitions and effect sale leaseback transactions.

The Company's Credit Agreement does not contain provisions that would accelerate the maturity date of the loans under the Credit Agreement upon a downgrade in the Company's credit rating. However, a downgrade in the Company's credit rating could adversely affect its ability to obtain other capital sources in the future and could increase its costs of borrowings.

3 1/2% Convertible Senior Subordinated Notes due May 15, 2014

On May 29, 2007, the Company issued $500.0 million of its 3 1/2% Notes and on May 31, 2007, the Company issued another $75.0 million pursuant to the underwriters' exercise of their over-allotment option. The net proceeds of approximately $561.7 million were used to repay a portion of the Company's outstanding borrowings under the Credit Agreement. The 3 1/2% Notes bear interest at the rate of 3 1/2% per year, payable semi-annually on May 15 and November 15.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

The 3 1/2% Notes are convertible prior to March 15, 2014 under the following circumstances: (1) if the price of the Company's common stock reaches a specified threshold during specified periods; (2) if the trading price of the 3 1/2% Notes is below a specified threshold; or (3) upon the occurrence of specified corporate transactions or other events. On or after March 15, 2014, holders may convert their 3 1/2% Notes at any time prior to the close of business on the scheduled trading day immediately preceding May 15, 2014, regardless of whether any of the foregoing circumstances has occurred.

Subject to certain exceptions, the Company will deliver cash and shares of its common stock upon conversion of each $1,000 principal amount of our 3 1/2% Notes as follows: (i) an amount in cash (the "principal return") equal to the sum of, for each of the 20 volume-weighted average price trading days during the conversion period, the lesser of the daily conversion value for such volume-weighted average price trading day and $50; and (ii) a number of shares in an amount equal to the sum of, for each of the 20 volume-weighted average price trading days during the conversion period, any excess of the daily conversion value above $50. The Company's ability to pay the principal return in cash is subject to important limitations imposed by the Credit Agreement and other credit facilities or indebtedness the Company may incur in the future. If the Company does not make any payments it is obligated to make under the terms of the 3 1/2% Notes, holders may declare an event of default.

The initial conversion rate is 19.3095 shares of Company Common Stock per $1,000 principal amount of the 3 1/2% Notes (subject to certain events). This represents an initial conversion price of approximately $51.79 per share of the Company's common stock. In addition, if certain corporate transactions that constitute a change of control occur prior to maturity, the Company will increase the conversion rate in certain circumstances.

Upon the occurrence of a fundamental change (as specified in the indenture), each holder of the 3 1/2% Notes may require the Company to purchase some or all of the 3 1/2% Notes at a purchase price in cash equal to 100% of the principal amount of the 3 1/2% Notes surrendered, plus any accrued and unpaid interest.

The indenture for the 3 1/2% Notes does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior or secured debt or other indebtedness, or the issuance or repurchase of securities by the Company. The indenture contains no covenants or other provisions to protect holders of the 3 1/2% Notes in the event of a highly leveraged transaction or other events that do not constitute a fundamental change.

3 1/4% Convertible Senior Subordinated Debentures due August 15, 2025

On August 10, 2005, the Company sold $225.0 million of its 3 1/4% Debentures. The net proceeds were approximately $218.4 million and were used to repay indebtedness and for working capital and general corporate purposes. The 3 1/4% Debentures bear interest at the rate of 3 1/4% per year, payable semi-annually on February 15 and August 15.

The 3 1/4% Debentures are convertible (subject to certain limitations imposed by the Credit Agreement) under the following circumstances: (1) if the price of the Company's common stock reaches a specified threshold during the specified periods; (2) if the trading price of the 3 1/4% Debentures is below a specified threshold; (3) if the 3 1/4% Debentures have been called for redemption; or (4) if specified corporate transactions or other specified events occur. Subject to certain exceptions, the Company will deliver cash and shares of its common stock, as follows: (i) an amount in cash (the "principal return") equal to the lesser of (a) the principal amount of the 3 1/4% Debentures surrendered for conversion and (b) the product of the conversion rate and the average price of the Company's common stock, as set forth in the indenture governing the securities ("the conversion value"); and (ii) if the conversion value is greater than the principal return, an amount in shares of the Company's common stock. The Company's ability to pay the principal return in cash is subject to important limitations imposed by the Credit Agreement and other indebtedness the Company may incur in the future. Based on the terms of the Credit Agreement, in certain circumstances, even if any of the foregoing conditions to conversion have occurred, the 3 1/4% Debentures will not be convertible, and holders of the 3 1/4% Debentures will not be able to declare an event of default under the 3 1/4% Debentures.

The conversion rate for the 3 1/4% Debentures is initially 16.3345 shares of the Company's common stock per $1,000 principal amount of 3 1/4% Debentures (subject to adjustment in certain events). This is equivalent to a conversion price of $61.22 per share of common stock. In addition, if certain corporate transactions that constitute a change of control occur on or prior to February 20, 2013, the Company will increase the conversion rate in certain circumstances, unless such transaction constitutes a public acquirer change of control and the Company elects to modify the conversion rate into public acquirer common stock.

On or after February 20, 2013, the Company may redeem for cash some or all of the 3 1/4% Debentures at any time at a price equal to 100% of the principal amount of the 3 1/4% Debentures to be purchased, plus any accrued and unpaid interest. Holders may require us to purchase for cash some or all of the 3 1/4% Debentures on February 15, 2013, February 15, 2015 and February 15, 2020 or upon the occurrence of a fundamental change, at 100% of the principal amount of the 3 1/4% Debentures to be purchased, plus any accrued and unpaid interest.

The indenture for the 3 1/4% Debentures does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior or secured debt or other indebtedness, or the issuance or repurchase of securities by the Company. The indenture contains no covenants or other provisions to protect holders of the 3 1/4% Debentures in the event of a highly leveraged transaction or fundamental change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Province 7 1/2% Senior Subordinated Notes

In connection with the Province Business Combination, approximately $193.9 million of the $200.0 million outstanding principal amount of Province's 7 1/2% Senior Subordinated Notes due 2013 (the "7 1/2% Notes") was purchased and subsequently retired. The fair value assigned to the 7 1/2% Notes in the Province purchase price allocation included tender premiums of $19.5 million paid in connection with the debt retirement.

The supplemental indenture incorporating the amendments to the indenture governing the 7 1/2% Notes in connection with Province's consent solicitation with respect to such 7 1/2% Notes became operative on April 15, 2005 and is binding upon the holders of any 7 1/2% Notes that were not tendered pursuant to such tender offer.

The remaining $6.1 million outstanding principal amount of the 7 1/2% Notes bears interest at the rate of 7 1/2% payable semi-annually on June 1 and December 1. The Company may redeem all or a portion of the 7 1/2% Notes on or after June 1, 2008, at the then current redemption prices, plus accrued and unpaid interest. The 7 1/2% Notes are unsecured and subordinated to the Company's existing and future senior indebtedness. The supplemental indenture contains no material covenants or restrictions.

Province 4 1/4% Convertible Subordinated Notes

In connection with the Province Business Combination, approximately $172.4 million of the $172.5 million outstanding principal amount of Province's 4 1/4% Convertible Subordinated Notes due 2008 was purchased and subsequently retired. The fair value assigned to the Province 4 1/4% Convertible Subordinated Notes due 2008 in the Province purchase price allocation included tender premiums of $12.1 million paid in connection with the debt retirement. The supplemental indenture contains no material covenants or restrictions.

Interest Rate Swap

On June 1, 2006, the Company entered into an interest rate swap agreement with Citibank as counterparty. The interest rate swap agreement, as amended, was effective as of November 30, 2006 and has a maturity date of May 30, 2011. The Company entered into the interest rate swap agreement to mitigate the floating interest rate risk on a portion of its outstanding variable rate borrowings. The interest rate swap agreement requires the Company to make quarterly fixed rate payments to Citibank calculated on a notional amount as set forth in the table below at an annual fixed rate of 5.585% while Citibank is obligated to make quarterly floating payments to the Company based on the three-month LIBOR on the same referenced notional amount. Notwithstanding the terms of the interest rate swap transaction, the Company is ultimately obligated for all amounts due and payable under the Credit Agreement.

Date Range	Notional Amount (In millions)
November 30, 2006 to November 30, 2007	$ 900.0
November 30, 2007 to November 28, 2008	750.0
November 28, 2008 to November 30, 2009	600.0
November 30, 2009 to November 30, 2010	450.0
November 30, 2010 to May 30, 2011	300.0

The fair value of the interest rate swap agreement is the amount at which it could be settled, based on estimates obtained from Citibank. The Company has designated the interest rate swap as a cash flow hedge instrument, which is recorded in the accompanying balance sheet at its fair value. The Company assesses the effectiveness of this cash flow hedge instrument on a quarterly basis. The Company completed its assessments of the cash flow hedge instrument at quarterly intervals during the year ended December 31, 2007, and determined the hedge to be partially ineffective in accordance with SFAS No. 133. Because the notional amounts of the interest rate swap in effect at the quarterly measurement intervals during the year ended December 31, 2007 exceeded the Company's outstanding borrowings under its variable rate debt Credit Agreement, a portion of the cash flow hedge instrument was determined to be ineffective. The Company recognized an increase in interest expense of approximately $0.5 million related to the ineffective portion of the Company's cash flow hedge during the year ended December 31, 2007.

The interest rate swap agreement exposes the Company to credit risk in the event of non-performance by Citibank. However, the Company does not anticipate non-performance by Citibank. The Company does not hold or issue derivative financial instruments for trading purposes. The fair value of the Company's interest rate swap at December 31, 2006 and 2007 reflected a liability of approximately $14.7 million and $31.0 million, respectively, and is included in professional and general liability claims and other liabilities in the accompanying consolidated balance sheets. The interest rate swap reflects a liability balance as of December 31, 2006 and 2007 because of decreases in market interest rates since inception.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 7. Stockholders' Equity

Preferred Stock

The Company's Amended and Restated Certificate of Incorporation provides that up to 10,000,000 shares of preferred stock may be issued, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. The Board of Directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers (full, limited or none), and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock and the number of shares constituting any series and the designations of this series, without any further vote or action by the stockholders. Because the terms of the preferred stock may be fixed by the Board of Directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of the Company's management more difficult.

Preferred Stock Purchase Rights

Pursuant to the Company's stockholders' rights plan, each outstanding share of common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company ("Series A Preferred Stock") at a price of $35 per one one-thousandth of a share, subject to adjustment.

Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of liquidation, dissolution or winding up, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. The rights are not exercisable until the rights distribution date as defined in the stockholders' rights plan. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the Company's Board of Directors to be in the best interests of all of the Company's stockholders. The rights should not interfere with any merger or other business combination approved by the Board of Directors.

Common Stock

Holders of Company Common Stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to shares of Company Common Stock. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding. Delaware law prohibits the Company from paying any dividends unless it has capital surplus or net profits available for this purpose. In addition, the Credit Agreement imposes restrictions on the Company's ability to pay dividends.

Share Repurchase Program

In November 2007, the Company's Board of Directors authorized the repurchase of up to $150.0 million of outstanding shares of Company Common Stock either in the open market or through privately negotiated transactions, subject to market conditions, regulatory constraints and other factors, to utilize excess cash flow after its capital expenditure needs have been satisfied. The Company is not obligated to repurchase any specific number of shares under the program. The program expires on November 26, 2008, but may be extended, suspended or discontinued at any time prior to the expiration date. The Company repurchased approximately 1.4 million shares during the year ended December 31, 2007 for an aggregate purchase price, including commissions, of approximately $41.2 million with a weighted average purchase price of $30.35 per share. Approximately $12.2 million of the $41.2 million represents an accrual included in other current liabilities in the accompanying consolidated balance sheet as of December 31, 2007. These shares have been designated by the Company as treasury stock.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components: net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under SFAS No. 130, "Reporting Comprehensive Income," are recorded as an element of stockholders' equity but are excluded from net income. For the year ended December 31, 2005, the Company had no items of comprehensive income (loss) recorded directly to stockholders' equity. Accordingly, comprehensive income (loss) was equivalent to net income during 2005.

On June 1, 2006, the Company entered into an interest rate swap agreement, which was effective November 30, 2006 and which the Company has designated as a cash flow hedge in accordance with SFAS No. 133. The changes in the fair value of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

interest rate swap during the years ending December 31, 2006 and 2007 resulted in comprehensive losses of $14.6 million, or $9.6 million net of income taxes, and $15.9 million, or $10.2 million net of income taxes, respectively.

ESOP Compensation

The ESOP is a defined contribution retirement plan that covers substantially all of the Company's employees. When the ESOP was established in 1999, the ESOP purchased from the Company approximately 8.3% of the Company's outstanding common stock at fair market value (approximately 2.8 million shares at $11.50 per share). The purchase was primarily financed by the ESOP issuing a promissory note to the Company, which is being repaid annually in equal installments over a ten year period beginning December 31, 1999. The Company makes contributions to the ESOP which the ESOP uses to repay the loan. Shares of Company Common Stock acquired by the ESOP are held in a suspense account and are being allocated to participants at book value from the suspense account as the loan is repaid.

The loan to the ESOP is recorded as unearned ESOP compensation in the accompanying consolidated balance sheets. Reductions are made to unearned ESOP compensation as shares are committed to be released to participants at cost. Shares are deemed to be committed to be released ratably during each period as the employees perform services. Shares are allocated ratably to employee accounts over a period of 10 years (1999 through 2008). As the shares are committed to be released, the shares become outstanding for earnings per share calculations.

The Company's ESOP expense has two components: common stock and cash. Shares of Company Common Stock are allocated ratably to employee accounts at an approximate rate of 23,306 shares per month. The ESOP expense amount for the common stock component is determined using the average market price of Company Common Stock released to participants in the ESOP. The cash component is discretionary and is impacted by the amount of forfeitures in the ESOP. There were $3.2 million, $3.9 million and $5.1 million of discretionary cash contributions during the years ended December 31, 2005, 2006 and 2007, respectively.

The Company's ESOP expense was $14.4 million, $12.9 million and $14.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. There was an additional $0.3 million, $0.7 million, and $0.5 million of ESOP expense allocated to discontinued operations for the years ended December 31, 2005, 2006 and 2007, respectively. The ESOP expense tax deduction attributable to released shares is fixed at $3.2 million per year. The fair value of unreleased shares was $8.0 million at December 31, 2007.

The ESOP shares as of December 31, 2007 were as follows:

Allocated shares	2,517,044
Shares committed to be released	–
Unreleased shares	279,675
Total ESOP shares	2,796,719

Impact of the Adoption of SFAS No. 123(R)

The Company adopted the provisions of SFAS No. 123(R) effective January 1, 2006. Prior to the adoption of SFAS No. 123(R) and in accordance with SFAS No. 123, companies were required to make an accounting policy decision about whether to use a forfeiture-rate assumption or to begin accruing compensation cost for all awards granted (i.e., assume no forfeitures) and then subsequently reverse compensation costs for forfeitures when they occurred. Under SFAS No. 123(R), companies are required to: (i) estimate the number of awards for which it is probable that the requisite service will be rendered; and (ii) update that estimate as new information becomes available through the vesting date. The Company has historically recognized its pro-forma stock option expense using an estimated forfeiture rate. However, prior to adoption of SFAS No. 123(R), the Company recognized the effect of forfeitures as they occurred for its nonvested stock. Under SFAS No. 123(R), the Company was required to make a one-time cumulative adjustment that increased income by $1.1 million, or $0.7 million net of income taxes ($0.01 net income per share, basic and diluted) as of January 1, 2006, to adjust its compensation cost for those nonvested awards that were not expected to vest. This adjustment is reported in the consolidated statement of operations as a cumulative effect of change in accounting principle, net of income taxes, for the year ended December 31, 2006.

Prior to the adoption of SFAS No. 123(R), the Company presented unearned compensation on nonvested stock as a separate component of stockholders' equity. In accordance with the provisions of SFAS No. 123(R), on January 1, 2006, the Company reclassified the balance in unearned compensation on nonvested stock to capital in excess of par value on its balance sheet.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for tax deductions resulting from the exercise of stock options as operating cash flows on its statements of cash flows. SFAS No. 123(R) requires that the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) be classified as financing cash flows. Accordingly, the Company classified a nominal amount in excess tax benefits as financing cash inflows rather than as operating cash inflows on its statement of cash flows for the years ended December 31, 2006 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

SFAS No. 123(R) also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any unused deferred tax assets that may be recognized under SFAS No. 123(R). The pool includes the net excess tax benefits that would have been recognized if the Company had adopted SFAS No. 123 for recognition purposes on its effective date. The Company has elected to calculate the pool of excess tax benefits under the alternative transition method described in FSP FAS No. 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards," which also specifies the method the Company must use to calculate excess tax benefits reported on the statement of cash flows. The pool of excess tax benefits at the adoption date of January 1, 2006 was $9.3 million.

Description of Stock-Based Compensation Plans
1998 Long-Term Incentive Plan

The Company's 1998 Long-Term Incentive Plan ("LTIP"), as amended, authorizes 13,625,000 shares of Company Common Stock for issuance as of December 31, 2007. The LTIP authorizes the grant of stock options, stock appreciation rights and other stock-based awards to officers and employees of the Company. Options to purchase shares granted to the Company's employees under this plan were granted with an exercise price equal to the fair market value of the Company's stock on the day prior to the grant date. These options become ratably exercisable beginning one year from the date of grant to three years after the date of grant. All options granted under this plan expire ten years from the date of grant. The Company granted stock options to purchase 785,813, 918,245 and 1,056,811 shares of Company Common Stock to certain key employees during the years ended December 31, 2005, 2006 and 2007, respectively, under this plan with an exercise price equal to the fair market value of Company Common Stock on the day prior to the grant date.

The Company's outstanding nonvested stock awards have a cliff-vesting period ranging three to five years from the grant date and a majority contain no vesting requirements other than continued employment of the employee. There are certain nonvested stock awards that require the vesting be contingent upon the satisfaction of certain financial goals in addition to continued employment of the employee, which is further discussed below in this Note. The Company granted 880,451, 393,844 and 453,796 shares of nonvested stock awards to certain key employees under the LTIP during the years ended December 31, 2005, 2006 and 2007, respectively.

Vesting of awards granted under the LTIP may be accelerated in the event of disability or death of a participant or change of control of the Company. As of April 15, 2005, vesting for all nonvested outstanding options at that date, except for those granted in December 2004, and vesting for all outstanding nonvested stock awards under the LTIP were accelerated as a result of the Province Business Combination, as further discussed in Note 2.

Outside Directors Stock and Incentive Compensation Plan

The Company also has an Outside Directors Stock and Incentive Compensation Plan ("ODSICP") for which 375,000 shares of Company Common Stock have been reserved for issuance. There were no options granted under this plan during the years ended December 31, 2005, 2006 or 2007. The outstanding options under this plan become exercisable beginning in part from the date of grant to three years after the date of grant and expire ten years after grant.

The ODSICP further provides that non-employee directors may elect to receive, in lieu of any portion of their annual retainer (in multiples of 25%), a deferred stock unit award. A deferred stock unit represents the right to receive a specified number of shares of Company Common Stock. The shares are paid, subject to the election of the non-employee director, either two years following the date of the award or at the end of the director's service on the Board of Directors. The number of shares of Company Common Stock to be paid under a deferred stock unit award is equal to the value of the cash retainer that the non-employee director has elected to forego, divided by the fair market value of Company Common Stock on the date of the award. The Company recognizes a nominal stock-based compensation expense amount under this plan. As of December 31, 2007, there were 9,819 deferred stock units outstanding under the ODSICP.

The Company granted 31,500 shares of nonvested stock awards to its outside directors under the ODSICP during the year ended December 31, 2005. There were no shares of nonvested stock awards granted under the ODSICP during the years ended December 31, 2006 and 2007. The outstanding nonvested stock awards granted under the ODSICP vest three years from the grant date and contain no vesting requirements other than continued service of the director. Vesting may be accelerated in the event of disability or death of a participant or change of control of the Company. As of April 15, 2005, vesting for all nonvested outstanding stock options and outstanding nonvested stock awards under the ODSICP were accelerated as a result of the Province Business Combination, as further discussed in Note 2.

Pursuant to the ODSICP, the Company granted 24,500 and 28,000 restricted stock unit awards to its outside directors during the years ended December 31, 2006 and 2007, respectively. These awards are fully vested and no longer subject to forfeiture upon the earliest of any of the following conditions to occur: (i) the date that is immediately prior to the date of the Annual Meeting of Stockholders of the Company following the date of the grant; (ii) the death or disability of the outside director; or (iii) events described in Section 7.1 of the ODSICP. Generally, such shares are forfeited in their entirety unless the individual continues to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

serve as a director of the Company on the day prior to the date of the Annual Meeting of Stockholders following the date of grant. The outside director's receipt of shares of common stock pursuant to the restricted stock unit award is deferred until the first business day following the earliest to occur of (i) the third anniversary of the date of grant, or (ii) the date the outside director ceases to be a member of the Company's Board of Directors.

ESPP

Prior to July 1, 2007, the Company sponsored an employee stock purchase plan which allowed employees to purchase shares of Company Common Stock at a discount. There were 300,000 shares of Company Common Stock reserved for issuance under this plan. During the year ended December 31, 2007, the Company issued all remaining shares available under the ESPP and effective July 1, 2007, the Company terminated the plan. Prior to January 1, 2006 the ESPP provided for employees to purchase shares of Company Common Stock at a price equal to 85% of the lower of the closing price on the first day or last day of a six month interval. Effective January 1, 2006, the plan was amended to be in compliance with the safe harbor rules of SFAS No. 123(R) so that the plan was not compensatory under the new standard and no expense was recognized. The Company received $1.6 million, $2.2 million, and $1.3 million for the issuance of common stock under this plan during the years ended December 31, 2005, 2006 and 2007, respectively.

Presented below is a summary of activity under the ESPP for 2005, 2006 and 2007:

	Shares Available for Issuance
December 31, 2004	161,399
Issuances	(53,422)
December 31, 2005	107,977
Issuances	(71,847)
December 31, 2006	36,130
Issuances	(36,130)
December 31, 2007	–

MSPP

The Company has a Management Stock Purchase Plan ("MSPP") which provides to certain designated employees an opportunity to purchase restricted shares of Company Common Stock at a 25% discount through payroll deductions over six-month intervals.

There were 250,000 shares of Company Common Stock reserved for issuance under this plan at December 31, 2007. Such shares are subject to a three-year cliff-vesting period. As of April 15, 2005, vesting for all outstanding nonvested shares of MSPP restricted stock at that date were accelerated as a result of the Province Business Combination, as further discussed in Note 2. The Company redeems shares from employees upon vesting of the MSPP restricted stock for minimum statutory tax withholding purposes. The Company redeemed 21,084 shares upon vesting of the MSPP restricted stock during the year ended December 31, 2005. There were no redemptions during the years ended December 31, 2006 and 2007, because there were no MSPP shares vested during those years. The Company recognizes a nominal stock-based compensation expense amount under this plan as a result of the relatively small number of participants in the MSPP. The Company received, $0.6 million, $0.8 million, and $0.3 million for the issuance of stock under this plan during the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, there were 58,886 restricted shares outstanding under the MSPP.

Presented below is a summary of activity under the MSPP for 2005, 2006 and 2007:

	Shares Available for Issuance
December 31, 2004	126,306
Forfeitures	857
Issuances	(22,037)
December 31, 2005	105,126
Forfeitures	2,176
Issuances	(31,179)
December 31, 2006	76,123
Forfeitures	11,402
Issuances	(31,518)
December 31, 2007	56,007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

Stock Options
Valuation

The Company estimated the fair value of stock options granted during the years ended December 31, 2006 and 2007 using the Hull-White II Valuation Model ("HW-II") lattice option valuation model and a single option award approach. The Company estimated the fair value of stock options granted prior to January 1, 2006 using the Black-Scholes-Merton ("BSM") valuation model. The Company prefers the HW-II over the BSM because the HW-II considers characteristics of fair value option pricing, such as an option's contractual term and the probability of exercise before the end of the contractual term, that are not available under the BSM. In addition, the complications surrounding the expected term of an option are material, as clarified by the SEC's focus on the matter in SAB 107. Given the Company's reasonably large pool of unexercised options, the Company believes a lattice model that specifically addresses this fact and models a full term of exercises is the most appropriate and reliable means of valuing its stock options. The Company is amortizing the fair value on a straight-line basis over the requisite service periods of the awards, which are the vesting periods of three years. The stock options that were granted during the years ended December 31, 2006 and 2007 vest 33.3% on each grant anniversary date over three years of continued employment.

The following table shows the weighted average assumptions the Company used to develop the fair value estimates under its option valuation models and the resulting estimates of weighted-average fair value per share of stock options granted during the indicated years:

	2005	2006	2007
Expected volatility	54.7%	32.8%	27.2%
Risk free interest rate (range)	3.76 - 4.34%	4.38 - 5.21%	3.34 - 5.21%
Expected dividends	–	–	–
Average expected term (years)	4.0	5.4	4.7
Fair value per share of stock options granted	$ 19.62	$ 11.15	$ 10.24

Population Stratification

Under SFAS No. 123(R), a company should aggregate individual awards into relatively homogeneous groups with respect to exercise and post-vesting employment behaviors for the purpose of refining the expected term assumption, regardless of the valuation technique used to estimate the fair value. In addition, SAB 107 clarifies that a company may generally make a reasonable fair value estimate with as few as one or two groupings. The Company has stratified its employee population into two groups: (i) "Insiders," who are the Section 16 filers under SEC rules; and (ii) "Non-insiders," who are the rest of the employee population. The Company derived this stratification based on the analysis of its historical exercise patterns, excluding certain extraordinary events.

Expected Volatility

Volatility is a measure of the tendency of investment returns to vary around a long-term average rate. Historical volatility is an appropriate starting point for setting this assumption under SFAS No. 123(R). According to SFAS No. 123(R), companies should also consider how future experience may differ from the past. This may require using other factors to adjust historical volatility, such as implied volatility, peer-group volatility and the range and mean-reversion of volatility estimates over various historical periods. SFAS No. 123(R) and SAB 107 acknowledge that there is likely to be a range of reasonable estimates for volatility. In addition, SFAS No. 123(R) requires that if a best estimate cannot be made, management should use the mid-point in the range of reasonable estimates for volatility. Effective January 1, 2006, the Company estimates the volatility of its common stock at the date of grant based on both historical volatility and implied volatility from traded options on Company Common Stock, consistent with SFAS No. 123(R) and SAB 107.

Risk-Free Interest Rate

Lattice models require risk-free interest rates for all potential times of exercise obtained by using a grant-date yield curve. A lattice model would, therefore, require the yield curve for the entire time period during which employees might exercise their options. The Company bases the risk-free rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms.

Expected Dividends

The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, it uses an expected dividend yield of zero.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

Pre-Vesting Forfeitures

Pre-vesting forfeitures do not affect the fair value calculation, but they affect the expense calculation. SFAS No. 123(R) requires the Company to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company has used historical data to estimate pre-vesting stock option and nonvested stock forfeitures and record share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS No. 123 for periods prior to January 1, 2006, the Company also used an estimated forfeiture rate.

The Company changed from its static forfeiture rate methodology to a dynamic forfeiture rate methodology during the year ended December 31, 2007. The dynamic forfeiture rate methodology incorporates the lapse of time into the resulting expense calculation and results in a forfeiture rate that diminishes as the granted awards approach its vest date. Accordingly, the dynamic forfeiture rate methodology results in a more consistent stock compensation expense calculation over the vesting period of the award.

Additionally, during the year ended December 31, 2007, the Company performed an analysis of its initial pre-vesting forfeiture rate percentage and increased its initial pre-vesting forfeiture rate ranging from 3.0% to 7.5%, up to an initial pre-vesting forfeiture rate of 12.5%. The increase in the Company's initial pre-vesting forfeiture rate reflects the recent forfeiture trends experienced by the Company and future expectations. As previously discussed, as the Company utilizes the dynamic forfeiture rate methodology, this rate is updated and is reduced accordingly as time elapses until it ultimately reaches 0% on the vesting date, contingent upon the continued employment of the grantee.

Post-Vesting Cancellations

Post-vesting cancellations include vested options that are cancelled, exercised or expire unexercised. Lattice models treat post-vesting cancellations and voluntary early exercise behavior as two separate assumptions. The Company used historical data to estimate post-vesting cancellations.

Expected Term

SFAS No. 123(R) calls for an "extinguishment" calculation, dependent upon how long a granted option remains outstanding before it is fully extinguished. While extinguishment may result from exercise, it can also result from cancellation (post-vesting) or expiration at the contractual term. Expected term is an output in lattice models so the Company does not have to determine this amount.

Stock Option Activity

A summary of stock option activity under both the LTIP and ODSICP during the year ended December 31, 2007 is as follows:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Price	Total Fair Value	Average Intrinsic Value[a]	Weighted Average Remaining Contractual Term
				(In millions)	(In millions)	(In years)
Outstanding at December 31, 2006	4,121,524	$ 30.19	$ 11.77	$ 48.5	$ 24.5	6.14
Exercisable at December 31, 2006	2,979,297	$ 27.87	$ 11.00	$ 32.8	$ 24.1	5.07
Granted	1,056,811	36.32	10.24	10.8	N/A	N/A
Forfeited (pre-vest cancellation)	(570,307)	36.48	11.85	(6.7)	N/A	N/A
Exercised	(400,639)	30.64	11.64	(4.7)	3.1	N/A
Expired (post-vest cancellation)	(78,826)	40.16	17.68	(1.4)	N/A	N/A
Vested	415,574	37.10	14.65	6.0	N/A	N/A
Outstanding at December 31, 2007	4,128,563	$ 30.65	$ 11.25	$ 46.5	$ 17.7	5.68
Exercisable at December 31, 2007	2,915,406	$ 28.47	$ 11.20	$ 32.7	$ 17.6	4.43
Unvested at December 31, 2007	1,213,157	$ 35.90	$ 11.31	$ 13.8	$ 0.1	8.67

[a] The aggregate intrinsic value represents the difference between the underlying stock's market price and the stock option's exercise price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

In March 2007, the Company granted performance-based stock options to certain senior executives to acquire up to an aggregate of 760,000 shares of Company Common Stock. These stock options were subject to forfeiture unless certain targeted levels of diluted earnings per share were achieved for the year ending December 31, 2007. Depending on the level of diluted earnings per share achieved for the year ended December 31, 2007, the senior executives would forfeit zero to 100% of these stock options. For purposes of accounting for these stock options, the Company assumed a target level of diluted earnings per share that resulted in the grant of 380,000 stock options. Because the required targeted level of diluted earnings per share was not met, the Company cancelled all of these stock options. As a result, there was no expense recognized for these performance-based stock options during the year ended December 31, 2007. The 1,056,811 stock options granted and 570,307 stock options forfeited during the year ended December 31, 2007 included those 380,000 performance-based stock options.

The total intrinsic value of stock options exercised during the years ended December 31, 2005, 2006 and 2007 was $22.0 million, $0.5 million and $3.1 million, respectively. The Company received $43.6 million, $0.6 million, and $12.7 million in cash from stock option exercises for the years ended December 31, 2005, 2006 and 2007, respectively. The actual tax benefit realized for the tax deductions from stock option exercises of the stock-based payment arrangements totaled $8.9 million and $1.2 million for the years ended December 31, 2005 and 2007, respectively. There was a nominal amount of actual tax benefits realized for the tax deductions from stock option exercises for the year ended December 31, 2006.

As of December 31, 2007, there was $7.9 million of total unrecognized compensation cost related to stock option compensation arrangements under the LTIP. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of 1.3 years.

Nonvested Stock

The fair value of nonvested stock is determined based on the closing price of Company Common Stock on the day prior to the grant date. The nonvested stock requires no payment from employees and directors, and stock-based compensation expense is recorded equally over the vesting periods (three to five years).

A summary of nonvested stock activity under both the LTIP and ODSICP, including 28,000 restricted stock units granted under the ODSICP, during the year ended December 31, 2007 is as follows:

Nonvested Shares	Number of Shares	Weighted Average Fair Value	Total Fair Value	Aggregate Intrinsic Value
			(In millions)	(In millions)
Outstanding at December 31, 2006	1,014,734	$ 39.47	$ 40.1	$ 34.2
Granted	481,796	36.44	17.5	N/A
Vested and exercised	(10,500)	40.60	(0.4)	0.2
Forfeited (pre-vest cancellation)	(202,918)	38.99	(8.0)	N/A
Outstanding at December 31, 2007	1,283,112	$ 38.33	$ 49.2	$ 35.7
Unvested at December 31, 2007	1,262,112	$ 38.42	$ 48.5	$ 35.1

During the year ended December 31, 2007, the Company granted 240,000 shares of nonvested stock awards under the LTIP to certain senior executives. These nonvested stock awards are included in the above table. In addition to requiring continuing service of an employee, the vesting of these nonvested stock awards is contingent upon the satisfaction of certain financial goals, specifically related to the achievement of budgeted annual revenues and earnings targets within a three-year period. Under the LTIP, if these goals are achieved, the nonvested stock awards will cliff-vest three years after the grant date. The fair value for each of these nonvested stock awards was determined based on the closing price of Company Common Stock on the day prior to the grant date and assumes that the performance goals will be achieved. If these performance goals are not met, no compensation expense will be recognized and any recognized compensation expense will be reversed.

As of December 31, 2007, there was $19.9 million of total unrecognized compensation cost related to nonvested stock and restricted stock unit compensation arrangements granted under both the LTIP and ODSICP. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of 2.0 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Summary of Stock-Based Compensation

The following table summarizes the Company's stock benefit activity for the last three years:

		Stock Options Outstanding		Nonvested Stock Outstanding		Deferred Stock Units Outstanding
	Shares Available for Grants	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Grant Date Price	Number of Shares
December 31, 2004	3,911,302	4,359,581	$ 27.43	186,000	$ 33.70	10,310
Increases in shares available (approved by stockholders)	2,000,000	–	N/A	–	–	–
Stock option grants	(785,813)	785,813	42.65	–	–	–
Deferred stock unit grants	(2,088)	–	N/A	–	–	2,088
Deferred stock units vested	–	–	N/A	–	–	(1,230)
Nonvested stock grants	(911,951)	–	N/A	911,951	42.76	–
Stock option exercises	–	(1,515,080)	28.72	–	–	–
Stock option cancellations	70,640	(70,640)	40.02	–	–	–
Change of control vesting	–	–	N/A	(186,000)	33.67	–
Nonvested stock cancellations	46,917	–	N/A	(46,917)	42.80	–
December 31, 2005	4,329,007	3,559,674	29.98	865,034	42.76	11,168
Stock option grants	(918,245)	918,245	33.24	–	–	–
Deferred stock unit grants	(6,255)	–	N/A	–	–	6,255
Deferred stock units vested	–	–	N/A	–	–	(799)
Nonvested stock grants	(418,344)	–	N/A	418,344	33.23	–
Stock option exercises	–	(30,327)	17.62	–	–	–
Stock option cancellations	326,068	(326,068)	37.68	–	–	–
Nonvested stock cancellations	268,644	–	N/A	(268,644)	40.34	–
December 31, 2006	3,580,875	4,121,524	30.19	1,014,734	39.47	16,624
Stock option grants	(1,056,811)	1,056,811	36.32	–	–	–
Deferred stock unit grants	(3,979)	–	N/A	–	–	3,979
Deferred stock units vested	–	–	N/A	–	–	(10,784)
Nonvested stock grants	(481,796)	–	N/A	481,796	36.44	–
Stock option exercises	–	(400,639)	30.64	–	–	–
Stock option cancellations	649,133	(649,133)	36.93	–	–	–
Nonvested stock exercises	–	–	N/A	(10,500)	40.60	–
Nonvested stock cancellations	202,918	–	N/A	(202,918)	38.99	–
December 31, 2007	2,890,340	4,128,563	$ 30.65	1,283,112	$ 38.33	9,819

The following table summarizes the Company's total stock-based compensation expense as well as the total recognized tax benefits related thereto for the last three years (in millions):

	2005 [a]	2006	2007
Nonvested stock	$ 6.5	$ 7.4	$ 11.8
Stock options	–	5.7	7.0
Total stock-based compensation expense	$ 6.5	$ 13.1	$ 18.8
Tax benefits on stock-based compensation expense	$ 2.4	$ 5.2	$ 7.8

[a] This excludes the $4.0 million ($2.5 million, net of income taxes) of compensation expense the Company recognized that was the result of the accelerated vesting of nonvested stock due to the Province Business Combination.

The Company did not capitalize any stock-based compensation cost for the years ended December 31, 2005, 2006 and 2007. As of December 31, 2007, there was $27.8 million of total unrecognized compensation cost related to all of the Company's stock compensation arrangements. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted-average period of 1.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 8. Commitments and Contingencies

Americans with Disabilities Act Claim

On January 12, 2001, a class action lawsuit was filed by Access Now in the United States District Court of the Eastern District of Tennessee (the "District Court") against each of the Company's existing hospitals alleging non-compliance with the Americans with Disabilities Act (the "ADA"). This lawsuit has been amended to add hospitals the Company subsequently acquired and to dismiss divested facilities. The lawsuit does not seek any monetary damages, but seeks injunctive relief requiring facility modification, where necessary, to meet ADA guidelines, in addition to attorneys' fees and costs. The Company may be required to make significant capital expenditures at one or more of its facilities in order to comply with the ADA.

In January 2002, the District Court certified the class action and issued a scheduling order that requires the parties to complete discovery and inspection for approximately six facilities per year. Through January 31, 2008, the plaintiffs had conducted inspections at 32 of the Company's hospitals (including two subsequently divested hospitals). As of January 31, 2008, the District Court had approved settlement agreements between the Company and the plaintiff relating to 13 of these facilities. The Company has completed corrective work on three facilities for a cost of $1.0 million. The Company currently anticipates that the costs associated with the ten other facilities which have court-approved settlement agreements will range from $5.1 million to $7.0 million. On February 12, 2008, the District Court entered an order dismissing the case due to the lack of individual plaintiffs. The plaintiff has the right to re-file the case during an appeal period that has not yet expired.

Legal Proceedings and General Liability Claims

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, medical malpractice, breach of contracts, wrongful restriction of or interference with physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request payment for damages, including punitive damages that may not be covered by insurance. The Company is currently not a party to any pending or threatened proceeding, which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

Physician Commitments

The Company has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may advance certain amounts of money to a physician, normally over a period of one year, to assist in establishing the physician's practice. The amount of commitments the Company estimates it will advance to physicians is $15.3 million and often depends upon the financial results of a physician's private practice during the guarantee period. Generally, amounts advanced under the recruiting agreements may be forgiven pro rata over a period of 48 months contingent upon the physician continuing to practice in the respective community. Pursuant to the Company's standard physician recruiting agreement, any breach or non-fulfillment by a physician under the physician recruiting agreement gives the Company the right to recover any payments made to the physician under the agreement. The Company adopted FSP FIN 45-3 effective January 1, 2006, which affects the accounting for advances to physicians, as further discussed in Note 1 and Note 4.

Capital Expenditure Commitments

The Company is reconfiguring some of its facilities to accommodate patient services more effectively and restructuring existing surgical capacity in some of its hospitals to permit additional patient volume and a greater variety of services. The Company has incurred approximately $34.1 million in uncompleted projects as of December 31, 2007, which is included in construction in progress in the Company's accompanying consolidated balance sheet. At December 31, 2007, the Company had projects under construction with an estimated cost to complete and equip of approximately $72.8 million.

Pursuant to the asset purchase agreement for DRMC, the Company has agreed to expend at least $11.3 million for capital expenditures and improvements before July 1, 2008. The Company has exceeded the $11.3 million minimum required capital expenditures and improvements as of December 31, 2007.

The Company agreed in connection with the lease of WCCH to make capital expenditures or improvements to the hospital of a value not less than $10.3 million prior to June 1, 2008, and an additional $4.2 million, for an aggregate total of $14.5 million, before June 1, 2013. The Company has incurred approximately $7.7 million of the required capital expenditures and improvements as of December 31, 2007.

There are required annual capital expenditure commitments in connection with several of the Company's other facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Development Agreement with the City of Ennis

The Company entered into a development agreement with the City of Ennis, Texas ("the Development Agreement") during 2005 to construct a new hospital ("Ennis New") to replace the existing Ennis Regional Medical Center ("Ennis Old"). The Company leased Ennis Old from the City of Ennis. Under the Development Agreement, the Company constructed and equipped Ennis New for approximately $35.0 million, all of which was paid for by the Company. The construction was completed during July 2007 and the Company moved its operations from Ennis Old to Ennis New. Pursuant to the terms of the Development Agreement, the City of Ennis paid $14.7 million of the construction cost to the Company during August 2007, which the Company has included in professional and general liability claims and other liabilities in the Company's accompanying consolidated balance sheet as of December 31, 2007. In addition, the Company entered into a 40-year lease agreement with the City of Ennis (the "Lease Agreement") that leases Ennis New from the lessor, the City of Ennis, to the lessee, the Company. The Company is amortizing the $14.7 million deferred income liability straight-line over the term of the Lease Agreement.

Acquisitions

The Company has historically acquired businesses with prior operating histories. Acquired companies, including the former Province hospitals, may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, medical and general professional liabilities, workers compensation liabilities, previous tax liabilities and unacceptable business practices. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines. The Company was not indemnified by Province in connection with the Province Business Combination.

Leases

The Company leases real estate properties, buildings, vehicles and equipment under cancelable and non-cancelable leases. The leases expire at various times and have various renewal options. Certain leases that meet the lease capitalization criteria in accordance with SFAS No. 13, "Accounting for Leases," as amended, have been recorded as an asset and liability at the net present value of the minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments are based on the Company's incremental borrowing rate at the inception of the lease. Rental expense of operating leases for the years ended December 31, 2005, 2006 and 2007 was $17.6 million, $24.0 million and $26.8 million, respectively.

Future minimum lease payments at December 31, 2007, for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in millions):

	Operating Leases	Capital Lease Obligations	Total
2008	$ 14.1	$ 0.8	$ 14.9
2009	10.9	0.8	11.7
2010	7.3	0.6	7.9
2011	5.3	0.6	5.9
2012	4.1	0.6	4.7
Thereafter	13.7	3.3	17.0
	$ 55.4	6.7	$ 62.1
Less: interest portion		1.5	
Long-term obligations under capital leases		$ 5.2	

Tax Matters

See Note 5 for a discussion of the Company's contingent tax matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 9. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2005, 2006 and 2007 (dollars and shares in millions, except per share amounts):

	2005	2006	2007
Numerator:			
Numerator for basic earnings (loss) per share – income from continuing operations	$ 82.2	$ 144.5	$ 125.9
Interest on convertible notes, net of income taxes	3.3	–	–
Numerator for diluted earnings per share – income from continuing operations	85.5	144.5	125.9
Income (loss) from discontinued operations, net of income taxes	(9.3)	1.0	(23.9)
Cumulative effect of change in accounting principle	–	0.7	–
	$ 76.2	$ 146.2	$ 102.0
Denominator:			
Denominator for basic earnings (loss) per share – weighted average shares outstanding	50.1	55.6	56.2
Effect of dilutive securities:			
Employee stock benefit plans	0.9	0.7	1.0
Convertible notes	2.2	–	–
Denominator for diluted earnings (loss) per share – weighted average shares	53.2	56.3	57.2
Basic earnings (loss) per share:			
Continuing operations	$ 1.64	$ 2.60	$ 2.24
Discontinued operations	(0.19)	0.02	(0.42)
Cumulative effect of change in accounting principle	–	0.01	–
Net income	$ 1.45	$ 2.63	$ 1.82
Diluted earnings (loss) per share:			
Continuing operations	$ 1.61	$ 2.57	$ 2.20
Discontinued operations	(0.18)	0.02	(0.41)
Cumulative effect of change in accounting principle	–	0.01	–
Net income	$ 1.43	$ 2.60	$ 1.79

The Company's 3 1/2% Notes and 3 1/4% Debentures are included in the calculation of diluted earnings per share whether or not the contingent requirements have been met for conversion using the treasury stock method if the conversion price of $51.79 and $62.22, respectively, is less than the average market price of Company Common Stock for the period. Upon conversion, the par value is settled in cash, and only the conversion premium is settled in shares of Company Common Stock. The impact of the 3 1/4% Debentures has been excluded because the effect would have been anti-dilutive for the years ended December 31, 2006 and 2007. The impact of the 3 1/2% Notes has been excluded because the effect would have been anti-dilutive for the year ended December 31, 2007.

Note 10. Impact of Changes in the Company's Senior Executives

On April 26, 2007, Michael J. Culotta resigned from his position of Chief Financial Officer of the Company. On May 4, 2007, LifePoint CSGP, LLC, a subsidiary of the Company, and Mr. Culotta entered into an Agreement to Cooperate and General Release (the "Release Agreement"). Under the Release Agreement, Mr. Culotta agreed to cooperate with the Company in various matters in which his knowledge of the business of the Company may be relevant and to assist the Company so as to facilitate a smooth and seamless transition of the responsibilities held and information learned by him while employed by the Company. Mr. Culotta agreed that his participation in various employment plans sponsored by the Company had ceased with his resignation and to release any claims he may have against the Company. As consideration for entering into the Release Agreement, the Company agreed to pay Mr. Culotta a total amount of approximately $0.8 million over the course of 18 months following the date of the Release Agreement. Mr. Culotta also acknowledged certain terms of existing stock options and rights under Company plans, including the expiration thereof, in relation to his resignation. Finally, Mr. Culotta agreed to certain confidentiality, non-competition, non-solicitation and other requirements under the Release Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

As a result of Mr. Culotta's resignation, the Company incurred a net decrease in compensation expense of approximately $0.7 million, $0.4 million, net of income taxes, or an increase in diluted earnings per share of $0.01, during the year ended December 31, 2007. This net decrease in compensation expense consists of approximately $0.8 million recognized in connection with the Release Agreement, as described above, offset by an approximate $1.5 million reversal of stock compensation expense resulting from the termination of his unvested stock options and nonvested stock.

Effective June 26, 2006, Executive Vice President William F. Carpenter III, was named President and Chief Executive Officer of the Company. Mr. Carpenter replaced Kenneth C. Donahey, who retired after serving five years as the Company's Chairman, President and Chief Executive Officer. In addition, on June 25, 2006, Mr. Donahey resigned from the Company's Board of Directors and Mr. Carpenter was elected by the Company's Board of Directors to fill the vacancy resulting from Mr. Donahey's resignation. In addition, the Company's Lead Director, Owen G. Shell, Jr., was elected as the Company's Chairman of the Board as of June 26, 2006.

Effective June 25, 2006, LifePoint CSGP, LLC, a subsidiary of the Company, entered into a Separation Agreement with Mr. Donahey that terminated the employment agreement between LifePoint CSGP, LLC and Mr. Donahey (the "Employment Agreement"). Mr. Donahey received $3.5 million in two equal installments, on December 27, 2006 and June 27, 2007, together with a payment to cover any liability for federal excise tax he would have incurred as a result of the receipt of such payments. The confidentiality provisions of the Employment Agreement remain in effect for 36 months. In accordance with the terms of his pre-existing stock option agreements, Mr. Donahey may exercise his stock options that were vested at the time of his retirement over a period of three years after his retirement date. He will receive insurance benefits comparable to those available to Company executives for a period of two years. The Company and Mr. Donahey also agreed to a mutual release of claims, except for any indemnity claims to which Mr. Donahey may be entitled and for breaches of the Separation Agreement. Mr. Donahey agreed not to compete with the Company for a period of one year in non-urban hospitals, diagnostic/imaging or surgery centers, and the physician recruitment business, subject to certain limitations, and he agreed not to induce or encourage the departure of Company employees for a period of one year.

As a result of Mr. Donahey's retirement, the Company incurred additional net compensation expense of approximately $2.0 million, $1.2 million net of income taxes, or a decrease in diluted earnings per share of $0.02, for the year ended December 31, 2006. This compensation expense consists of the $3.5 million in cash payments, as described above, offset by a $1.5 million reversal of stock compensation expense resulting from the forfeiture of his unvested stock options and nonvested stock.

Note 11. Other Current Liabilities

The following table provides information regarding the Company's other current liabilities, which are included in the accompanying consolidated balance sheets at December 31 (in millions):

	2006	2007
Cash received in advance in connection with the sale of Saint Francis	$ 40.4	$ –
Accrued interest	11.3	10.6
Workers' compensation liability	10.7	13.0
Medical benefits liability	13.7	14.3
Physician minimum revenue guarantee liability	11.0	15.3
Share repurchase payable	–	12.2
Other	40.0	33.3
	$ 127.1	$ 98.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

Note 12. Unaudited Quarterly Financial Information

The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein (dollars in millions, except per share amounts).

	2006			
	First	Second	Third	Fourth
Revenues	$ 580.6	$ 560.2	$ 627.3	$ 629.1
Income from continuing operations	$ 35.2	$ 37.2	$ 34.0	$ 38.1
Discontinued operations:				
Income (loss) from discontinued operations	(1.6)	(2.1)	0.3	0.2
Gain (loss) on sale of hospitals	3.8	(0.3)	0.6	0.1
Income (loss) from discontinued operations	2.2	(2.4)	0.9	0.3
Cumulative effect of change in accounting principle	0.7	–	–	–
Net income	$ 38.1	$ 34.8	$ 34.9	$ 38.4
Basic earnings (loss) per share:				
Continuing operations	$ 0.64	$ 0.67	$ 0.61	$ 0.68
Discontinued operations	0.04	(0.04)	0.02	0.01
Cumulative effect of change in accounting principle	0.01	–	–	–
Net income	$ 0.69	$ 0.63	$ 0.63	$ 0.69
Diluted earnings (loss) per share:				
Continuing operations	$ 0.63	$ 0.66	$ 0.60	$ 0.67
Discontinued operations	0.04	(0.04)	0.02	0.01
Cumulative effect of change in accounting principle	0.01	–	–	–
Net income	$ 0.68	$ 0.62	$ 0.62	$ 0.68

	2007			
	First	Second	Third	Fourth
Revenues	$ 661.2	$ 654.3	$ 656.2	$ 658.4
Income from continuing operations	$ 38.7	$ 24.6	$ 31.6	$ 31.0
Discontinued operations:				
Loss from discontinued operations	(0.9)	(2.6)	(3.3)	–
Loss on sale of hospitals	(0.1)	(0.1)	(0.4)	–
Impairment adjustment (charge)	(7.9)	(8.5)	0.3	(0.4)
Loss from discontinued operations	(8.9)	(11.2)	(3.4)	(0.4)
Net income	$ 29.8	$ 13.4	$ 28.2	$ 30.6
Basic earnings (loss) per share:				
Continuing operations	$ 0.69	$ 0.44	$ 0.56	$ 0.55
Discontinued operations	(0.16)	(0.20)	(0.06)	(0.01)
Net income	$ 0.53	$ 0.24	$ 0.50	$ 0.54
Diluted earnings (loss) per share:				
Continuing operations	$ 0.69	$ 0.43	$ 0.55	$ 0.54
Discontinued operations	(0.16)	(0.20)	(0.06)	(0.01)
Net income	$ 0.53	$ 0.23	$ 0.49	$ 0.53

COMPARATIVE PERFORMANCE

The graph below compares the yearly percentage change of cumulative total stockholder return on our common stock with (a) the cumulative total return of a broad equity market index, the NASDAQ Composite Index (the "Broad Index") and (b) the cumulative total return of a published industry index, the S&P Health Care Facilities (Hospital Management) Index (the "Industry Index"). The graph begins on December 31, 2002, and the comparison assumes the investment of $100 on such date in each of our common stock, the Broad Index and the Industry Index and assumes the reinvestment of all dividends, if any. The table following the graph presents the corresponding data for December 31, 2002, and each subsequent fiscal year end.

Comparison of 5 Year Cumulative Total Return
Among LifePoint Hospitals, Inc. Common Stock, the NASDAQ Composite Index
and the S & P Health Care Facilities Index


$250
$200
$150
$100
$50
$0
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LifePoint Hospitals, Inc
NASDAQ Composite
S&P Health Care Facilities

	Cumulative Total Return					
	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
LifePoint Hospitals, Inc. Common Stock	$ 100	$ 98.39	$ 116.33	$ 125.29	$ 112.59	$ 99.36
NASDAQ Composite	100	149.75	164.64	168.60	187.83	205.22
S&P Health Care Facilities	100	105.37	94.73	105.59	107.89	130.62

The stock price performance graph and fiscal year end summary are purely historical information and should not be relied upon as indicative of future price performance

BOARD OF DIRECTORS

Owen G. Shell, Jr.
Chairman of the Board
LifePoint Hospitals, Inc.
Retired President, Asset Management Group
Bank of America Corporation

Gregory T. Bier
Retired Partner
Deloitte & Touche LLP

William F. Carpenter III
President and Chief Executive Officer
LifePoint Hospitals, Inc.

Richard H. Evans
Chairman
Evans Holdings, LLC

DeWitt Ezell, Jr.
Former State President of Tennessee
BellSouth Corporation

Michael P. Haley
Former Chairman, President and Chief Executive Officer
MW Manufacturers, Inc.

Marguerite W. Kondracke
President and Chief Executive Officer
America's Promise – The Alliance for Youth

William V. Lapham
Retired Partner
Ernst & Young LLP

John E. Maupin, Jr., D.D.S.
President
Morehouse School of Medicine

OFFICERS

William F. Carpenter III
President and Chief Executive Officer

David M. Dill
Executive Vice President and Chief Financial Officer

Paul D. Gilbert
Executive Vice President and Chief Legal Officer

William M. Gracey
Executive Vice President and Chief Operating Officer

John P. Bumpus
Executive Vice President and Chief Administrative Officer

CORPORATE INFORMATION

Transfer Agent and Registrar
National City Bank
Shareholder Services Group
P. O. Box 92301
Cleveland, Ohio 44193-0900
216-476-8663/800-622-6757

Independent Registered Public Accounting Firm
Ernst & Young LLP
Nashville, Tennessee

Corporate Headquarters
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
615-372-8500

Form 10-K

The Company has filed an annual report on Form 10-K for the year ended December 31, 2007, with the United States Securities and Exchange Commission. **Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, or by visiting the Company's Website at www.lifepointhospitals.com.**

Common Stock and Dividend Information

The Common Stock of LifePoint Hospitals, Inc. is listed on the NASDAQ Global Select Market under the symbol "LPNT."

At March 17, 2008, the Company had a total of approximately 30,320 shareholders, including 3,932 stockholders of record and approximately 26,388 persons or entities holding Common Stock in nominee name. No dividends have been paid on the Common Stock, and the Company does not currently intend to declare or pay any dividends.

The following table shows, for periods indicated, the high and low sales prices per share of the Company's Common Stock as reported by the NASDAQ Stock Market.

	High	Low
2006		
First Quarter	$ 37.01	$ 28.27
Second Quarter	36.40	29.21
Third Quarter	37.20	30.89
Fourth Quarter	36.94	32.60
2007		
First Quarter	$ 38.49	$ 32.74
Second Quarter	40.80	35.91
Third Quarter	40.49	27.38
Fourth Quarter	32.50	28.10
2008		
First Quarter (through March 17, 2008)	$ 30.75	$ 23.76

Locations

As of December 31, 2007, LifePoint Hospitals owned and operated 49 hospitals in 18 states with approximately 6,136 licensed beds. Of the combined 49 hospitals, 44 are in communities where LifePoint is the sole community hospital provider.



Alabama
Andalusia, Andalusia Regional Hospital
Haleyville, Lakeland Community Hospital
Russellville, Russellville Hospital
[illegible] Regional Medical Center
[illegible] Medical Center
[illegible]
[illegible] Center

Kentucky
Georgetown, Georgetown Community Hospital
Lebanon, Spring View Hospital
Mayfield, Jackson Purchase Medical Center
Maysville, Meadowview Regional Medical Center
Paris, Bourbon Community Hospital
Russellville, Logan Memorial Hospital
Somerset, Lake Cumberland Regional Hospital
Versailles, Bluegrass Community Hospital

Louisiana
Eunice, Acadian Medical Center
LaPlace, River Parishes Hospital
Minden, Minden Medical Center
Morgan City, Teche Regional Medical Center
Opelousas, Doctors' Hospital
Ville Platte, Ville Platte Medical Center

Mississippi
Cleveland, Bolivar Medical Center

Nevada
Elko, Northeastern Nevada Regional Hospital

New Mexico
Los Alamos, Los Alamos Medical Center
Las Cruces, Memorial Medical Center

Tennessee
Athens, Athens Regional Medical Center
Lawrenceburg, Crockett Hospital
Livingston, Livingston Regional Hospital
Pulaski, Hillside Hospital
Winchester, Southern Tennessee Medical Center / Emerald-Hodgson Hospital

Texas
Ennis, Ennis Regional Medical Center
Palestine, Palestine Regional Medical Center
Mexia, Parkview Regional Hospital

Utah
Price, Castleview Hospital
Vernal, Ashley Valley Medical Center

Virginia
Danville, Danville Re[illegible]
Martinsville, Memo[illegible] of Martinsville and Henry County
Richlands, Clinch Valley Medical Center
Wytheville, Wythe County Community Hospital

West Virginia
Beckley, Raleigh General Hospital
Logan, Logan Regional Medical Center

Wyoming
Lander, Lander Valley Medical Center
Riverton, Riverton Memorial Hospital



Corporate Headquarters
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
615-372-8500
www.lifepointhospitals.com

END